As filed with the U.S. Securities and Exchange Commission on November 21, 2008

Registration No. 333-152408

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

SEC File No 811-8329

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 PRE-EFFECTIVE AMENDMENT NO. 2	☒

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 AMENDMENT NO. 30	☒

John Hancock Life Insurance Company of New York SEPARATE ACCOUNT B

(Exact Name of Registrant)

John Hancock Life Insurance Company of New York

(Name of Depositor)

197 Clarendon Street Boston,

MA 02116

(Complete address of depositor’s principal executive offices)

Depositor’s Telephone Number: 617-572-6000

JAMES C. HOODLET, ESQ.

John Hancock Life Insurance Company of New York

U.S. Insurance Law

JOHN HANCOCK PLACE BOSTON,

MA 02117

(Name and complete address of agent for service)

Copy to:

THOMAS C. LAUERMAN, ESQ.

Jorden Burt LLP 1025 Thomas Jefferson Street, N.W.

Suite 400 East Washington, D.C. 20007-5208

It is proposed that this filing will become effective as soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus dated                 , 2008

for interests in

Separate Account B

Interests are made available under

CORPORATE VUL

a flexible premium variable universal life insurance policy issued by

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

(“John Hancock NY”)

The policy provides a fixed account option with fixed rates of return declared by John Hancock NY and the following investment accounts:

500 Index B	Global Bond	Natural Resources
Active Bond	Global Real Estate	Optimized All Cap
All Cap Core	Health Sciences	Optimized Value
All Cap Growth	High Yield	Overseas Equity
All Cap Value	Income & Value	Pacific Rim
American Asset Allocation	Index Allocation	PIMCO VIT All Asset
American Blue Chip Income and Growth	International Core	Real Estate Securities
American Bond	International Equity Index B	Real Return Bond
American Growth	International Opportunities	Science & Technology
American Growth-Income	International Small Cap	Short-Term Bond
American International	International Value	Small Cap Growth
Blue Chip Growth	Investment Quality Bond	Small Cap Index
Capital Appreciation	Large Cap	Small Cap Opportunities
Capital Appreciation Value	Large Cap Value	Small Cap Value
Classic Value	Lifestyle Aggressive	Small Company Value
Core Allocation Plus	Lifestyle Balanced	Strategic Bond
Core Bond	Lifestyle Conservative	Strategic Income
Core Equity	Lifestyle Growth	Total Bond Market B
Disciplined Diversification	Lifestyle Moderate	Total Return
Emerging Small Company	Mid Cap Index	Total Stock Market Index
Equity-Income	Mid Cap Intersection	U.S. Government Securities
Financial Services	Mid Cap Stock	U.S. High Yield Bond
Franklin Templeton Founding Allocation	Mid Cap Value	U.S. Large Cap
Fundamental Value	Mid Value	Utilities
Global	Money Market B	Value
Global Allocation

* * * * * * * * * * * *

Please note that the Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

GUIDE TO THIS PROSPECTUS

This prospectus is arranged in the following way:

•	Starting on the next page is a Table of Contents for this prospectus.

•

The section after the Table of Contents is called “Summary of Benefits and Risks.” It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

•	Behind the Summary of Benefits and Risks section is a section called “Fee Tables” that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

•

Behind the Fee Tables section is a section called “Detailed Information.” This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

•

Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the “SAI”) and how the SAI, personalized illustrations and other information can be obtained.

Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements. In addition, you will receive the prospectuses for the underlying funds that we make available as investment options under the policies. The funds’ prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as feeder funds, the prospectus for the corresponding master fund is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock NY representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

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SUMMARY OF BENEFITS AND RISKS

The nature of the policy

The policy’s primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based on the investment results of the investment accounts that you choose. The amount we pay to the policy’s beneficiary upon the death of the insured person (we call this the “death benefit”) may be similarly affected. That’s why the policy is referred to as a “variable” life insurance policy. We call the investments you make in the policy “premiums” or “premium payments.” The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the “Detailed Information” section of this prospectus, you can make any other premium payments you wish at any time. That’s why the policy is called a “flexible premium” policy.

In your application for the policy you will tell us how much life insurance coverage you want on the life of the insured person. This is called the “Total Face Amount.” The Total Face Amount is comprised of the Base Face Amount and any Supplemental Face Amount you elect based on your individual needs and objectives. Some of these considerations are discussed under “Base Face Amount vs. Supplemental Face Amount” in this prospectus; however, you should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. You should also consider that the amount of compensation paid to the selling broker-dealer will generally be less if you elect greater portions of Supplemental Face Amount coverage at issue (see “Distribution of policies”).

If the life insurance protection described in this prospectus is provided under a master group policy, the term “policy” as used in this prospectus refers to the certificate we issue and not to the master group policy.

Summary of policy benefits

Death benefit

When the insured person dies, we will pay the death benefit minus any policy debt and unpaid fees and charges. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

•

Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, or (2) the minimum death benefit (as described under “The minimum death benefit” provision in the “Detailed Information” section of this prospectus).

•

Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, plus the policy value on the date of death, or (2)  the minimum death benefit.

Surrender of the policy

You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt. This is called your “net cash surrender value.” You must return your policy when you request a surrender.

If you have not taken a loan on your policy, the “policy value” of your policy will, on any given date, be equal to:

•	the amount you invested,

•	gain or loss of the investment experience of the investment options you’ve chosen,

•	minus all charges we deduct, and

•	minus all withdrawals you have made.

If you take a loan on your policy, your policy value will be computed somewhat differently. See “Effects of policy loans.” If you surrender your policy in connection with the purchase of a replacement policy, including a replacement intended to qualify as a tax free exchange under Section 1035 of the Internal Revenue Code, there may also be a Replacement Fee deducted from the net cash surrender value.

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Withdrawals

After the first policy year, you may make a withdrawal of part of your surrender value. Generally, each withdrawal must be at least $500. Your policy value is automatically reduced by the amount of the withdrawal. We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts. A withdrawal may also reduce the Total Face Amount (see “Surrender and withdrawals — Withdrawals”).

Policy loans

If your policy is in full force and has sufficient policy value, you may borrow from it at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula as described in your policy. Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Charges for most riders will be deducted monthly from the policy value.

Investment options

The policy offers a number of investment options, as listed on page 1 of this prospectus. These investment options are subaccounts of Separate Account B (the “Account” or “Separate Account”), a separate account operated by us under New York law. There is also a “fixed account” option that provides a fixed rate of return. The variable investment options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as “investment accounts.” The fixed account and the investment accounts are sometimes collectively referred to in this prospectus as the “accounts.” The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the series funds that underlie those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly traded mutual funds. You can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio’s value and create no taxable event for you. If and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the investment performance of your policy.

Summary of policy risks

Lapse risk

If the net cash surrender value is insufficient to pay the charges when due, your policy can terminate (i.e. “lapse”). This can happen because you haven’t paid enough premiums or because the investment performance of the investment accounts you’ve chosen has been poor or because of a combination of both factors. You will be given a “grace period” within which to make additional premium payments to keep the policy in effect. If lapse occurs, you may be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions.

Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment risk

As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you’ve chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the prospectuses of the underlying portfolios.

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Transfer risk

There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account option are more restrictive than those that apply to transfers out of investment accounts.

Early surrender risk

Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Market timing risk

Investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account’s underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager’s ability to effectively manage the portfolio’s investments in accordance with the portfolio’s investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

To discourage disruptive frequent trading activity, we impose restrictions on transfers (see “Transfers of existing policy value”) and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see “How you communicate with us”). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax risks

Life insurance death benefits are ordinarily not subject to income tax. Other Federal and state taxes may apply as further discussed below. In general, you will be taxed on the amount of lifetime distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes.

In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called “7 pay limit” that limits the amount of premium that can be paid in relation to the policy’s death benefit. If the limit is violated, the policy will be treated as a “modified endowment contract,” which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the “investor control rules” that determine whether you would be treated as the “owner” of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called “inside build-up” that is a major benefit of life insurance.

There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made (unless your policy is a “modified endowment contract”), surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For

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these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

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FEE TABLES

This section contains five tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

The first table below describes the fees and expenses that you will pay at the time that you transfer policy value between investment accounts or upon a Section 1035 Exchange or replacement of your policy. The table also describes the deferred premium charge. The deferred premium charge is calculated at the end of every policy year in which premiums are paid. The premium charge is then assessed monthly over 10 policy years in 120 equal monthly amounts. A portion of the deferred premium charge is used to cover state and Federal premium taxes. Currently, the premium tax is 0.7% of each premium payment.

Transaction Fees

Charge	When Charge is Deducted	Amount Deducted
Maximum deferred premium charge	Upon making a premium payment (charge deducted monthly over a 10 year period beginning in the policy year following the premium payment)(1)	0.13% monthly for 10 policy years for each premium payment

Maximum transfer fee	Upon each transfer into or out of an investment account beyond an annual limit of not less than 12	$25 (currently $0)(2)

Replacement fee(3)	Upon a policy replacement or 1035 Exchange for the first 10 policy years

Minimum charge		$3.37 per $1,000 of Total Face Amount

Maximum charge		$37.69 per $1,000 of Total Face Amount

Charge for representative insured person		$12.60 per $1,000 of Total Face Amount

(1) At the end of the first and every policy year thereafter, we calculate a deferred premium charge on the basis of the total of the premiums paid during that policy year, multiplied by a rate not to exceed 0.13% (15% on a cumulative basis). The premium charge is then deducted monthly over 10 policy years in 120 equal monthly amounts beginning in the policy year following the premium payment.

(2) This charge is not currently imposed, but we reserve the right to do so in the policy.

(3) A replacement fee is imposed for the first 10 policy years if you surrender your policy in connection with the purchase of a replacement policy, including a replacement intended to qualify as a tax free exchange under Section 1035 of the Internal Revenue Code. The fee is a percentage of the premiums we receive in the first policy year that do not exceed the Replacement Fee Calculation Limit stated in your policy. The percentage applied is dependent upon the policy year during which the replacement occurs and grades down proportionately at the beginning of each policy month until it reaches zero. The Replacement Fee Calculation Limit varies by issue age, sex and amounts of Base Face Amount and Supplemental Face Amount elected at issue. The “maximum” rate shown in the table is for a 70 year old male with all Base Face Amount. The “minimum” rate shown in the table is for a 20 year old female with 10% Base Face Amount and 90% Supplemental Face Amount. The “representative insured person” referred to in the table is for a 45 year old male with 50% Base Face Amount and 50% Supplemental Face Amount.

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The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits.

Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Rate	Current Rate
Cost of insurance charge:(1)	Monthly

Minimum charge		$0.04 per $1,000 of NAR	$0.01 per $1,000 of NAR

Maximum charge		$83.33 per $1,000 of NAR	$83.33 per $1,000 of NAR

Charge for representative insured person		$0.22 per $1,000 of NAR	$0.05 per $1,000 of NAR

Base Face Amount charge:(2)	Monthly

Minimum charge		$0.09 per $1,000 of Base Face Amount in policy years 1-20	$0.01 per $1,000 of Base Face Amount

Maximum charge		$2.44 per $1,000 of Base Face Amount in policy years 1-20	$1.23 per $1,000 of Base Face Amount

Charge for representative insured person		$0.24 per $1,000 of Base Face Amount in policy years 1-20	$0.04 per $1,000 of Base Face Amount

Administrative charge	Monthly	$15.00	$15.00

Asset-based risk charge(3)	Monthly

Maximum charge		0.14% of policy value	0.00% of policy value

Maximum policy loan interest rate(4)	Accrues daily Payable annually	4.00%	3.75%

(1) The cost of insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The “minimum” guaranteed and current rates shown in the table are the rates in the first policy year for a policy issued to cover a 20 year old female super preferred underwriting risk. The “maximum” guaranteed and current rates are the rates in the first policy year for a 90 year old male substandard smoker underwriting risk. This includes the so-called “extra mortality charge.” The “representative insured person” guaranteed and current rates shown in the table are for a 45 year old male standard non-smoker underwriting risk in the first policy year. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock NY representative.

(2) This charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, issue age, and risk classification of the insured person and duration (Policy Year). The “minimum” guaranteed and current rates shown in the table is for a 20 year old female super preferred underwriting risk in policy year 1. The “maximum” guaranteed and current rates shown in the table is for a 90 year old male standard smoker underwriting risk in policy year 1. The “representative insured person” guaranteed and current rates shown in the table is for a 45 year old male standard non-smoker underwriting risk in policy year 1.

(3) This charge only applies to the portion of the policy value held in the investment accounts. The charge determined does not apply to any fixed account. This charge is currently not imposed, but we reserve the right to do so in the policy. The maximum asset-based risk charge varies based on the amount of Base Face Amount and Supplemental Face Amount elected at issue. The “maximum” guaranteed charge shown in the table is for a policy with 10% Base Face Amount and 90% Supplemental Face Amount at issue. If you elect greater proportions of Supplemental Face Amount coverage at issue, the guaranteed limit upon the asset-based risk charge we provide will be higher. For example, a policy with 50% Base Face Amount and 50% Supplemental Face Amount at issue would have a guaranteed charge of 0.09% of policy value. For a policy with 100% Base Face Amount and 0% Supplemental Face Amount at issue, the guaranteed charge would be 0.03% of policy value. The current charge is the same for all policies, regardless of the percentages of Base Face Amount at issue and Supplemental Face Amount at issue.

(4) 4.00% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.00% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%. The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.00%. Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

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Rider Charges

Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Rate	Current Rate
Change of Life Insured Rider	At exercise of benefit	$250	$250

Overloan Protection Rider (1)	At exercise of benefit

Minimum charge		0.04%	0.04%

Maximum charge		8.00%	8.00%

Return of Premium Death Benefit	Monthly
Rider(2)

Minimum charge		$0.04 per $1,000 of NAR	$0.01 per $1,000 per NAR

Maximum charge		$83.33 per $1,000 of NAR	$83.33 per $1,000 of NAR

Charge for representative insured person		$0.22 per $1,000 of NAR	$0.05 per $1,000 of NAR

(1) The charge for this rider is determined as a percentage of unloaned account value. The rates vary by the attained age of the insured person at the time of exercise. The rates also differ according to the tax qualification test elected at issue. The guaranteed minimum rate for the guideline premium test is 0.04% (currently 0.04%) and the guaranteed maximum rate is 2.50% (currently 2.50%). The guaranteed minimum rate for the cash value accumulation test is 0.04% (currently 0.04%) and the guaranteed maximum rate is 8.00% (currently 8.00%). The minimum rate shown in the table is for an insured person who has reached attained age 120 and the guideline premium test or the cash value accumulation test has been elected. The maximum rate shown is for an insured person who has reached attained age 75 and the cash value accumulation test has been elected.

(2) The Return of Premium Death Benefit Rider charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The “minimum” guaranteed and current rates shown in the table are the rates in the first policy year for a policy issued to cover a 20 year old female super preferred underwriting risk. The “maximum” guaranteed and current rates are the rates in the first policy year for a 90 year old male substandard smoker underwriting risk. The “minimum” current rates shown in the table are the rates in the first policy year for a policy issued to cover a 20 year old female super preferred non-smoker underwriting risk. This includes the so-called “extra mortality charge.” The “representative insured person” guaranteed and current rates shown in the table are for a 45 year old male standard non-smoker underwriting risk in the first policy year. The charges shown in the table may not be particularly relevant to your current situation. For more information about these rates, talk to your John Hancock NY representative.

The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.

Total Annual Portfolio Operating Expenses	Minimum	Maximum
Range of expenses, including management fees, distribution and/ or service (12b-1) fees, and other expenses	0.49%	1.57%

The next table describes the fees and expenses for each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee. The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan that may use the portfolio as its underlying investment medium. Except for the American Asset Allocation, American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. Except as indicated in the footnotes appearing at the end of the table, the expense ratios are based upon the portfolio’s actual expenses for the year ended December 31, 2007.

Portfolio Annual Expenses

(as a percentage of portfolio average net assets, rounded to two decimal places)

Portfolio	Management Fees	12b-1 Fees	Other Expenses	Acquired Fund Fees and Expenses	Total[1] Operating Expenses
500 Index B2	0.46%	0.00%	0.03%	0.00%	0.49%
Active Bond[3]	0.60%	0.00%	0.03%	0.00%	0.63%
All Cap Core[3]	0.77%	0.00%	0.04%	0.00%	0.81%

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Portfolio	Management Fees	12b-1 Fees	Other Expenses	Acquired Fund Fees and Expenses	Total[1] Operating Expenses
All Cap Growth[3]	0.85%	0.00%	0.05%	0.00%	0.90%
All Cap Value[3]	0.83%	0.00%	0.02%	0.00%	0.85%
American Asset Allocation4, [5,6]	0.31%	0.60%	0.05%	0.00%	0.96%
American Blue Chip Income and Growth[4]	0.41%	0.60%	0.04%	0.00%	1.05%
American Bond4, [5]	0.40%	0.60%	0.03%	0.00%	1.03%
American Growth[4]	0.32%	0.60%	0.03%	0.00%	0.95%
American Growth-Income[4]	0.26%	0.60%	0.03%	0.00%	0.89%
American International[4]	0.49%	0.60%	0.05%	0.00%	1.14%
Blue Chip Growth3, [7]	0.81%	0.00%	0.02%	0.00%	0.83%
Capital Appreciation[3]	0.73%	0.00%	0.04%	0.00%	0.77%
Capital Appreciation Value3, [6]	0.85%	0.00%	0.11%	0.00%	0.96%
Classic Value[3]	0.80%	0.00%	0.07%	0.00%	0.87%
Core Allocation Plus3, [6]	0.92%	0.00%	0.14%	0.00%	1.06%
Core Bond[3]	0.64%	0.00%	0.11%	0.00%	0.75%
Core Equity[3]	0.77%	0.00%	0.04%	0.00%	0.81%
Disciplined Diversification3, [6,8]	0.80%	0.00%	0.14%	0.00%	0.94%
Emerging Small Company[3]	0.97%	0.00%	0.05%	0.00%	1.02%
Equity-Income3, [7]	0.81%	0.00%	0.03%	0.00%	0.84%
Financial Services[3]	0.81%	0.00%	0.05%	0.00%	0.86%
Franklin Templeton Founding Allocation6, [9]	0.05%	0.00%	0.03%	0.86%	0.94%
Fundamental Value[3]	0.76%	0.00%	0.04%	0.00%	0.80%
Global3, [10,11,12]	0.81%	0.00%	0.11%	0.00%	0.92%
Global Allocation[3]	0.85%	0.00%	0.13%	0.05%	1.03%
Global Bond[3]	0.70%	0.00%	0.11%	0.00%	0.81%
Global Real Estate[3]	0.93%	0.00%	0.13%	0.00%	1.06%
Health Sciences3, [7]	1.05%	0.00%	0.09%	0.00%	1.14%
High Yield[3]	0.66%	0.00%	0.04%	0.00%	0.70%
Income and Value[3]	0.80%	0.00%	0.06%	0.00%	0.86%
Index Allocation6, [13]	0.05%	0.00%	0.03%	0.53%	0.61%
International Core[3]	0.89%	0.00%	0.13%	0.00%	1.02%
International Equity Index B2	0.53%	0.00%	0.04%	0.01%	0.58%
International Opportunities[3]	0.87%	0.00%	0.12%	0.00%	0.99%
International Small Cap[3]	0.91%	0.00%	0.21%	0.00%	1.12%
International Value[3], [10]	0.81%	0.00%	0.16%	0.00%	0.97%
Investment Quality Bond[3]	0.59%	0.00%	0.07%	0.00%	0.66%
Large Cap[3]	0.71%	0.00%	0.07%	0.00%	0.78%
Large Cap Value[3]	0.81%	0.00%	0.04%	0.00%	0.85%
Lifestyle Aggressive	0.04%	0.00%	0.02%	0.87%	0.93%
Lifestyle Balanced	0.04%	0.00%	0.02%	0.82%	0.88%
Lifestyle Conservative	0.04%	0.00%	0.02%	0.76%	0.82%
Lifestyle Growth	0.04%	0.00%	0.02%	0.85%	0.91%
Lifestyle Moderate	0.04%	0.00%	0.02%	0.80%	0.86%
Mid Cap Index3, [14]	0.47%	0.00%	0.03%	0.00%	0.50%
Mid Cap Intersection[3]	0.87%	0.00%	0.06%	0.00%	0.93%
Mid Cap Stock[3]	0.84%	0.00%	0.05%	0.00%	0.89%
Mid Cap Value[3]	0.85%	0.00%	0.05%	0.00%	0.90%
Mid Value3, [7]	0.97%	0.00%	0.07%	0.00%	1.04%
Money Market B2	0.50%	0.00%	0.01%	0.00%	0.51%

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Portfolio	Management Fees	12b-1 Fees	Other Expenses	Acquired Fund Fees and Expenses	Total[1] Operating Expenses
Natural Resources[3]	1.00%	0.00%	0.08%	0.00%	1.08%
Optimized All Cap[3]	0.71%	0.00%	0.04%	0.00%	0.75%
Optimized Value[3]	0.65%	0.00%	0.04%	0.00%	0.69%
Overseas Equity[3]	0.97%	0.00%	0.14%	0.00%	1.11%
Pacific Rim[3]	0.80%	0.00%	0.27%	0.00%	1.07%
PIMCO VIT All Asset[15]	0.18%	0.25%	0.45%	0.69%	1.57%
Real Estate Securities[3]	0.70%	0.00%	0.03%	0.00%	0.73%
Real Return Bond3, [16,17]	0.68%	0.00%	0.06%	0.00%	0.74%
Science and Technology[3], [7]	1.05%	0.00%	0.09%	0.00%	1.14%
Short-Term Bond[3]	0.58%	0.00%	0.02%	0.00%	0.60%
Small Cap Growth[3]	1.07%	0.00%	0.06%	0.00%	1.13%
Small Cap Index3, [14]	0.48%	0.00%	0.03%	0.00%	0.51%
Small Cap Opportunities[3]	0.99%	0.00%	0.04%	0.00%	1.03%
Small Cap Value[3]	1.06%	0.00%	0.05%	0.00%	1.11%
Small Company Value3, [7]	1.02%	0.00%	0.04%	0.00%	1.06%
Strategic Bond[3]	0.67%	0.00%	0.07%	0.00%	0.74%
Strategic Income[3]	0.69%	0.00%	0.09%	0.00%	0.78%
Total Bond Market B2	0.47%	0.00%	0.06%	0.00%	0.53%
Total Return[3], [11,16]	0.69%	0.00%	0.06%	0.00%	0.75%
Total Stock Market Index3, [14]	0.48%	0.00%	0.04%	0.00%	0.52%
U.S. Government Securities[3]	0.61%	0.00%	0.07%	0.00%	0.68%
U.S. High Yield Bond[3]	0.73%	0.00%	0.05%	0.00%	0.78%
U.S Large Cap[3]	0.82%	0.00%	0.03%	0.00%	0.85%
Utilities[3]	0.82%	0.00%	0.15%	0.00%	0.97%
Value[3]	0.74%	0.00%	0.04%	0.00%	0.78%

1Total Operating Expenses include fees and expenses incurred indirectly by a portfolio as a result of its investment in other investment companies (each an “Acquired Fund”). The Total Operating Expenses shown may not correlate to the portfolio’s ratio of expenses to average net assets shown in the financial highlights section in the prospectus for the portfolio, which does not include Acquired Fund fees and expenses. Acquired Fund fees and expenses for any new funds are estimated, not actual, amounts based on the portfolio’s current fiscal year.

2John Hancock Trust (the “Trust”) sells shares of these portfolios only to certain variable life insurance and variable annuity separate accounts of ours and our affiliates. Each portfolio is subject to an expense cap pursuant to an agreement between the Trust and John Hancock Investment Management Services, LLC (the “Adviser”). The expense cap is as follows: the Adviser has agreed to waive its advisory fee (or, if necessary, reimburse expenses of the portfolio) in an amount so that the rate of the portfolio’s Total Operating Expenses does not exceed its net operating expenses as listed below. A portfolio’s Total Operating Expenses includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the portfolio not incurred in the ordinary course of the portfolio’s business. Under the agreement, the Adviser’s obligation to provide the expense cap with respect to a particular portfolio will remain in effect until May 1, 2009 and will terminate after that date only if the Trust, without the prior written consent of the Adviser, sells shares of the portfolio to (or has shares of the portfolio held by) any person other than the variable life insurance or variable annuity insurance separate accounts of ours or any of our affiliates that are specified in the agreement. The fees shown do not reflect this expense cap. If this expense cap had been reflected, the net operating expenses for these portfolios would be as indicated below. See the prospectus for participating portfolios for additional information.

Portfolio	Net Operating Expenses
500 Index B	0.25%
International Equity Index B	0.35%

Portfolio	Net Operating Expenses
Money Market B	0.28%
Total Bond Market B	0.25%

3Effective January 1, 2006, the Adviser has contractually agreed to waive its advisory fee for certain portfolios or otherwise reimburse the expenses of those portfolios. The reimbursement will equal, on an annualized basis, 0.02% of that portion of the aggregate net assets of all the participating portfolios that exceeds $50 billion. The amount of the reimbursement will be calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each portfolio. The reimbursement will remain in effect until May 1, 2009.

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The fees shown do not reflect this expense reimbursement. If all applicable waivers or reimbursements had been reflected, the net operating expenses for these portfolios would be as indicated below. See the prospectus for participating portfolios for additional information.

Portfolio	Net Operating Expenses
Active Bond	0.63%
All Cap Core	0.81%
All Cap Growth	0.90%
All Cap Value	0.85%
Blue Chip Growth	0.83%
Capital Appreciation	0.77%
Capital Appreciation Value	0.96%
Classic Value	0.87%
Core Allocation Plus	1.06%
Core Bond	0.74%
Core Equity	0.81%
Disciplined Diversification	0.70%
Emerging Small Company	1.02%
Equity-Income	0.84%
Financial Services	0.86%
Fundamental Value	0.80%
Global	0.91%
Global Allocation	1.03%
Global Bond	0.81%
Global Real Estate	1.06%

Portfolio	Net Operating Expenses
Health Sciences	1.14%
High Yield	0.70%
Income and Value	0.86%
International Core	1.02%
International Opportunities	0.99%
International Small Cap	1.12%
International Value	0.95%
Investment Quality Bond	0.66%
Large Cap	0.77%
Large Cap Value	0.85%
Mid Cap Index	0.49%
Mid Cap Intersection	0.93%
Mid Cap Stock	0.88%
Mid Cap Value	0.90%
Mid Value	1.04%
Natural Resources	1.08%
Optimized All Cap	0.75%
Optimized Value	0.69%
Overseas Equity	1.11%
Pacific Rim	1.06%

Portfolio	Net Operating Expenses
Real Estate Securities	0.73%
Real Return Bond	0.74%
Science and Technology	1.14%
Short-Term Bond	0.60%
Small Cap Growth	1.12%
Small Cap Index	0.51%
Small Cap Opportunities	1.03%
Small Cap Value	1.11%
Small Company Value	1.06%
Strategic Bond	0.74%
Strategic Income	0.78%
Total Return	0.75%
Total Stock Market Index	0.51%
U.S. Government Securities	0.68%
U.S. High Yield Bond	0.77%
U.S. Large Cap	0.85%
Utilities	0.96%
Value	0.78%

4 Capital Research Management Company (the adviser to the master fund for each of the Trust feeder funds) is voluntarily waiving a portion of its management fee. The fees shown do not reflect the waiver. See the financial highlights table in the American Funds’ prospectus or annual report for further information.

5 The table reflects the fees and expenses of the master and feeder portfolios. The Adviser has contractually limited other expenses at the feeder portfolio level to 0.03% until May 1, 2010, and the table reflects this limit. Other portfolio level expenses consist of operating expenses of the portfolio, excluding advisor fees, 12b-1 fees, transfer agent fees, blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.

6 For portfolios that have not started operations or have had operations of less than six months as of December 31, 2007, expenses are based on estimates of expenses expected to be incurred over the next year.

7 T. Rowe Price has voluntarily agreed to waive a portion of its subadvisory fee for certain portfolios. This waiver is based on the combined average daily net assets of these portfolios and the following funds of John Hancock Funds II: Blue Chip Growth, Equity-Income, Health Sciences, Science & Technology, Small Company Value, Spectrum Income and Real Estate Equity portfolios. The John Hancock Funds II portfolios are not offered under your policy. Based on the combined average daily net assets of the portfolios, the percentage fee reduction (as a percentage of the subadvisory fee) as of November 1, 2006 is as follows: 0% for the first $750 million, 5% for the next $750 million, 7.5% for the next $1.5 billion, and 10% if over $3 billion. The Adviser has also voluntarily agreed to reduce the advisory fee for each portfolio by the amount that the subadvisory fee is reduced. This voluntary fee waiver may be terminated by T. Rowe Price or the Adviser. The fees shown do not reflect this waiver. For more information, please see the prospectus for the underlying portfolios.

8 The Adviser has contractually agreed to reimburse expenses of the portfolio that exceed 0.70% of the average annual net assets of the portfolio. Expenses include all expenses of the portfolio except Rule 12b-1 fees, class specific expenses such as blue sky and transfer agency fees, portfolio brokerage, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. This contractual reimbursement will be in effect until May 1, 2010 and thereafter until terminated by the Adviser on notice to the Trust. The fees shown do not reflect this reimbursement. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 0.70%. For more information, please see the prospectus for the underlying portfolio.

9 The Adviser has contractually agreed to limit portfolio expenses to 0.025% until May 1, 2010. Portfolio expenses include advisory fee and other operating expenses of the portfolio, but excludes 12b-1 fees, underlying portfolio expenses, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. The fees shown do not reflect this waiver. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 0.89%. For more information, please see the prospectus for the underlying portfolio.

10 The Adviser has contractually agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the portfolio does not exceed 0.45% of the portfolio’s average net assets. This advisory fee waiver will remain in place

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until May 1, 2010. The fees shown do not reflect this waiver. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the Global and International Value portfolios would be 0.91% and 0.95%, respectively. For more information, please see the prospectus for the underlying portfolios.

11 The advisory fee rate shown reflects the tier schedule that is currently in place as described in the prospectus for the underlying portfolio.

12 The Adviser has contractually agreed to reduce its advisory fee for a class of shares of a portfolio in an amount equal to the amount by which the expenses of such class of the portfolio exceed the expense limit (as a percentage of the average annual net assets of the portfolio attributable to the class) of 0.15% and, if necessary, to remit to that class of the portfolio an amount necessary to ensure that such expenses do not exceed that expense limit. “Expenses” means all the expenses of a class of a portfolio excluding advisory fees, Rule 12b-1 fees, transfer agency fees and service fees, blue sky fees, taxes, portfolio brokerage commissions, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust’s business. This contractual reimbursement will be in effect until May 1, 2010 and thereafter until terminated by the Adviser on notice to the portfolio. The fees shown do not reflect this reimbursement. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 0.91%. For more information, please see the prospectus for the underlying portfolio.

13 The Adviser has contractually agreed to reimburse expenses of the portfolio that exceed 0.02% of the average annual net assets of the portfolio. Expenses includes all expenses of the portfolio except Rule 12b-1 fees, underlying portfolio expenses, class specific expenses such as blue sky and transfer agency fees, portfolio brokerage, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. This reimbursement may be terminated any time after May 1, 2010. The fees shown do not reflect this waiver. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 0.55%. For more information, please see the prospectus for the underlying portfolio.

14 The Adviser has voluntarily agreed to reduce its advisory fee for a class of shares of the portfolio in an amount equal to the amount by which the expenses of such class of the portfolio exceed the expense limit (as a percentage of the average annual net assets of the portfolio attributable to the class) of 0.05% and, if necessary, to remit to that class of the portfolio an amount necessary to ensure that such expenses do not exceed that expense limit. “Expenses” means all the expenses of a class of a portfolio excluding advisory fees, Rule 12b-1 fees, transfer agency fees and service fees, blue sky fees, taxes, portfolio brokerage commissions, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust’s business. This expense limitation will continue in effect unless otherwise terminated by the Adviser upon notice to the Trust. This voluntary expense limitation may be terminated at any time. The fees shown do not reflect this expense limitation. For more information, please refer to the prospectus for the underlying portfolios.

15 Other expenses for the PIMCO VIT All Asset portfolio reflect an administrative fee of 0.25% and a service fee of 0.20%. Acquired Fund fees and expenses for the portfolio are based upon an allocation of the portfolio’s assets among the underlying portfolios and upon the total annual operating expenses of the Institutional Class shares of these underlying portfolios. Acquired Fund fees and expenses will vary with changes in the expenses of the underlying portfolios, as well as allocation of the portfolio’s assets, and may be higher or lower than those shown above. For a listing of the expenses associated with each underlying portfolio for the most recent fiscal year, please refer to the prospectus for the underlying portfolio. Pacific Investment Management Company LLC (“PIMCO”), the adviser to the portfolio, has contractually agreed for the current fiscal year (December 31, 2008) to reduce its advisory fee to the extent that the underlying portfolio expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in the underlying portfolios. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. This expense reduction is implemented based on a calculation of Acquired Fund fees and expenses attributable to advisory and administrative fees that is different from the calculation of Acquired Fund fees and expenses shown in the table. The fees shown do not reflect this expense reduction. If all applicable waivers or reimbursements had been reflected, the net operating expenses for the portfolio would be 1.55%. For more information, please refer to the prospectus for the underlying portfolio.

16 Other Expenses reflect the amounts paid as substitute dividend expenses on securities borrowed for the settlement of short sales.

17 The advisory fees were changed during the previous fiscal year. Rates shown reflect what the advisory fees would have been during the fiscal year 2007 had the new rates been in effect for the whole year.

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DETAILED INFORMATION

This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Table of Investment Options and Investment Subadvisers

When you select a Separate Account investment option, we invest your money in shares of a corresponding portfolio of the John Hancock Trust (the “Trust” or “JHT”) (or the PIMCO Variable Insurance Trust (the “PIMCO Trust”) with respect to the All Asset portfolio) and hold the shares in a subaccount of the Separate Account. The Fee Tables show the investment management fees, Rule 12b-1 fees and other operating expenses for these portfolio shares as a percentage (rounded to two decimal places) of each portfolio’s average net assets for 2007, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the portfolios are not fixed or specified under the terms of the policies and may vary from year to year. These fees and expenses differ for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account investment options you select.

The John Hancock Trust and the PIMCO Trust are so-called “series” type mutual funds and each is registered under the Investment Company Act of 1940 (“1940 Act”) as an open-end management investment company. John Hancock Investment Management Services, LLC (“JHIMS”) provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS pays a portion of its investment management fees to other firms that manage the Trust’s portfolios. We are affiliated with JHIMS and may indirectly benefit from any investment management fees JHIMS retains. The All Asset portfolio of the PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC (“PIMCO”) and pays investment management fees to PIMCO.

Each of the American Asset Allocation, American Blue Chip Income and Growth, American Bond, American Growth-Income, American Growth, and American International portfolios invests in Series 1 shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% Rule 12b-1 fee. The American Asset Allocation, American Growth, American International, American Growth-Income, American Blue Chip Income and Growth and American Bond portfolios operate as “feeder funds,” which means that the portfolio does not buy investment securities directly. Instead, it invests in a “master fund” which in turn purchases investment securities. Each of the American feeder fund portfolios has the same investment objective and limitations as its master fund. The prospectus for the American Fund master fund is included with the prospectuses for the underlying funds. We pay American Funds Distributors, Inc., the principal underwriter for the American Funds Insurance Series, a percentage of some or all of the amounts allocated to the “American” portfolios of the Trust for the marketing support services it provides.

The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees that are deducted from a portfolio’s assets for the services we or our affiliates provide to that portfolio. These compensation payments do not, however, result in any charge to you in addition to what is shown in the Fee Tables.

The following table provides a general description of the portfolios that underlie the variable investment options we make available under the policy. You bear the investment risk of any portfolio you choose as an investment option for your policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio in the prospectus for that portfolio. You should read the portfolio’s prospectus carefully before investing in the corresponding variable investment option.

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The investment options in the Separate Account are not publicly traded mutual funds. The investment options are only available to you as investment options in the policies, or in some cases through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the investment options also may be available through participation in certain qualified pension or retirement plans. The portfolios’ investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the portfolios are not directly related to any publicly traded mutual fund. You should not compare the performance of any investment option described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the investment options of our Separate Account.

The portfolios available under the policies are as described in the following table:

Portfolio	Portfolio Manager	Investment Objective and Strategy

500 Index B	MFC Global Investment Management (U.S.A.) Limited	To approximate the aggregate total return of a broad-based U.S. domestic equity market index. Under normal market conditions, the portfolio seeks to approximate the aggregate total return of a broad based U.S. domestic equity market index. To pursue this goal, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in the common stocks that are included in the S&P 500 Index* and securities (which may or may not be included in the S&P 500 Index) that the subadviser believes as a group will behave in a manner similar to the index. The subadviser may determine that the portfolio’s investments in certain instruments, such as index futures, total return swaps and ETFs have similar economic characteristics to securities that are in the S&P 500 Index.

Active Bond	Declaration Management & Research LLC & MFC Global Management (U.S.), LLC	To seek income and capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in a diversified mix of debt securities and instruments.

All Cap Core	Deutsche Investment Management Americas Inc.	To seek long-term growth of capital. Under normal market conditions, the portfolio invests in common stocks and other equity securities within all asset classes (small-, mid- and large-capitalization) of those within the Russell 3000 Index.*

All Cap Growth	Invesco Aim Capital Management, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests its assets principally in common stocks of companies that the subadviser believes likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. Any income received from securities held by the portfolio will be incidental.

All Cap Value	Lord, Abbett & Co. LLC	To seek capital appreciation. Under normal market conditions, the portfolio invests in equity securities of U.S. and multinational companies in all capitalization ranges that the subadviser believes are undervalued. The portfolio will invest at least 50% of its net assets in equity securities of large, seasoned companies with market capitalizations at the time of purchase that fall within the market capitalization range of the Russell 1000 Index.* This range varies daily. The portfolio will invest the remainder of its assets in mid-sized and small company securities.

American Asset Allocation	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to provide high total return (including income and capital gains) consistent with preservation of capital over the long term. The portfolio invests all of its assets in the master fund, Class 1 shares of the Asset Allocation portfolio, a series of American Funds Insurance Series. The portfolio invests in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments. In addition, the portfolio may invest up to 25% of its debt assets in lower quality debt securities (rated Ba or below by Moody’s and BB or below by S&P or unrated but determined to be of equivalent quality). Such securities are sometimes referred to as junk bonds. The portfolio is designed for investors seeking above-average total return.

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Portfolio	Portfolio Manager	Investment Objective and Strategy

American Blue Chip Income and Growth	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to produce income exceeding the average yield on U.S. stocks generally (as represented by the average yield on the S&P 500 Index*) and to provide an opportunity for growth of principal consistent with sound common stock investing. The portfolio invests all of its assets in the master fund, Class 1 shares of the Blue Chip Income and Growth portfolio, a series of American Funds Insurance Series. The Blue Chip Income and Growth portfolio invests primarily in common stocks of larger, more established companies based in the U.S. with market capitalizations of $4 billion and above. The Blue Chip Income and Growth portfolio may also invest up to 10% of its assets in common stocks of larger, non-U.S. companies, so long as they are listed or traded in the U.S. The Blue Chip Income and Growth portfolio will invest, under normal market conditions, at least 90% of its assets in equity securities.

American Bond	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to maximize current income and preserve capital. The portfolio invests all of its assets in the master fund, Class 1 shares of the Bond portfolio, a series of American Funds Insurance Series. The Bond portfolio normally invests at least 80% of its net assets (plus borrowing for investment purposes) in bonds. The Bond portfolio will invest at least 65% of its assets in investment-grade debt securities (including cash and cash equivalents) and may invest up to 35% of its assets in bonds that are rated Ba or below by Moody’s and BB or below by S&P or that are unrated but determined to be of equivalent quality (so called junk bonds). The Bond portfolio may invest in bonds of issuers domiciled outside the U.S.

American Growth	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investment grow. The portfolio invests all of its assets in the master fund, Class 1 shares of the Growth portfolio, a series of American Funds Insurance Series. The Growth portfolio invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The Growth portfolio may also invest up to 15% of its assets in equity securities of issuers domiciled outside the U.S. and Canada.

American Growth-Income	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investments grow and to provide the shareholder with income over time. The portfolio invests all of its assets in the master fund, Class 1 shares of the Growth-Income portfolio, a series of American Funds Insurance Series. The Growth-Income portfolio invests primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The Growth- Income portfolio may invest a portion of its assets in securities of issuers domiciled outside the U.S. and not included in the S&P 500 Index.*

American International	Capital Research and Management Company (adviser to the American Funds Insurance Series)	To seek to make the shareholders’ investment grow. The portfolio invests all of its assets in the master fund, Class 1 shares of the International portfolio, a series of American Funds Insurance Series. The International portfolio invests primarily in common stocks of companies located outside the U.S.

Blue Chip Growth	T. Rowe Price Associates, Inc.	To provide long-term growth of capital. Current income is a secondary objective. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in the common stocks of large and medium-sized blue chip growth companies. These are firms that, in the subadviser’s view, are well established in their industries and have the potential for above-average earnings growth.

Capital Appreciation	Jennison Associates LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 65% of its total assets in equity and equity-related securities of companies that, at the time of investment, exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospects. These companies are generally medium- to large-capitalization companies.

Capital Appreciation Value	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests primarily in common stocks of established U.S. companies that have above-average potential for capital growth. Common stocks typically constitute at least 50% of the portfolio’s total assets. The remaining assets are generally invested in other securities, including convertible securities, corporate and government debt, foreign securities, futures and options.

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Portfolio	Portfolio Manager	Investment Objective and Strategy

Classic Value	Pzena Investment Management, LLC.	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its assets in domestic equity securities. The portfolio may invest in securities of foreign issuers, but will generally limit such investments to American Depositary Receipts and foreign securities listed and traded on a U.S. exchange or the NASDAQ market.

Core Allocation Plus	Wellington Management Company, LLP	To seek total return, consisting of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests in equity and fixed income securities of issuers located within and outside the U.S. The portfolio will allocate its assets between fixed income securities, which may include investment grade and below investment grade debt securities with maturities that range from short to longer term, and equity securities based upon the subadviser’s targeted asset mix, which may change over time.

Core Bond	Wells Capital Management, Incorporated	To seek total return consisting of income and capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in a broad range of investment grade debt securities, including U.S. Government obligations, corporate bonds, mortgage- backed and other asset-backed securities and money market instruments.

Core Equity	Legg Mason Capital Management, Inc.	To seek long-term capital growth. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities that, in the subadviser’s opinion, offer the potential for capital growth.

Disciplined Diversification	Dimensional Fund Advisers LP	To seek total return consisting of capital appreciation and current income. Under normal market conditions, the portfolio invests primarily in equity securities and fixed income securities of domestic and international issuers, including equities of issuers in emerging markets, in accordance with the following range of allocations:

		Target Allocation	Range of Allocations
		Equity Securities: 70%	65% – 75%
		Fixed Income Securities: 30%	25% – 35%

Emerging Small Company	RCM Capital Management LLC	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) at the time of investment in securities of small-capitalization companies. The subadviser defines securities of small-capitalization companies as common stocks and other equity securities of U.S. companies that have a market capitalization that does not exceed the highest market capitalization of any company contained in either the Russell 2000 Index* or the S&P SmallCap 600 Index.*

Equity-Income	T. Rowe Price Associates, Inc.	To provide substantial dividend income and also long- term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in equity securities, with at least 65% in common stocks of well established companies paying above-average dividends.

Financial Services	Davis Selected Advisers, L.P.	To seek growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies that, at the time of investment, are principally engaged in financial services. The portfolio invests primarily in common stocks of financial services companies.

Franklin Templeton Founding Allocation	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. The portfolio invests in other portfolios and in other investment companies as well as other types of investments. The portfolio currently invests primarily in three underlying portfolios: the Global Trust, Income Trust and Mutual Shares Trust, as described in the JHT prospectus. The portfolio may purchase any portfolios except other JHT funds of funds and the American feeder funds. When purchasing shares of other JHT funds, the Franklin Templeton Founding Allocation Trust only purchases NAV shares (which are not subject to Rule 12b-1 fees).

Fundamental Value	Davis Selected Advisers, L.P.	To seek growth of capital. Under normal market conditions, the portfolio invests primarily in common stocks of U.S. companies with market capitalizations of at least $10 billion. The portfolio may also invest in companies with smaller capitalizations.

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Portfolio	Portfolio Manager	Investment Objective and Strategy

Global	Templeton Global Advisors Limited	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests primarily in the equity securities of companies located throughout the world, including emerging markets.

Global Allocation	UBS Global Asset Management (Americas) Inc.	To seek total return, consisting of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests in equity and fixed income securities of issuers located within and outside the U.S. The portfolio will allocate its assets between fixed income securities and equity securities.

Global Bond	Pacific Investment Management Company LLC	To seek maximum total return, consistent with preservation of capital and prudent investment management. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income instruments, which may be represented by futures contracts (including related options) with respect to such securities, and options on such securities. These fixed income instruments may be denominated in non-U.S. currencies or in U.S. dollars, which may be represented by forwards or derivatives, such as options, future contracts, or swap agreements.

Global Real Estate	Deutsche Investment Management Americas Inc.	To seek a combination of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. REITs, foreign entities with tax-transparent structures similar to REITs and U.S. and foreign real estate operating companies. Equity securities include common stock, preferred stock and securities convertible into common stock. The portfolio will be invested in issuers located in at least three different countries, including the U.S.

Health Sciences	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged, at the time of investment, in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed “health sciences”).

High Yield	Western Asset Management Company	To realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in high yield securities, including corporate bonds, preferred stocks, U.S. Government and foreign securities, mortgage-backed securities, loan assignments or participations and convertible securities which have the following ratings (or, if unrated, are considered by the subadviser to be of equivalent quality):

		Moody’s	Ba through C
		Standard & Poor’s	BB through D

Income & Value	Capital Guardian Trust Company	To seek the balanced accomplishment of conservation of principal and long-term growth of capital and income. Under normal market conditions, the portfolio invests its assets in both equity and fixed income securities. The subadviser has full discretion to determine the allocation of assets between equity and fixed income securities. Generally, between 25% and 75% of the portfolio’s total assets will be invested in fixed income securities unless the subadviser determines that some other proportion would better serve the portfolio’s investment objective.

Index Allocation	MFC Global Investment Management (U.S.A.) Limited	To seek long term growth of capital. Current income is also a consideration. Under normal market conditions, the portfolio invests in a number of the other index portfolios of JHT. The portfolio invests approximately 70% of its total assets in underlying portfolios which invest primarily in equity securities and approximately 30% of its total assets in underlying portfolios which invest primarily in fixed income securities.

International Core	Grantham, Mayo, Van Otterloo & Co. LLC	To seek high total return. Under normal market conditions, the portfolio invests at least 80% of its total assets in equity investments. The portfolio typically invests in equity investments in companies from developed markets outside the U.S.

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Portfolio	Portfolio Manager	Investment Objective and Strategy

International Equity Index B	SSgA Funds Management, Inc.	To seek to track the performance of a broad-based equity index of foreign companies primarily in developed countries and, to a lesser extent, in emerging markets. Under normal market conditions, the portfolio invests at least 80% of its assets in securities listed in the Morgan Stanley Capital International All Country World Excluding U.S. Index.*

International Opportunities	Marsico Capital Management, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 65% of its total assets in common stocks of foreign companies that are selected for their long-term growth potential. The portfolio may invest in companies of any size throughout the world. The portfolio invests in issuers from at least three different countries not including the U.S. The portfolio may invest in common stocks of companies economically tied to emerging markets. Some issuers of securities in the portfolio may be based in or economically tied to the U.S.

International Small Cap	Franklin Templeton Investment Corp.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in investments of small companies outside the U.S., including emerging markets, which have total stock market capitalization or annual revenues of $4 billion or less.

International Value	Templeton Investment Counsel, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 65% of its total assets in equity securities of companies located outside the U.S., including in emerging markets.

Investment Quality Bond	Wellington Management Company, LLP	To provide a high level of current income consistent with the maintenance of principal and liquidity. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in bonds rated investment grade at the time of investment. The portfolio will tend to focus on corporate bonds and U.S. Government bonds with intermediate to longer term maturities.

Large Cap	UBS Global Asset Management (Americas) Inc.	To seek to maximize total return, consisting of capital appreciation and current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. large-capitalization companies. The portfolio defines large-capitalization companies as those with a market capitalization range, at the time of investment, equal to that of the portfolio’s benchmark, the Russell 1000 Index.*

Large Cap Value	BlackRock Investment Management, LLC	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in equity securities of large-capitalization companies selected from those that are, at the time of purchase, included in the Russell 1000 Value Index.* The portfolio will seek to achieve its investment objective by investing primarily in a diversified portfolio of equity securities of large-capitalization companies located in the U.S. The portfolio will seek to outperform the Russell 1000 Value Index by investing in equity securities that the subadviser believes are selling at or below normal valuations.

Lifestyle Aggressive	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. Current income is not a consideration. The portfolio operates as a fund of funds and invests 100% of its assets in underlying portfolios which invest primarily in equity securities.

Lifestyle Balanced	MFC Global Investment Management (U.S.A.) Limited	To seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. The portfolio operates as a fund of funds and invests approximately 40% of its assets in underlying portfolios which invest primarily in fixed income securities and approximately 60% in underlying portfolios which invest primarily in equity securities.

Lifestyle Conservative	MFC Global Investment Management (U.S.A.) Limited	To seek a high level of current income with some consideration given to growth of capital. The portfolio operates as a fund of funds and invests approximately 80% of its assets in underlying portfolios which invest primarily in fixed income securities and approximately 20% in underlying portfolios which invest primarily in equity securities.

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Portfolio	Portfolio Manager	Investment Objective and Strategy

Lifestyle Growth	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. Current income is also a consideration. The portfolio operates as a fund of funds and invests approximately 20% of its assets in underlying portfolios which invest primarily in fixed income securities and approximately 80% in underlying portfolios which invest primarily in equity securities.

Lifestyle Moderate	MFC Global Investment Management (U.S.A.) Limited	To seek a balance between a high level of current income and growth of capital, with a greater emphasis on income. The portfolio operates as a fund of funds and invests approximately 60% of its assets in underlying portfolios which invest primarily in fixed income securities and approximately 40% in underlying portfolios which invest primarily in equity securities.

Mid Cap Index	MFC Global Investment Management (U.S.A.) Limited	To seek to approximate the aggregate total return of a mid-capitalization U.S. domestic equity market index. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in the common stocks that are included in the S&P MidCap 400 Index* and securities (which may or may not be included in the S&P MidCap 400 Index) that the subadviser believes as a group will behave in a manner similar to the index.

Mid Cap Intersection	Wellington Management Company, LLP	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of medium-sized companies with significant capital appreciation potential. For the purposes of the portfolio, medium-sized companies are those with market capitalizations, at the time of investment, within the market capitalization range of companies represented in either the Russell MidCap Index* or the S&P MidCap 400 Index.*

Mid Cap Stock	Wellington Management Company, LLP	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of medium-sized companies with significant capital appreciation potential. For the portfolio, “medium-sized companies” are those with market capitalizations within the collective market capitalization range of companies represented in either the Russell MidCap Index* or the S&P MidCap 400 Index.*

Mid Cap Value	Lord, Abbett & Co. LLC	To seek capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in mid-sized companies, with market capitalizations within the market capitalization range of companies in the Russell MidCap Index.* This range varies daily. The portfolio invests 65% of its total assets in equity securities which it believes to be undervalued in the marketplace.

Mid Value	T. Rowe Price Associates, Inc.	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets in companies with market capitalizations that are within the Russell MidCap Index* or the Russell MidCap Value Index.* The portfolio invests in a diversified mix of common stocks of mid-size U.S. companies that are believed to be undervalued by various measures and offer good prospects for capital appreciation.

Money Market B	MFC Global Investment Management (U.S.A.) Limited	To obtain maximum current income consistent with preservation of principal and liquidity. Under normal market conditions, the portfolio invests in high quality, U.S. dollar denominated money market instruments.

Natural Resources	Wellington Management Company, LLP	To seek long-term total return. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity-related securities of natural resource-related companies worldwide, including emerging markets. Natural resource-related companies include companies that own or develop energy, metals, forest products and other natural resources, or supply goods and services to such companies.

Optimized All Cap	MFC Global Investment Management (U.S.A.) Limited	To seek long-term growth of capital. Under normal market conditions the portfolio invests at least 65% of its total assets in equity securities of U.S. companies. The portfolio will generally focus on equity securities of U.S. companies across the three market capitalization ranges of large, mid and small.

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Portfolio	Portfolio Manager	Investment Objective and Strategy

Optimized Value	MFC Global Investment Management (U.S.A.) Limited	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 65% of its total assets in equity securities of U.S. companies with the potential for long-term growth of capital. The portfolio invests in U.S. companies with a market capitalization range, at the time of investment, equal to that of the portfolio’s benchmark, the Russell 1000 Value Index.*

Overseas Equity	Capital Guardian Trust Company	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of a diversified mix of large established and medium sized foreign companies located primarily in developed countries (outside of the U.S.) and, to a lesser extent, in emerging markets.

Pacific Rim	MFC Global Investment Management (U.S.A.) Limited	To achieve long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and equity-related securities of established, larger-capitalization non-U.S. companies located in the Pacific Rim region, including emerging markets that have attractive long-term prospects for growth of capital. Current income from dividends and interest will not be an important consideration in the selection of portfolio securities.

PIMCO VIT All Asset Portfolio (a series of the PIMCO Variable Insurance Trust) (only Class M is available for sale)	Pacific Investment Management Company LLC	To seek maximum real return consistent with preservation of real capital and prudent investment management. The portfolio invests primarily in a diversified mix of common stocks of large and mid-sized U.S. companies and bonds with an overall intermediate term average maturity.

Real Estate Securities	Deutsche Investment Management Americas Inc.	To seek to achieve a combination of long-term capital appreciation and current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of REITs and real estate companies. Equity securities include common stock, preferred stock and securities convertible into common stock.

Real Return Bond	Pacific Investment Management Company LLC	To seek maximum real return, consistent with preservation of real capital and prudent investment management. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

Science & Technology	T. Rowe Price Associates, Inc. & RCM Capital Management LLC	To seek long-term growth of capital. Current income is incidental to the portfolio’s objective. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in the common stocks of companies expected to benefit from the development, advancement, and/or use of science and technology. For purposes of satisfying this requirement, common stock may include equity linked notes and derivatives relating to common stocks, such as options on equity linked notes.

Short-Term Bond	Declaration Management & Research, LLC	To seek income and capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) at the time of investment in a diversified mix of debt securities and instruments. The securities and instruments will have an average credit quality rating of A or AA and a weighted average effective maturity between one and three years, and no more than 15% of the portfolio’s net assets will be invested in high yield bonds.

Small Cap Growth	Wellington Management Company, LLP	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in small-capitalization companies. For the purposes of the portfolio, “small-capitalization companies” are those with market capitalizations, at the time of investment, not exceeding the maximum market capitalization of any company represented in either the Russell 2000 Index* or the S&P SmallCap 600 Index.*

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Portfolio	Portfolio Manager	Investment Objective and Strategy

Small Cap Index	MFC Global Investment Management (U.S.A) Limited	To seek to approximate the aggregate total return of a small-capitalization U.S. domestic equity market index. Under normal market conditions, the portfolio invests, at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in the common stocks that are included in the Russell 2000 Index* and securities (which may or may not be included in the Russell 2000 Index) that the subadviser believes as a group will behave in a manner similar to the index.

Small Cap Opportunities	Invesco AIM Capital Management, Inc. & Munder Capital Management, Inc.	Under normal market conditions, AIM invests at least 80% of the AIM subadvised assets (plus any borrowings for investment purposes) in equity securities, including convertible securities, of small-capitalization companies. “Small-capitalization companies” are those companies with market capitalizations, at the time of investment, no larger than the largest capitalized company included in the Russell 2000 Index* during the most recent 11 month period (based on month-end data) plus the most recent data during the current month. Under normal market conditions, Munder invests at least 80% of the portion of the Munder subadvised assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies. Small-capitalization companies are those companies with market capitalizations, at the time of investment, within the range of the companies in the Russell 2000 Index.*

Small Cap Value	Wellington Management Company, LLP	To seek long-term capital appreciation. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in small-capitalization companies that are believed to be undervalued by various measures and offer good prospects for capital appreciation. For the purposes of the portfolio, “small-capitalization companies” are those with market capitalizations, at the time of investment, not exceeding the maximum market capitalization of any company represented in either the Russell 2000 Index* or the S&P SmallCap 600 Index.*

Small Company Value	T. Rowe Price Associates, Inc.	To seek long-term growth of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies with market capitalizations, at the time of investment, that do not exceed the maximum market capitalization of any security in the Russell 2000 Index.* The portfolio invests in small companies whose common stocks are believed to be undervalued.

Strategic Bond	Western Asset Management Company	To seek a high level of total return consistent with preservation of capital. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities.

Strategic Income	MFC Global Investment Management (U.S.), LLC	To seek a high level of current income. Under normal market conditions, the portfolio invests at least 80% of its assets in foreign government and corporate debt securities from developed and emerging markets, U.S. Government and agency securities and domestic high yield bonds.

Total Bond Market B	Declaration Management & Research LLC	To seek to track the performance of the Lehman Brothers Aggregate Bond Index** (which represents the U.S. investment grade bond market). Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in securities listed in the Lehman Brothers Aggregate Bond Index.

Total Return	Pacific Investment Management Company LLC	To seek maximum total return, consistent with preservation of capital and prudent investment management. Under normal market conditions, the portfolio invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives, such as options, futures contracts, or swap agreements.

Total Stock Market Index	MFC Global Investment Management (U.S.A.) Limited	To seek to approximate the aggregate total return of a broad U.S. domestic equity market index. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in the common stocks that are included in the Dow Jones Wilshire 5000 Index,* and securities (which may or may not be included in the Dow Jones Wilshire 5000 Index) that the subadviser believes as a group will behave in a manner similar to the index.

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Portfolio	Portfolio Manager	Investment Objective and Strategy

U.S. Government Securities	Western Asset Management Company	To obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities and futures contracts. The portfolio may invest the balance of its assets in non-U.S. Government securities including, but not limited to, fixed rate and adjustable rate mortgage-backed securities, asset-backed securities, corporate debt securities and money market instruments.

U.S. High Yield Bond	Wells Capital Management, Incorporated	To seek total return with a high level of current income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in U.S. corporate debt securities that are, at the time of investment, below investment grade, including preferred and other convertible securities in below investment grade debt securities (sometimes referred to as junk bonds or high yield securities). The portfolio also invests in corporate debt securities and may buy preferred and other convertible securities and bank loans.

U.S. Large Cap	Capital Guardian Trust Company	To seek long-term growth of capital and income. Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity-related securities of U.S. companies with market capitalizations, at the time of investment, greater than $500 million.

Utilities	Massachusetts Financial Services Company	To seek capital growth and current income (income above that available from the portfolio invested entirely in equity securities). Under normal market conditions, the portfolio invests at least 80% of its net assets (plus any borrowing for investment purposes) in securities of companies in the utilities industry. Securities in the utilities industry may include equity and debt securities of domestic and foreign companies (including emerging markets).

Value	Van Kampen	To realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Under normal market conditions, the portfolio invests in equity securities of companies with capitalizations, at the time of investment, similar to the market capitalization of companies in the Russell MidCap Value Index.*

* “Dow Jones Wilshire 5000 Index®” is a trademark of Wilshire Associates. “MSCI All Country World ex US Index” is a trademark of Morgan Stanley & Co. Incorporated.” Russell 1000,®” “Russell 2000,®” “Russell 2500,®” “Russell 3000,®” “Russell MidCap,®” and “Russell MidCap Value®” are trademarks of Frank Russell Company. “S&P 500,®” “S&P MidCap 400,®” and “S&P SmallCap 600®” are trademarks of The McGraw-Hill Companies, Inc. None of the portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the portfolios.

The indexes referred to in the portfolio descriptions track companies having the ranges of approximate market capitalization, as of February 29, 2008, set out below:

Dow Jones Wilshire 5000 Index — $25 million to $468.29 billion

MSCI All Country World Ex US Index — $56 million to $309 billion

Russell 1000 Index — $302 million to $468.29 billion

Russell 2000 Index — $25 million to $7.68 billion

Russell 2500 Index — $25 million to $16.12 billion

Russell 3000 Index — $25 million to $468.29 billion

Russell MidCap Index — $302 million to $49.3 billion

Russell MidCap Value Index — $463 million to $49.3 billion

S&P 500 Index — $744 million to $468.29 billion

S&P MidCap 400 Index — $302 million to $11.13 billion

S&P SmallCap 600 Index — $65 million to $5.26 billion

** The Lehman Brothers Aggregate Bond Index is a bond index. A bond index relies on indicators such as quality, liquidity, term and duration as relevant measures of performance.

You bear the investment risk of any portfolio you choose as an investment option for your policy. A full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investments in, each portfolio is contained in the portfolio prospectuses. The portfolio prospectuses should be read carefully before allocating purchase payments to an investment option.

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If the shares of a portfolio are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by the 1940 Act).

We will purchase and redeem series fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a series fund represent an interest in one of the funds of the series fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

On each business day, shares of each series fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each series fund’s net asset value per share determined for that same date. A “business day” is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern time).

We will vote shares of the portfolios held in the Account at the shareholder meetings according to voting instructions received from persons having the voting interest under the policies. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Account for policy owners) in proportion to the instructions so received. The effect of this proportional voting is that a small number of policy owners can determine the outcome of a vote.

We determine the number of a series fund’s shares held in a subaccount attributable to each owner by dividing the amount of a policy’s account value held in the subaccount by the net asset value of one share in the series fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a series fund’s meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a series fund, ratification of the selection of independent auditors, approval of series fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions. However, we may, in certain limited circumstances permitted by the SEC’s rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

The voting privileges described above reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock NY to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to deregister the Account under the 1940 Act, (3) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (4) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. Any such change will be made only if, in our judgment, the change would best serve the interests of owners of policies in your policy class or would be appropriate in carrying out the purposes of such policies. We would notify owners of any of the foregoing changes and to the extent legally required, obtain approval of affected owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Description of John Hancock NY

John Hancock NY is a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.). Our ultimate parent is Manulife Financial Corporation (“MFC”), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. However, neither John Hancock NY nor any of its affiliated companies guarantees the investment performance of the Account.

We have received the following ratings from independent rating agencies:

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A++ A.M. Best Superior

Companies have a very strong ability to meet their obligations; 1st category of 15

AA+ Fitch Ratings

Very strong capacity to meet policyholder and contract obligations; 2nd category of 9

AAA Standard & Poor’s

Extremely strong financial security characteristics; 1st category of 8

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of John Hancock NY’s ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account B

The investment accounts shown on page 1 are in fact subaccounts of Separate Account B, a separate account operated by us under New York law. The Account meets the definition of “separate account” under the Federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Account or of us.

The Account’s assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can’t be used to pay any indebtedness of John Hancock NY other than those arising out of policies that use the Account. Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of John Hancock NY’s other assets.

New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The fixed account

Our obligations under any fixed account are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer only one fixed account — the standard fixed account. The effective annual rate we declare for the fixed account will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Because of exemptive and exclusionary provisions, interests in our fixed account have not been and will not be registered under the Securities Act of 1933 (“1933 Act”) and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts, however, is subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The death benefit

In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the “Total Face Amount.” Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 900% of the Base Face Amount at the Issue Date. Thereafter, increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under “Base Face Amount vs. Supplemental Face Amount” below.

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When the insured person dies, we will pay the death benefit minus any outstanding policy debt and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are described below.

•	Option 1 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, or (2) the minimum death benefit (as described below).

•

Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus any amount payable under a supplementary benefit rider, plus the policy value on the date of death, or (2) the minimum death benefit.

For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

If the insured person commits suicide within 2 years from the Issue Date of the policy, the amount payable will be equal to the premiums paid, less the amount of any policy debt on the date of death, and less any withdrawals.

Also if an application misstated the age or gender of the insured person, we will adjust, if necessary, the Base Face Amount, any Supplemental Face Amount, and every other benefit to which would have been purchased at the correct age or gender by the most recent cost of insurance charge.

Base Face Amount vs. Supplemental Face Amount

As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. Some of these factors include the following:

•

As shown in the Fee Tables, there is a charge per $1000 of Base Face Amount. This means for the same amount of Total Face Amount, your Base Face Amount charges deducted from policy value will be higher if you elect greater proportions of Base Face Amount at issue versus Supplemental Face Amount.

•

However, if you elect greater proportions of Supplemental Face Amount coverage at issue, the guaranteed limit upon the asset-based risk charge we provide will be higher. As shown in the Fee Tables, the “maximum” guaranteed charge of 0.14% of policy value is for a policy with 90% Supplemental Face Amount at issue. A policy with 50% Supplemental Face Amount at issue would have a guaranteed charge of 0.09%; whereas a policy with 100% Base Face Amount at issue would have a guaranteed charge of 0.03%. Please see the Fee Tables for a description of the guaranteed and current asset-based risk charges in all policy years. The asset-based risk charge percentages assessed on a current basis may be the same for both Base Face Amount and Supplemental Face Amount.

•

Also, after the insured person reaches or would have reached age 121, any Supplemental Face Amount will terminate. If your priority is to maximize the death benefit when the insured person reaches or would have reached age 121, then you may wish to maximize the proportion of the Base Face Amount.

The charges applied to Base Face Amount will tend to result in lower cash value accumulation, or alternatively higher premium payments, for the same amount of death benefit compared to Supplemental Face Amount coverage. However, if the Company should increase the asset-based risk charges under your policy to the maximum limits, the higher guaranteed asset-based risk charge resulting from a higher amount of Supplemental Face Amount at issue could increase the policy’s risk of lapse, requiring additional premium payments. You should also consider that the amount of compensation paid to the selling broker-dealer will be higher if you elect greater proportions of Base Face Amount coverage at issue.

Ultimately, individual needs and objectives vary. You should discuss your individual needs with your registered representative.

The minimum death benefit

In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law — the “guideline premium test” and the “cash value accumulation test.” You must elect which test you wish to have applied at issue. Once elected, the test cannot be changed without our approval.

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Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. Factors for some ages are shown in the table below:

Attained Age	Applicable Factor
40 and under	250%
45	215%
50	185%
55	150%
60	130%
65	120%
70	115%
75	105%
90	105%
95 and above	100%

A table showing the factor for each age will appear in the policy.

Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

The cash value accumulation test may be preferable if you want to fund the policy so that the minimum death benefit will increase earlier than would be required under the guideline premium test, or if you want to fund the policy at the “7 pay” limit for the full 7 years (see “Tax considerations”).

To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.

When the insured person reaches 121

At and after the policy anniversary nearest the insured person’s 121st birthday, the following will occur:

•	We will stop any monthly deduction charges.

•	We will stop accepting any premium payments.

•	We will not allow any new loans and loan interest will continue to be charged if there is an outstanding loan.

•	We will no longer process withdrawals.

•	We will continue to credit interest to a fixed account.

•	We will continue to accept loan repayments on existing loans.

•	Any Supplemental Face Amount will terminate (see “Base Face Amount vs. Supplemental Face Amount”).

Requesting an increase in coverage

After the first policy year, you may make a written request for an unscheduled increase in Supplemental Face Amount, subject to the maximum limit stated in your policy. We must receive your written request within two months of your next policy anniversary. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person qualifies for the same risk classification that applied to them at issue. An approved increase will take effect on the policy anniversary on or next following the date we approve the request.

Requesting a decrease in coverage

After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

•	the remaining Total Face Amount will be at least $100,000,

•	the remaining Base Face Amount will be at least $50,000, and

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•	the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy’s life insurance status.

An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

The death benefit option may be changed from Option 2 to Option 1 after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.

A change in the death benefit option from Option 2 to Option 1 will result in a change in the policy’s Total Face Amount, in order to avoid any change in the amount of the death benefit. The new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

If you change the death benefit option, the Federal tax law test (“guideline premium test” or “cash value accumulation test”) that you elected at issue will continue to apply. Please read “The minimum death benefit” for more information about these Federal tax laws tests.

Tax consequences of coverage changes

A change in the death benefit option or Total Face Amount will often change the policy’s limits under the Federal tax law test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read “Tax considerations” to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person’s death. You may change the beneficiary during the insured person’s lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner’s estate.

Ways in which we pay out policy proceeds

You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. Alternatively, you can select to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option is chosen, proceeds may be paid as a single sum.

Changing a payment option

You can change the payment option at any time before the proceeds are payable. If you haven’t made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

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Premiums

Planned premiums

The Policy Specifications page of your policy will show the “Planned Premium” for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums — annually, semi-annually, quarterly or monthly. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only pay enough premium to keep the policy in force (see “Lapse and reinstatement”).

Minimum initial premium

The Minimum Initial Premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person’s attained age 121, subject to the limitations on premium amount described below.

Maximum premium payments

Federal tax law limits the amount of premium payments you can make relative to the amount of your policy’s insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under “Tax considerations.”

Large premium payments may expose us to unanticipated investment risk. In addition, in order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured person doesn’t provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate then being earned on amounts allocated to the Money Market B investment account. All premiums received on or after the Issue Date, but prior to the Allocation Date, will be held in the Money Market B investment account. The “Allocation Date” of the policy is the 10th day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner’s instructions.

Any premium received on or after the Allocation Date will be allocated among investment accounts or the fixed account as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see “Procedures for issuance of a policy” for the definition of “Contract Completion Date”).

Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse.

Ways to pay premiums

If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to “John Hancock.” We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy

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our administrative requirements. Premiums after the first must be sent to the John Hancock NY Service Office at the appropriate address shown on the back cover of this prospectus. We will also accept premiums by wire or by exchange from another insurance company.

Lapse and reinstatement

Lapse

A policy will go into default if at the beginning of any policy month the policy’s net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under “Tax considerations.” We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., “lapse”) with no value.

Death during grace period

If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

(a)	You must provide to us evidence of the insured person’s insurability that is satisfactory to us; and

(b)	You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force for at least the next 3 policy months.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. The policy value on the date of reinstatement, prior to the crediting of any Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

Generally, the suicide exclusion and incontestability provision will apply from the effective date of the reinstatement. A surrendered policy cannot be reinstated. You must pay a premium equal to the amount necessary to bring the net cash surrender value to zero plus the three times the monthly deductions due on the date of default.

The policy value

We allocate your premium as described under “Processing premium payments.” There are no deductions taken at the time you make a payment. However, a deferred premium charge will be calculated and included in the monthly deductions (see “Description of charges at the policy level”).

Over time, the amount you’ve invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios’ dividends and distributions in additional portfolio shares, except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under “Description of charges at the policy level.”

We calculate the unit values for each investment account once every business day as of the close of trading on the New York Stock Exchange, usually 4:00 p.m. Eastern time. Sales and redemptions within any investment account will be transacted using the unit value next calculated after we receive your request either in writing or other form that we specify. If we receive your request before the close of our business day, we’ll use the unit value calculated as of the end of that business

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day. If we receive your request at or after the close of our business day, we’ll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day.

The amount you’ve invested in the fixed account will earn interest at the rates we declare from time to time. For the fixed account, we guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for the fixed account, just call or write to us. The asset-based risk charge only applies to that portion of the policy value held in the investment accounts. The charge determined does not apply to the fixed account. Otherwise, the policy level charges applicable to the fixed account are the same as those applicable to the investment accounts. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Asset Credit

Starting in the 11th policy year, we will credit your policy value monthly, on the date we calculate your monthly deductions, with an amount equal to the percentage credit listed below multiplied by the policy value in your investment accounts on this date. The asset credit does not apply to the loan account or the fixed account. The asset credit percentage is 0.01666% per month in policy year 11 and thereafter and ceasing at attainment age of 121. We add the credit to the same investment accounts from which we take your monthly deductions.

Allocation of future premium payments

At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy year is $1,000,000.

The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

•	within 18 months after the policy’s Issue Date, or

•	within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions set forth below, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraphs). For purposes of this restriction, and in applying the limitation on the number of free transfers, any transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern time) to the close of that business day (usually 4:00 p.m. Eastern time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then for the 30 calendar day period after such transfer no transfers from the Money Market B investment account to any other accounts (fixed or investment) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its

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liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits: (i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

Subject to our approval, we may offer policies purchased by a corporation or other entity that has purchased policies to match its liabilities under an employee benefit plan, as described above, the ability to electronically rebalance the investment options in its policies. Under these circumstances, in lieu of imposing any specific limit upon the number and timing of transfers, we will monitor aggregate trades among the subaccounts for frequency, pattern and size for potentially harmful investment practices. If we detect trading activity that we believe may be harmful to the overall operation of any investment account or underlying portfolio, we may impose conditions on policies employing electronic rebalancing to submit trades, including setting limits upon the number and timing of transfers, and revoking privileges to make trades by any means other than written communication submitted via U.S. mail.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors. The restrictions described in these paragraphs will be applied uniformly to all policy holders subject to the restrictions.

Rule 22c-2 under the 1940 Act requires us to provide tax identification numbers and other policy owner transaction information to the Trust or to other investment companies in which the Separate Account invests, at their request. An investment company will use this information to identify any pattern or frequency of investment account transfers that may violate their frequent trading policy. An investment company may require us to impose trading restrictions in addition to those described above if violations of their frequent trading policy are discovered.

Transfers out of the fixed account option are limited to the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the fixed account maximum transfer percentage of 25% multiplied by the amount of the fixed account on the immediately preceding policy anniversary. Any transfer which involves a transfer out of the fixed account may not involve a transfer to the Money Market B investment account.

We reserve the right to impose a minimum amount limit on transfers out of any fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

Dollar cost averaging. We may offer policy owners a dollar cost averaging (“DCA”) program. Under the DCA program, you will designate an amount that will be transferred monthly from one investment account into any other investment account(s) or the fixed account. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Asset allocation balancer transfers. Under the asset allocation balancer program you will designate an allocation of policy value among investment accounts. We will move amounts among the investment accounts at specified intervals you select - annually, semi-annually, quarterly or monthly. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt. This is called your “net cash surrender value.” If you surrender your policy in connection with the purchase of a replacement policy, including a replacement intended to qualify as a tax free exchange under Section 1035 of the Internal Revenue Code,

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there may also be a replacement fee deducted from the net cash surrender value. You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

After the first policy year, you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. We will automatically reduce the policy value of your policy by the amount of the withdrawal. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your net cash surrender value to fall below 3 months’ worth of monthly deductions (see “Deductions from policy value”). We also reserve the right to refuse any withdrawal that would cause the policy’s Total Face Amount to fall below $100,000 or the Base Face Amount to fall below $50,000.

Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see “The death benefit”). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Generally, any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. You should consider a number of factors in determining whether to continue coverage in the form of Base Face Amount or Supplemental Face Amount (see “Base Face Amount vs. Supplemental Face Amount”). If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code’s definition of life insurance, we will not permit the withdrawal.

Policy loans

You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the amount determined as set out below.

•	We first determine the net cash surrender value of your policy.

•	We then subtract an amount equal to the monthly deductions then being deducted from policy value times the number of full policy months until the next policy anniversary.

•	We then multiply the resulting amount by the difference between the effective annual rate then being charged on loans and the effective annual rate then being credited on the loan account.

•	We then subtract the third item above from the second item above.

The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 3.75% in the first 10 policy years and 3.00% thereafter. However, we reserve the right to increase the percentage to 4.00% in the first 10 policy years and 3.25% thereafter. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.00%. The tax consequences of a loan interest credited differential of 0% are unclear. You should consult a tax adviser before effecting a loan to evaluate possible tax consequences. If we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgment, result in the transaction being treated as a loan under Federal tax law. We process policy loans as of the business day on or next following the day we receive the loan request.

Repayment of policy loans

You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as set out below.

•	The same proportionate part of the loan as was borrowed from any fixed account will be repaid to that fixed account.

•	The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

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Effects of policy loans

The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value after the insured person reaches age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee’s last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see “Tax considerations”).

Description of charges at the policy level

Deductions from policy value

•

Deferred premium charge - At the end of each policy year, we calculate a deferred premium charge on the basis of the total of the premiums paid during that policy year, multiplied by a rate not to exceed 0.13% (15% on a cumulative basis). The premium charge is then assessed monthly over 10 policy years in 120 equal monthly amounts.

•	Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of $15.

•

Base Face Amount charge - A monthly charge to primarily help cover sales costs. To determine the charge we multiply the amount of Base Face Amount at issue by a rate which varies by duration (policy year) and by the insured person’s sex, risk classification, and issue age. We reserve the right to increase the rate and the charge period (see Fee Table).

•

Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The cost of insurance we use will depend on age of the insured person at issue, the insurance risk characteristics and (usually) gender of the insured person, and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person’s age increases. (The insured person’s “age” on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

(a) is the Total Face Amount, plus the death benefit payable under any Supplementary Benefit riders where charges are deducted from the Policy Value and are based on the Net Amount at Risk, as of the first day of the Policy Month, divided by 1.0024663; and

(b) is the policy value as of the first day of the Policy Month after the deduction of all other monthly deductions. Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

If the minimum death benefit is greater than the Total Face Amount, the cost of insurance charge will reflect the amount of that additional benefit.

For death benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance divided by 1.0024663.

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Replacement fee - A replacement fee is imposed for the first 10 policy years if you surrender your policy in connection with the purchase of a replacement policy, including a replacement intended to qualify as a tax free exchange under Section 1035 of the Internal Revenue Code. The fee is a percentage of the premiums we receive in the first policy year that do not exceed the Replacement Fee Calculation Limit stated in your Policy. The percentage applied is dependent upon the policy year during which replacement occurs and grades down proportionately at the

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beginning of each policy month until it reaches zero. The Replacement Fee Calculation Limit varies by issue age, sex and the amount of Base Face Amount and Supplemental Face Amount elected at issue.

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Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account.

•	Supplementary benefits charges - A charge for any supplementary insurance benefits added to the policy by means of a rider.

•	Loan interest rate - The maximum loan interest charged on any loan is shown in the Fee Tables and described under “Policy loans” in this prospectus.

•	Transfer fee - We currently do not impose a fee upon transfers of policy value among the investment options, but reserve the right to do so in the policy (see “Transfers of existing policy value”).

Additional information about how certain policy charges work

Sales expenses and related charges

The deferred premium and Base Face Amount charges help to compensate us for the cost of selling our policies (see “Description of charges at the policy level”). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the deferred premium and Base Face Amount charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

Method of deduction

We deduct the monthly deductions described in the Fee Tables section from your policy’s accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

Reduced charges for eligible classes

The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association’s capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

Other charges we could impose in the future

Except for a portion of the deferred premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

A portion of the deferred premium charge is used to cover state and Federal premium taxes. Currently, the premium tax is 0.7% of each premium payment.

Under current laws, we may incur state and local taxes (in addition to premium taxes). At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

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Description of charges at the portfolio level

The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under “Fee Tables”) are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

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Change of Life Insured Rider - This rider is only available to certain owners purchasing the policy in connection with the financing of employee benefit plan obligations. If you elect this rider, you may change the life insured on or after the second policy anniversary. You must have an insurable interest in the new life insured, and the new life insured must consent in writing to the change. We will require evidence which satisfies us of the new life insured’s insurability, and the premiums and charges after the change date will reflect the new life insured’s age, sex, risk classification and any additional rating which applies. Supplementary benefit riders on the old life insured will be canceled as of the change date. Supplementary benefits riders may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits. The incontestability and suicide provisions of the policy will apply to the entire Face Amount beginning anew as of the change date.

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Overloan Protection Rider - This rider will prevent your policy from lapsing on any date if policy debt exceeds the death benefit. The benefit is subject to a number of eligibility requirements relating to, among other things, the number of years the policy has been in force, the attained age of the life insured, the death benefit option elected and the tax status of the policy.

When the Overloan Protection benefit in this rider is invoked, all values in the investment accounts are immediately transferred to the fixed account and will continue to grow at the current fixed account interest rate. Transfer fees do not apply to these transfers. Thereafter, policy changes and transactions are limited as set forth in the rider; for example, death benefit increases or decreases, additional premium payments, policy loans, withdrawals, surrender and transfers are no longer allowed. Any outstanding policy debt will remain. Interest will continue to be charged at the policy’s specified loan interest rate, and the policy’s loan account will continue to be credited with the policy’s loan interest credited rate. Any supplementary benefit rider requiring a monthly deduction will automatically be terminated.

When the Overloan Protection Rider causes the policy to be converted into a fixed policy, there is risk that the Internal Revenue Service could assert that the policy has been effectively terminated and that the outstanding loan balance should be treated as a distribution. Depending on the circumstances, all or part of such deemed distribution may be taxable as income. You should consult a tax adviser as to the risks associated with the Overloan Protection Rider.

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Return of Premium Death Benefit Rider - You may elect to have your policy issued with an optional Return of Premium Death Benefit Rider. This rider provides an additional death benefit payable upon the death of the insured person. The Return of Premium Death Benefit has an initial value equal to your initial premium times the “Percentage of Premium” you select (which may range between 0% and 100%). We show the Percentage of Premium you select in the Policy Specifications page. If you elected increases to your Supplemental Face Amount, you may not elect this rider.

You may increase the initial Return of Premium Death Benefit in two ways:

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You may make additional premium payments. We will apply the Percentage of Premium stated in the Policy Specifications page to the premium payment and increase your Return of Premium Death Benefit by that amount at the time you make the payment.

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You may elect a Return of Premium Death Benefit Increase Rate. You may elect an annual effective rate from 0 -5% to increase your Return of Premium Death Benefit. We show the rate you elect in the Policy Specifications page. The Return of Premium Death Benefit will accumulate monthly at the Return of Premium Death Benefit Increase Rate you select.

This benefit is only available to you if you elect death benefit Option 1.

Variations in policy terms

We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under “Reduced charges for eligible classes.” Also, the guaranteed limit on the asset-based risk charge varies based on the amount of Base Face Amount and Supplemental Face Amount elected at issue as shown in the “Fee Tables.” No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge. Where approved, we may offer policies covering members of an employee or other group on a “Guaranteed Issue” or a “Simplified Issue” basis. In these cases, the Base Face Amount charges and cost of insurance charges may differ from the rates applied if traditional underwriting procedures are followed.

Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Base Face Amount at issue of $50,000. At the time of issue, the insured person must have an attained age of no more than 90. The insured person must meet certain health and other insurance risk criteria called “underwriting standards.”

Policies issued in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person’s risk classification should be. After we approve an application for a policy and assign an appropriate insurance risk classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under “Temporary coverage prior to policy delivery” below).

The policy will take effect only if all of the following conditions are satisfied.

•	The policy is delivered to and received by the applicant

•	The Minimum Initial Premium is received by us

•	The insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application

The date all of the above conditions are satisfied is referred to in this prospectus as the “Contract Completion Date.” If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the “Policy Date.” That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

Backdating

Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by New York state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

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Temporary coverage prior to policy delivery

If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. These changes include those listed below.

•	Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws

•	Combining or removing fixed accounts or investment accounts

•	Changes in the form of organization of any separate account

Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

Who owns the policy? That’s up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we’ve used the term “you” in this prospectus, we’ve assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

While the insured person is alive, you will have a number of options under the policy. These options include those listed below.

•	Determine when and how much you invest in the various accounts

•	Borrow or withdraw amounts you have in the accounts

•	Change the beneficiary who will receive the death benefit

•	Change the amount of insurance

•	Turn in (i.e., “surrender”) the policy for the full amount of its net cash surrender value

•	Choose the form in which we will pay out the death benefit or other proceeds

It is possible to name so-called “joint owners” of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

You have the right to cancel your policy within 10 days after you receive it. This is often referred to as the “free look” period. During this period, your premiums will be allocated as described under “Processing premium payments” in this prospectus. To cancel your policy, simply deliver or mail the policy to:

•	John Hancock NY at one of the addresses shown on the back cover of this prospectus, or

•	the John Hancock NY representative who delivered the policy to you.

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The date of cancellation will be the date of such mailing or delivery. You will receive a refund of any premiums you’ve paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in the fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

Semi-annually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

When we pay policy proceeds

General

We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don’t have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person’s death, we will pay the proceeds as a single sum.

Delay to challenge coverage

We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified by New York state law.

Delay for check clearance

We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system. We will not delay payment longer than necessary for us to verify a check has cleared the banking system.

Delay of separate account proceeds

We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

New York state law allows us to defer payment of any portion of the net cash surrender value derived from the fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

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How you communicate with us

General rules

You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock NY Service Office at the appropriate address shown on the back cover.

Under our current rules, certain requests must be made in writing and be signed and dated by you. Those requests include the ones listed below.

•	loans

•	surrenders or withdrawals

•	change of death benefit option

•	increase or decrease in Face Amount

•	change of beneficiary

•	election of payment option for policy proceeds

•	tax withholding elections

•	election of telephone/internet transaction privilege

The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company’s secured website, if a special form is completed (see “Telephone, facsimile and internet transactions” below).

•	transfers of policy value among accounts

•	change of allocation among accounts for new premium payments

You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person’s death and related documentation to our Service Office. We do not consider that we’ve “received” any communication until such time as it has arrived at the proper place and in the proper and complete form.

We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock NY representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn’t include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered “received” by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions

If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-800-521-1234 or by faxing us at 617-572-7008 or through the Company’s secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

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As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see “Transfers of existing policy value”). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of policies

John Hancock Distributors LLC (“JH Distributors”), a Delaware limited liability company affiliated with us, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.

JH Distributors’ principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the “1934 Act”) and a member of the Financial Industry Regulatory Authority (“FINRA”).

We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc. In addition, we, either directly or through JH Distributors, have entered into agreements with other financial intermediaries that provide marketing, sales support and certain administrative services to help promote the policies (“financial intermediaries”). In a limited number of cases, we have entered into loans, leases or other financial agreements with these broker-dealers or financial intermediaries or their affiliates.

Compensation

The broker-dealers and other financial intermediaries that distribute or support the marketing of our policies may be compensated by means of various compensation and revenue sharing arrangements. A general description of these arrangements is set out below under “Standard compensation” and “Additional compensation and revenue sharing.” These arrangements may differ between firms, and not all broker-dealers or financial intermediaries will receive the same compensation and revenue sharing benefits for distributing our policies. Also, a broker-dealer may receive more or less compensation or other benefits for the promotion and sale of our policy than it would expect to receive from another issuer.

Under their own arrangements, broker-dealers determine how much of any amounts received from us is to be paid to their registered representatives. Our affiliated broker-dealer may pay its registered representatives additional compensation and benefits, such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies.

Policy owners do not pay any compensation or revenue sharing benefits directly. These payments are made from JH Distributors’ and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying fund’s distribution plan (“12b-1 fees”), the fees and charges imposed under the policy and other sources.

You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy. We provide additional information on special compensation or reimbursement arrangements involving broker-dealers and other financial intermediaries in the Statement of Additional Information, which is available upon request.

Standard compensation. JH Distributors pays compensation to broker-dealers for the promotion and sale of the policies, and for providing ongoing service in relation to policies that have already been purchased. We may also pay a limited number of broker-dealers commissions or overrides to “wholesale” the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling.

The compensation JH Distributors pays to broker-dealers may vary depending on the selling agreement. The compensation paid is not expected to exceed 34% of target premium, and 3.75% of premium in excess of target, paid in the first policy year, 5.75% of target and 3.75% of excess premium paid in years 2-5, 3.75% of target and excess premium paid in years 6-10 and 0% thereafter. In addition, JH Distributors will pay compensation in policy years 6-15 of 0.15% of the net

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cash surrender value and 0.10% of the net cash surrender value in years 16 and thereafter, with the net cash surrender value determined as of the end of each previous policy anniversary. You should consider that the amount of compensation paid to the selling broker-dealer will generally be less if you elect greater portions of Supplemental Face Amount at issue. This compensation schedule is exclusive of additional compensation and revenue sharing and inclusive of overrides and expense allowances paid to broker-dealers for sale of the policies (not including riders).

Additional compensation and revenue sharing. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may enter into special compensation or reimbursement arrangements (“revenue sharing”), either directly or through JH Distributors, with selected broker-dealers and other financial intermediaries. In consideration of these arrangements, a firm may feature our policy in its sales system, give us preferential access to sales staff, or allow JH Distributors or its affiliates to participate in conferences, seminars or other programs attended by the firm’s sales force. We hope to benefit from these revenue sharing and other arrangements through increased sales of our policies.

Selling broker-dealers and other financial intermediaries may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public or client seminars, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. We may contribute to, as well as sponsor, various educational programs, sales promotions, and/or other contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash or other rewards as may be permitted under FINRA rules and other applicable laws and regulations.

Tax considerations

This description of Federal income tax consequences is only a brief summary and is neither exhaustive nor authoritative. It was written to support the promotion of our products. It does not constitute legal or tax advice, and it is not intended to be used and cannot be used to avoid any penalties that may be imposed on you. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively. The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax adviser should be consulted for advice.

General

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of the Separate Account in our taxable income and take deductions for investment income credited to our “policy holder reserves.” We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge the Separate Account for any resulting income tax costs, other than a “DAC tax” charge we may impose against the Separate Account to compensate us for the finance costs attributable to the acceleration of our income tax liabilities by reason of a “DAC tax adjustment.” We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the series funds. These benefits can be material. We do not pass these benefits through to the Separate Account, principally because: (i) the deductions and credits are allowed to us and not the policy owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on the Separate Account assets that are passed through to policy owners.

The policies permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the policies or the Separate Account. Currently, we do not anticipate making any specific charge for such taxes other than any DAC tax charge and state and local premium taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

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Death benefit proceeds and other policy distributions

Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are ordinarily not subject to income tax as long as we don’t pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you’ve paid and not subjected to income tax. However certain distributions associated with a reduction in death benefit or other policy benefits within the first 15 years after issuance of the policy are ordinarily taxable in whole or in part. Amounts you borrow are generally not taxable to you.

However, some of the tax rules change if your policy is found to be a modified endowment contract. This can happen if you’ve paid premiums in excess of limits prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind, including loans. (See “7-pay premium limit and modified endowment contract status” below.)

We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the “Code”) defines a life insurance contract for Federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. These tests limit the amount of premium that you may pay into the policy. We will monitor compliance with these standards. If we determine that a policy does not satisfy section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with section 7702.

If the policy complies with section 7702, the death benefit proceeds under the policy ordinarily should be excludable from the beneficiary’s gross income under section 101 of the Code.

Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, unless the policy is a modified endowment contract, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy’s death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the policy owner. Changes that reduce benefits include partial withdrawals, death benefit option changes, and distributions required to keep the policy in compliance with section 7702. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it caused the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy’s ownership.

It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocable trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner’s estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner’s estate if the transfer occurred less than three years before the former owner’s death or if the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy’s ownership or making any assignment of ownership interests.

44

Policy loans

We expect that, except as noted below (see “7-pay premium limit and modified endowment contract status”), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason other than the payment of the death benefit, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums required to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Diversification rules and ownership of the Account

Your policy will not qualify for the tax benefits of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have “investment control” over the underlying assets.

In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the policy owner’s gross income. The Internal Revenue Service (“IRS”) has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the “extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets.” As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner’s ability to allocate funds among as many as twenty subaccounts.

The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy’s proportionate share of the assets of the Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the series funds’ prospectuses, or that a series fund will not have to change any fund’s investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy’s proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully “paid-up” after the payment of 7 equal annual premiums. “Paid-up” means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

Policies classified as modified endowment contracts are subject to the following tax rules:

•

First, all partial withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the investment in the policy at such time. If you own any other modified endowment contracts issued to you in the same calendar year by the same insurance company or its affiliates, their values will be combined with the value of the policy from which you take the withdrawal for purposes of determining how much of the withdrawal is taxable as ordinary income.

45

•

Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

•

Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

•	is made on or after the date on which the policy owner attains age 59 1/2;

•	is attributable to the policy owner becoming disabled; or

•

is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner’s beneficiary.

These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

Furthermore, any time there is a “material change” in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

Moreover, if there is a reduction in benefits under a policy (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) during a 7-pay testing period, the 7-pay limit will generally be recalculated based on the reduced benefits and the policy will be re-tested from the beginning of the 7-pay testing period using the lower limit. If the premiums paid to date at any point during the 7-pay testing period are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

If your policy is issued as a result of a section 1035 exchange, it may be considered to be a modified endowment contract if the death benefit under the new policy is smaller than the death benefit under the exchanged policy, or if you reduce coverage in your new policy after it is issued. Therefore, if you desire to reduce the face amount as part of a 1035 exchange, a qualified tax adviser should be consulted for advice.

All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment contract. You should consult your tax adviser if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Withholding

To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions.

Life insurance purchases by residents of Puerto Rico

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service ruled that income received by residents of Puerto Rico under a life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to

46

state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Financial statements reference

The financial statements of John Hancock NY and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock NY should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock NY to meet its obligations under the policies.

Registration statement filed with the SEC

This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent registered public accounting firm

The financial statements of John Hancock Life Insurance Company of New York at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York at December 31, 2007, and for each of the two years in the period ended December 31, 2007, appearing in the Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

47

In addition to this prospectus, John Hancock NY has filed with the SEC a Statement of Additional Information (the “SAI”) which contains additional information about John Hancock NY and the Account, including information on our history, services provided to the Account and legal and regulatory matters. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock NY representative. The SAI may be obtained by contacting the John Hancock NY Service Office. You should also contact the John Hancock NY Service Office to request any other information about your policy or to make any inquiries about its operation.

SERVICE OFFICE

Express Delivery	Mail Delivery
Specialty Products	Specialty Products & Distribution
197 Clarendon Street, C-6	P.O. Box 192
Boston, MA 02117	Boston, MA 02117

Phone:	Fax:
1-800-521-1234	617-572-7008

Information about the Account (including the SAI) can be reviewed and copied at the SEC’s Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-5850. Reports and other information about the Account are available on the SEC’s Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.

1940 Act File No. 811-8329 — 1933 Act File No. 333-152408

Statement of Additional Information

dated November     , 2008

for interests in

John Hancock Life Insurance Company of New York Account B (“Registrant”)

Interests are made available under

CORPORATE VUL

a flexible premium variable universal life insurance policy issued by

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

(“John Hancock NY”)

This is a Statement of Additional Information (“SAI”). It is not the prospectus. The prospectus, dated the same date as this SAI, may be obtained from a John Hancock NY representative or by contacting the John Hancock NY Servicing Office at Specialty Products, 197 Clarendon Street, C-6, Boston, MA 02117 or telephoning 1-800-521-1234.

Description of the Depositor

Under the Federal securities laws, the entity responsible for organization of the registered separate account underlying the variable life insurance policy is known as the “Depositor”. The Depositor is John Hancock NY, a stock life insurance company organized under the laws of New York in 1992. We are a licensed life insurance company in the state of New York. Until 2004, John Hancock NY had been known as The Manufacturers Life Insurance Company of New York.

John Hancock NY is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.), a life insurance company domiciled in Michigan. Our ultimate parent is Manulife Financial Corporation (“MFC”), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

Description of the Registrant

Under the Federal securities laws, the registered separate account underlying the variable life insurance policy is known as the “Registrant.” In this case, the Registrant is John Hancock Life Insurance Company of New York Separate Account B (the “Account”), a separate account established by John Hancock NY under New York law. The variable investment options shown on page 1 of the prospectus are subaccounts of the Account. The Account meets the definition of “separate account” under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). Such registration does not involve supervision by the Securities and Exchange Commission (“SEC”) of the management of the Account or of John Hancock NY.

New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

Services

Administration of policies issued by John Hancock NY and of registered separate accounts organized by John Hancock NY may be provided by John Hancock Life Insurance Company (U.S.A.), or other affiliates. Neither John Hancock NY nor the separate accounts are assessed any charges for such services.

Custodianship and depository services for the Registrant are provided by State Street Bank. State Street Bank’s address is 225 Franklin Street, Boston, Massachusetts, 02110.

Independent Registered Public Accounting Firm

The financial statements of John Hancock Life Insurance Company of New York at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York at December 31, 2007, and for each of the two years in the period ended December 31, 2007, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Legal and Regulatory Matters

There are no legal proceedings to which the Depositor, the Account or the principal underwriter is a party or to which the assets of the Account are subject that are likely to have a material adverse effect on the Account or the ability of the principal underwriter to perform its contract with the Account or of the Depositor to meet its obligations under the policies.

On June 25, 2007, John Hancock Investment Management Services, LLC (the “Adviser”) and John Hancock Distributors LLC (the “Distributor”) and two of their affiliates (collectively, the “John Hancock Affiliates”) reached a settlement with the SEC that resolved an investigation of certain practices relating to the John Hancock Affiliates’ variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust funds that participated in the Adviser’s commission recapture program during the period from 2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of fund shares in April 2004.

Principal Underwriter/Distributor

John Hancock Distributors LLC (“JH Distributors”), a Delaware limited liability company that we control, is the principal distributor and underwriter of the securities offered through this prospectus. JH Distributors acts as the principal distributor of a number of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of John Hancock Trust (the “Trust”), whose securities are used to fund certain variable investment options under the policies and under other annuity and life insurance products we offer.

JH Distributors’ principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Act of 1934 (the “1934 Act”) and is a member of the Financial Industry Regulatory Authority (“FINRA”).

We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

The aggregate dollar amount of underwriting commissions paid to JH Distributors by the Depositor and its affiliates in connection with the sale of variable life products in 2007, 2006, and 2005 was $226,336,094, $128,705,303, and $33,325,216, respectively. JH Distributors did not retain any of these amounts during such periods.

The compensation JH Distributors pays to broker-dealers may vary depending on the selling agreement. Compensation is exclusive of additional compensation and revenue sharing and inclusive of overrides and expense allowances paid to broker-dealers for sale of the policies (not including riders). The compensation paid is not expected to exceed 34% of target premium, and 3.75% of premium in excess of target, paid in the first policy year, 5.75% of target and 3.75% of excess premium paid in years 2-5, 3.75% of target and excess premium paid in years 6-10 and 0% thereafter. In addition, JH Distributors will pay compensation in policy years 6-15 of 0.15% of the net cash surrender value and 0.10% of the net cash surrender value in years 16 and thereafter, with the net cash surrender value determined as of the end of each previous policy anniversary. You should consider that the amount of compensation paid to the selling broker-dealer will generally be less if you elect greater portions of Supplemental Face Amount at issue.

The registered representative through whom your policy is sold will be compensated pursuant to the registered representative’s own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policy owners but will be recouped through the fees and charges imposed under the policy.

Additional compensation and revenue sharing arrangements may be offered to certain broker-dealer firms or other financial intermediaries. The terms of such arrangements may differ among firms we select based on various factors. In general, the arrangements involve three types of payments or any combination thereof:

•

Fixed dollar payments: The amount of these payments varies widely. JH Distributors may, for example, make one or more payments in connection with a firm’s conferences, seminars or training programs, seminars for the public, advertising and sales campaigns regarding the policies, to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. JH Distributors may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

•

Payments based upon sales: These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. JH Distributors makes these payments on a periodic basis.

•

Payments based upon “assets under management”: These payments are based upon a percentage of the policy value of some or all of our (and/or our affiliates’) insurance products that were sold through the firm. JH Distributors makes these payments on a periodic basis.

Our affiliated broker-dealer may pay their respective registered representatives additional cash incentives, such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies.

3

Additional Information About Charges

A policy will not be issued until the underwriting process has been completed to the Depositor’s satisfaction. The underwriting process generally includes the obtaining of information concerning your age, medical history, occupation and other personal information. This information is then used to determine the cost of insurance charge.

Reduction In Charges

The policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. John Hancock NY reserves the right to reduce any of the Policy’s charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which John Hancock NY believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modifications, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. John Hancock NY may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

4

AUDITED FINANCIAL STATEMENTS

John Hancock Life Insurance Company of New York

Years Ended December 31, 2007, 2006 and 2005

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Report of Independent Registered Public Accounting Firm

The Board of Directors

John Hancock Life Insurance Company of New York

We have audited the accompanying balance sheets of John Hancock Life Insurance Company of New York (“the Company”) as of December 31, 2007 and 2006, and the related statements of income, changes in shareholder’s equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Life Insurance Company of New York at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

April 25, 2008

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS

	December 31,
	2007	2006
	(in thousands)
Assets

Investments
Fixed maturities:
Available-for-sale-at fair value (cost: 2007 - $510,322, 2006 - $357,078)	$528,685	$357,642
Investment in unconsolidated affiliate	800	800
Policy loans	35,092	28,345
Short-term investments	194,215	153,598
Other investments	83	—

Total Investments	758,875	540,385

Cash and cash equivalents	33,093	25,448
Accrued investment income	18,554	16,610
Amounts due from affiliates	443	1,300
Deferred policy acquisition costs	394,160	299,620
Deferred sales inducements	37,094	31,645
Reinsurance recoverable	40,308	31,404
Other assets	29,431	12,141
Separate account assets	6,513,671	5,451,543

Total Assets	$7,825,629	$6,410,096

Liabilities and Shareholder’s Equity

Liabilities:

Future policy benefits	$634,018	$519,898
Unearned revenue	18,054	14,690
Unpaid claims and claim expense reserves	1,762	1,467
Amounts due to affiliates	22,680	7,641
Amounts payable for securities	5,157	—
Deferred income tax liability	73,425	47,753
Federal income tax payable to affiliates	40,007	43,435
Other liabilities	81,437	13,587
Separate account liabilities	6,513,671	5,451,543

Total Liabilities	7,390,211	6,100,014

Shareholder’s Equity:

Common stock	2,000	2,000
Additional paid in capital	113,306	113,306
Retained earnings	308,478	193,749
Accumulated other comprehensive income	11,634	1,027

Total Shareholder’s Equity	435,418	310,082

Total Liabilities and Shareholder’s Equity	$7,825,629	$6,410,096

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF INCOME

	For the years ended December 31,
	2007	2006	2005
	(in thousands)
Revenues

Premiums	$5,376	$164	$302
Fee income	154,376	110,718	73,647
Net investment income	172,360	136,194	80,856
Net realized investment losses	(5,749)	(2,657)	(263)

Total revenues	326,363	244,419	154,542

Benefits and expenses

Benefits to policyholders	74,785	30,411	13,952
Other operating costs and expenses	50,328	39,792	34,181
Amortization of deferred policy acquisition costs and deferred sales inducements	38,260	61,840	29,339

Total benefits and expenses	163,373	132,043	77,472

Income before income taxes	162,990	112,376	77,070

Income taxes	48,261	39,903	24,515

Net income	$114,729	$72,473	$52,555

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

AND COMPREHENSIVE INCOME

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity	Outstanding Shares
	(in thousands)
Balance at January 1, 2005	$2,000	$113,306	$68,721	$434	$184,461	2,000

Comprehensive income:
Net income			52,555		52,555
Other comprehensive income, net of tax:
Net unrealized losses				(365)	(365)

Comprehensive income					52,190

Balance at December 31, 2005	$2,000	$113,306	$121,276	$69	$236,651	2,000

Comprehensive income:
Net income			72,473		72,473
Other comprehensive income, net of tax:
Net unrealized gains				958	958

Comprehensive income					73,431

Balance at December 31, 2006	$2,000	$113,306	$193,749	$1,027	$310,082	2,000

Comprehensive income:
Net income			114,729		114,729
Other comprehensive income, net of tax:
Net unrealized gains				10,607	10,607

Comprehensive income					125,336

Balance at December 31, 2007	$2,000	$113,306	$308,478	$11,634	$435,418	2,000

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2007	2006	2005
	(in thousands)
Cash flows provided by operating activities:
Net income	$114,729	$72,473	$52,555
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment losses	5,749	2,657	263
Increase in reinsurance recoverable	(8,904)	(14,228)	(7,054)
Deferral of policy acquisition costs and sales inducements	(139,185)	(114,573)	(88,651)
Amortization of deferred policy acquisition costs and deferred sales inducements	38,260	61,840	29,339
Increase in accrued investment income	(1,944)	(4,061)	(3,654)
Increase (decrease) in other assets and other liabilities, net	67,565	45,430	(4,444)
Increase in policyholder liabilities and accruals, net	25,504	13,641	10,351
(Increase) decrease in deferred income tax liability	19,960	(2,594)	19,564

Net cash provided by operating activities	121,734	60,585	8,269

Cash flows used in investing activities:
Sales of fixed maturities available-for-sale	30,918	45,385	31,293
Maturities of fixed maturities available-for-sale	108,552	94,433	101,137
Purchases of fixed maturities available-for-sale	(293,284)	(243,091)	(181,590)
Net purchases of short-term investments	(41,161)	16,675	(2,834)
Policy loans advanced, net	(6,747)	(6,781)	(3,604)
Net purchases of other investments	(83)	—	—
Net change in payable for undeliverable securities	5,160	—	7,238

Net cash used in investing activities	(196,645)	(93,379)	(48,360)

Cash flows provided by financing activities:
Deposits and interest credited to policyholder account balances	345,150	224,127	174,846
Net transfers to separate accounts from policyholders	(157,569)	(98,483)	(73,030)
Return of policyholder funds	(105,025)	(91,546)	(73,528)

Net cash provided by financing activities	82,556	34,098	28,288

Net increase (decrease) in cash and cash equivalents	7,645	1,304	(11,803)

Cash and cash equivalents at beginning of year	25,448	24,144	35,947

Cash and cash equivalents at end of year	$33,093	$25,448	$24,144

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS UNLESS OTHERWISE STATED)

Note 1 - Summary of Significant Accounting Policies

Business

John Hancock Life Insurance Company of New York (the Company) is a stock life insurance company, which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department (the Department) granted the Company a license to operate on July 22, 1992. Effective January 1, 2002, the Company became a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A) (JHUSA). JHUSA is a wholly-owned subsidiary of The Manufacturers Investment Corporation (MIC). MIC is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company (MLI). MLI, in turn, is a wholly owned subsidiary of Manulife Financial Corporation (MFC), a Canadian-based publicly traded company. MFC and its subsidiaries are collectively known as “Manulife Financial”.

The Company offers and issues individual and group annuity contracts and individual life insurance and group pension contracts. All of these contracts (collectively, the contracts) are sold exclusively in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invest in either the shares of various portfolios of the John Hancock Trust (JHT), a no-load, open-end investment management company organized as a Massachusetts business trust, or in various portfolios of open-end investment management companies offered and managed by unaffiliated third parties.

John Hancock Investment Management Services, LLC (JHIMS), an affiliate of the Company, is the investment advisor to JHT. On October 1, 2002, JHUSA exchanged a 30% ownership interest in JHIMS for one common share of the Company. This transaction increased the Company’s ownership of JHIMS from 10% to 40%. On November 1, 2005, JHIMS amended its Limited Liability Company Agreement to admit a new member. This amendment decreased the Company’s ownership in JHIMS to 38%. The Company’s investment in JHIMS amounts to $800 and is accounted for using the equity method.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 1 - Summary of Significant Accounting Policies – (continued)

Investments

The Company classifies its fixed maturity securities as available-for-sale and records these securities at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in shareholder’s equity, net of policyholder related amounts and deferred taxes. Interest income is generally recognized on the accrual basis. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in net investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary, and such adjustments are reported as a component of net realized investment gains (losses).

Policy loans are reported at unpaid principal balances, which approximate fair value.

Short-term investments, which include investments with maturities when purchased greater than 90 days and less than one year, are reported at fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased.

Deferred Policy Acquisition Costs (“DAC”) and Deferred Sales Inducements (“DSI”)

Commissions and other expenses that vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. DAC associated with annuity contracts and group pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on estimated future gross profits for such unrealized gains (losses). The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC associated with traditional non-participating individual insurance contracts is amortized over the premium-paying period of the related policies. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, is immediately expensed. As of December 31, 2007 and 2006, the Company’s DAC was deemed recoverable.

The Company currently offers enhanced crediting rates or bonus payments to contract holders on certain of its individual annuity products (Deferred Sales Inducements or DSI). Those inducements that are incremental to amounts the Company credits on similar contracts without sales inducements and are higher than the contracts’ expected ongoing crediting rates for periods after the inducement are capitalized at inception. The capitalized amounts are then amortized over the life of the underlying contracts consistent with the methodology used to amortize DAC. DSI is reviewed annually to determine recoverability from future income, and if not recoverable, is immediately expensed. As of December 31, 2007 and 2006, the Company’s DSI was deemed recoverable.

Reinsurance

The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying Statements of Income reflect premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 1 - Summary of Significant Accounting Policies – (continued)

Separate Accounts

Separate account assets and liabilities reported in the Company’s Balance Sheets represent funds that are administered for investment contracts related to group pension business, as well as for variable annuity and variable life contracts, and invested by the Company to meet specific investment objectives of the contractholders. Net investment income and net realized investment gains (losses) generally accrue directly to such contractholders who bear the investment risk, subject, in some cases to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, surrenders, net investment income, net realized investment (losses) gains and the related liability changes of separate accounts are offset within the same line on the Statements of Income. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in the revenues of the Company.

Future Policy Benefits

For fixed and variable annuities, group pension contracts, variable life contracts and universal life contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values before surrender charges and additional reserves established on certain guarantees offered in certain variable annuity products. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders’ fund balances and after annuitization are equal to the present value of expected future payments. For traditional non-participating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses, and interest rate yields that are applicable in the year of issue. The assumptions include a provision for adverse deviation. Benefits for fixed and variable annuity, variable life contracts and for universal life contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances. Estimates of future policy benefit reserves, claim reserves and expenses are reviewed continually and adjusted as necessary; such adjustments are reflected in current earnings. Although considerable variability is inherent in such estimates, management believes that future policy benefit reserves and unpaid claims and claims expense reserves are adequate.

Revenue Recognition

Fee income from separate accounts, annuity contracts and group pension contracts consists of charges for mortality, expenses, surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional non-participating life insurance policies are recognized as revenue when due. Investment income is recorded on the accrual basis of accounting and is adjusted for any amortization of premiums or discounts, where applicable.

Federal Income Taxes

The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159)

In February 2007, the FASB issued SFAS 159. SFAS 159’s objective is to enable companies to mitigate earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 1 - Summary of Significant Accounting Policies – (continued)

SFAS 159 will be effective for the Company’s financial statements beginning January 1, 2008, and will then be prospectively applicable. The Company is currently evaluating the impact adoption of SFAS 159 will have on its financial position or results of operations.

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157)

In September 2006, the FASB issued SFAS 157. This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not discuss when to use fair value accounting. SFAS 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted trade prices in active markets and the lowest priority to market-unobservable data. It requires enhanced disclosure of fair value measurements including tabular disclosure by level of fair valued assets and liabilities within the hierarchy and tabular presentation of continuity within the period of those fair valued items valued using the lowest hierarchy level.

SFAS 157 will be effective for the Company beginning January 1, 2008 and will be prospectively applicable. The Company expects the adoption of SFAS 157 will have a material effect on its financial position and results of operations. The impact of adoption is currently being refined.

FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109 (FIN 48)

In June 2006, the FASB issued FIN 48. FIN 48 prescribes a recognition and measurement model for the impact of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either A) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, B) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both A and B. FIN 48 requires recording a cumulative effect of adoption in retained earnings as of beginning of year of adoption.

FIN 48 was effective for the Company’s financial statements beginning January 1, 2007. The Company had no cumulative effect of adoption to its January 1, 2007 retained earnings. Adoption of FIN 48 had no material impact on the Company’s financial position at December 31, 2007 and results of operations for the year ended December 31, 2007.

AICPA Statement of Position 05-1- “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (SOP 05-1)

In September 2005, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued SOP 05-1. SOP 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts.

An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged off to expense.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 1 - Summary of Significant Accounting Policies – (continued)

SOP 05-1 was effective for the Company’s internal replacements occurring on or after January 1, 2007. Retrospective adoption is not permitted. In connection with the Company’s adoption of SOP 05-1 as of January 1, 2007, there was no impact to the Company’s financial position or results of operations.

Note 2 - Related Party Transactions

The Company utilizes various services provided by MLI and its affiliates. Such services include legal, personnel, marketing, investment accounting, and other corporate services and are billed based on intercompany cost allocations. Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company’s Balance Sheets may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity. Pursuant to an administrative services agreement effective for 2001 and beyond, all inter-company services, except for investment services, are billed through JHUSA to the Company. Pursuant to an investment services agreement, all investment services are billed directly by MLI to the Company. For the years ended December 31, 2007, 2006, and 2005, the Company was billed administrative and investment service expenses of $44,939, $38,088, and $34,562, respectively, from the MLI group of affiliated companies. At December 31, 2007 and 2006, the Company had a net liability to the MLI group of affiliated companies of $21,920 and $6,230, respectively, for services provided.

John Hancock Distributors, LLC, a wholly owned subsidiary of JHUSA, is the exclusive distributor of all variable annuity, variable life, and group pension contracts issued by the Company. For the years ended December 31, 2007, 2006, and 2005, the Company was billed underwriting commissions of $128,845, $106,609, and $79,273, respectively. The Company had a net liability for services provided of $317 and $111 at December 31, 2007 and 2006, respectively.

The Company had a receivable from JHIMS relating to distributions of $10,585 and $9,332, which was included in accrued investment income at December 31, 2007 and 2006, respectively.

The Company participates in a liquidity pool of its parent, JHUSA, as set forth in the terms of the Liquidity Pool and Loan Facility Agreements, which became effective May 27, 2005. The Company had $21,795 and $25,184 invested in this pool at December 31, 2007 and 2006, respectively. The Company can improve the investment return on their excess cash through participation in this Liquidity Pool.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 3 — Investments

The following information summarizes the components of net investment income and net realized investment (losses) gains:

	For the years ended December 31,
	2007	2006	2005
Net investment income
Fixed maturities	$26,682	$20,004	$12,864
Short-term investments	4,605	2,398	1,317
Other invested assets	141,750	114,601	67,060

Gross investment income	173,037	137,003	81,241
Less investment expenses	677	809	385

Net investment income	$172,360	$136,194	$80,856

Net realized investment (losses) gains
Fixed maturities	$(1,639)	$(2,554)	$(206)
Short-term investments	1	—	(10)
Other invested assets	(4,111)	(103)	(47)

Net realized investment losses	$(5,749)	$(2,657)	$(263)

The Company’s investment in JHIMS is included in investment in unconsolidated affiliate. Income earned from the Company’s investment in JHIMS was $139,199, $112,874, and $65,793 for the years ended December 31, 2007, 2006, and 2005, respectively, and is included in net investment income. As of December 31, 2007 and 2006, total assets for JHIMS were $39,838 and $34,086, and total liabilities were $37,732 and $31,980. For the years ended December 31, 2007, 2006, and 2005, net income of JHIMS was $352,922, $283,029, and $164,500, respectively. The Company has a 38% equity ownership in JHIMS and is allocated approximately 39% of earnings pursuant to the Limited Liability Company Agreement.

Gross gains realized on the sale of available-for-sale securities were $443, $0, and $95 for the years ended December 31, 2007, 2006, and 2005, respectively. Gross losses realized on the sale of available-for-sale securities were $0, $1,131, and $301 for the years ended December 31, 2007, 2006 and 2005, respectively. During 2007, other-than-temporary impairments on fixed maturity securities of $2,082 (2006 - $1,562; 2005 - $0) were recognized in the Statements of Income.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 3 — Investments – (continued)

As of December 31, 2007 and 2006, all fixed maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized below for the years indicated:

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:
U.S. government	$289,163	$13,142	$—	$302,305
Foreign governments	8,596	7	(5)	8,598
Corporate securities	212,563	5,264	(45)	217,782

Total fixed maturities available-for-sale	$510,322	$18,413	$(50)	$528,685

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:
U.S. government	$185,608	$1,211	$(1,018)	$185,801
Foreign governments	10,160	—	(166)	9,994
Corporate securities	161,310	943	(406)	161,847

Total fixed maturities available-for-sale	$357,078	$2,154	$(1,590)	$357,642

Analysis of Unrealized Losses on Fixed Maturity Securities

The Company has a process in place to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers’ credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

At the end of each quarter, the Manulife Loan Review Committee reviews all securities where market value is less than eighty percent of amortized cost for six months or more to determine whether impairments need to be taken. This committee meets with the head of workouts, the head of each industry team, the head of portfolio management, and the Chief Credit Officer of Manulife. The analysis focuses on each investee company’s or project’s ability to service its debts in a timely fashion and the length of time the security has been trading below amortized cost. The results of this analysis are reviewed by the Credit Committee at Manulife. This committee includes Manulife’s Chief Financial Officer, Chief Investment Officer, Chief Risk Officer, Chief Credit Officer, and other senior management. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company’s ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value is charged to earnings.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 3 — Investments - (continued)

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other than temporary. The risks and uncertainties include (1) the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that fraudulent information could be provided to our investment professionals who determine the fair value estimates and other than temporary impairments, and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

As of December 31, 2007 and 2006, there were 5 and 53 fixed maturity securities with an aggregate gross unrealized loss of $50 and $1,590, of which the single largest unrealized loss was $20 and $76. The Company anticipates that these fixed maturity securities will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

Unrealized Losses on Fixed Maturity Securities

	As of December 31, 2007
	Less than 12 months		12 months or more		Total
Description of securities:	Carrying Value of Securities with Gross Unrealized Loss	Unrealized Losses	Carrying Value of Securities with Gross Unrealized Loss	Unrealized Losses	Carrying Value of Securities with Gross Unrealized Loss	Unrealized Losses
Corporate bonds	$—	$—	$7,134	$(45)	$7,134	$(45)
Debt securities issued by foreign governments	—	—	5,031	(5)	5,031	(5)

Total	$—	$—	$12,165	$(50)	$12,165	$(50)

	As of December 31, 2006
	Less than 12 months		12 months or more		Total
Description of securities:	Carrying Value of Securities with Gross Unrealized Loss	Unrealized Losses	Carrying Value of Securities with Gross Unrealized Loss	Unrealized Losses	Carrying Value of Securities with Gross Unrealized Loss	Unrealized Losses
US Treasury obligations and direct obligations of U.S. government agencies	$59,487	$(75)	$38,643	$(943)	$98,130	$(1,018)
Corporate bonds	57,170	(68)	52,468	(338)	109,638	(406)
Debt securities issued by foreign governments	—	—	9,994	(166)	9,994	(166)

Total	$116,657	$(143)	$101,105	$(1,447)	$217,762	$(1,590)

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 3 — Investments - (continued)

Unrealized losses can be created by rising interest rates or by rising credit concerns and hence widening credit spreads. Credit concerns are apt to play a larger role in the unrealized loss on below investment grade securities. Unrealized losses on investment grade securities principally relate to changes in interest rates or changes in credit spreads since the securities were acquired. Credit rating agencies’ statistics indicate that the investment grade securities have been found to be less likely to develop credit concerns. The Company did not have any below investment grade fixed maturity securities at December 31, 2007 and December 31, 2006.

The amortized cost and fair value of fixed maturities at December 31, 2007, by contractual maturity, are shown below:

	Amortized Cost	Fair Value
Available-for-Sale:
Due in one year or less	$125,183	$125,596
Due after one year through five years	190,798	196,082
Due after five years through ten years	120,171	126,452
Due after ten years	74,170	80,555

Total	$510,322	$528,685

Fixed-maturity securities with a fair value of $497 and $476 at December 31, 2007 and 2006, respectively, were on deposit with or in custody accounts on behalf of the Department to satisfy regulatory requirements.

There were no non-income producing available-for-sale securities for the years ended December 31, 2007 and 2006.

Equity Method Investments

Investments in other assets, which include unconsolidated joint ventures, partnerships, and limited liability corporations, accounted for using the equity method of accounting totaled $15,138 and $12,953 at December 31, 2007 and 2006, respectively.

Note 4—Income Taxes

The Company participates with its affiliates in a consolidated federal income tax return for the years ended December 31, 2007 and 2006. The Company filed a separate federal income tax return for the year ended December 31, 2005.

In accordance with the income tax-sharing agreements in effect for the applicable tax years, the Company’s income tax provision (or benefit) is computed as if the Company filed a separate federal income tax return. The tax charge to the Company will not be more than that which the Company would have paid on a separate return basis. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreement. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

The components of income taxes were as follows:

	For the Years Ended December 31,
	2007	2006	2005
Current federal taxes	$33,186	$37,581	$4,952
Deferred federal taxes	15,075	2,322	19,563

Total income taxes	$48,261	$39,903	$24,515

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 4—Income Taxes - (continued)

A reconciliation of income taxes computed by applying the 35% federal income tax rate to income before income taxes to income tax expense charged to operations follows:

	For the Years Ended December 31,
	2007	2006	2005
Tax at 35%	$57,047	$39,331	$26,975
Add (deduct):
Prior year taxes	(10,962)	(8)	(760)
Dividends received deduction	(11,031)	(1,909)	(1,707)
Unrecognized tax benefits	13,798	2,411	—
Other	(591)	78	7

Total income taxes	$48,261	$39,903	$24,515

Deferred income tax assets and liabilities result from tax affecting the differences between the financial statement values and tax values of assets and liabilities at each balance sheet date. The significant components of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
	2007	2006
Deferred tax assets:
Policy reserves adjustments	$61,472	$45,879
Other	6,244	3,208

Total deferred tax assets	67,716	49,087

Deferred tax liabilities:
Deferred acquisition costs	$(86,711)	$(63,194)
Unrealized gains on securities available-for-sale	(6,511)	(473)
Reinsurance	(47,919)	(33,173)
Other	—	—

Total deferred tax liabilities	(141,141)	(96,840)

Net deferred tax liabilities	$(73,425)	$(47,753)

The Company paid taxes of $32,462 in 2007 and $4,744 in 2005, and received a tax refund of $492 in 2006.

The Company files income tax returns in the U.S. federal jurisdiction and New York. With few exceptions the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before 1998. The Internal Revenue Service (IRS) completed its examinations for years 1998 through 2003 on December 31, 2005. The Company has filed protests with the IRS Appeals Division of various adjustments raised by the IRS in its examinations of these years. The IRS commenced an examination of the Company’s U.S. income tax returns for years 2004 through 2005 in the third quarter of 2007 that is anticipated to be completed by the end of 2009.

The Company adopted the provisions of FIN 48, on January 1, 2007. In connection with the adoption of FIN 48, the Company did not recognize an increase or decrease in its liability for unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2007 is as follows:

Amount of Unrecognized Tax Benefits as of December 31, 2007
Balance as of January 1, 2007	$7,322
Additions based on tax positions related to the current year	4,704
Additions for tax positions of prior years	4,182
Reductions for tax positions of prior years	—

Balance as of December 31, 2007	$16,208

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 4—Income Taxes - (continued)

Included in the balance as of December 31, 2007, are $16,208 of unrecognized benefits that, if recognized, would affect the Company’s effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense (part of other operating costs and expenses) and penalties in income tax expense. During the years ended December 31, 2007 and 2006, the Company recognized approximately $845 and $354 in interest expense, respectively. The Company had approximately $1,199 and $354 accrued for interest as of December 31, 2007 and December 31, 2006 respectively. The Company has not recognized any material amounts of penalties during the years ended December 31, 2007, 2006 and 2005.

Note 5 – Reinsurance

The effect of reinsurance on premiums written and earned was as follows:

	For the years ended December 31,
	2007		2006		2005
	Premiums		Premiums		Premiums
	Written	Earned	Written	Earned	Written	Earned
Direct	$34,919	$35,035	$18,448	$18,693	$8,967	$8,920
Assumed	—	—	—	—	—	—
Ceded	(29,659)	(29,659)	(18,529)	(18,529)	(8,618)	(8,618)

Net Premiums	$5,260	$5,376	$(81)	$164	$349	$302

At December 31, 2007, the Company had treaties with twenty-one re-insurers, nineteen non-affiliated and two affiliated. The per policy life risk retained by the Company is capped at a maximum of $100. In 2007, there were twenty-one recoveries under these agreements totaling a recovery of $14,008 on $17,180 of death claims. In 2006, there were eight recoveries under these agreements totaling a recovery of $2,204 on $3,911 of death claims. In 2005, there were three recoveries under these agreements totaling a recovery of $1,906 on $3,214 of death claims.

At December 31, 2007, the Company had deferred stop loss reinsurance agreements with one unaffiliated reinsurer to cover a portion of the risk associated with variable annuity minimum death benefit guarantee claims. The Company paid $993, $1,063, and $1,108 in reinsurance premiums for the years ended December 31, 2007, 2006, and 2005, respectively. The agreements have a term of fifteen years, at the end of which a settlement will be made. The Company has accounted for these agreements using the deposit method.

At December 31, 2007, the Company had reinsurance agreements with two unaffiliated reinsurers to cover a portion of the risk associated with variable annuity minimum income benefit guarantee claims. The Company paid $2,835, $2,963, and $2,720 in reinsurance premiums for the years ended December 31, 2007, 2006, and 2005, respectively.

Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 5 – Reinsurance - (continued)

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Note 6 - Pension Benefit Plans and Other Postretirement Benefit Plans

The Company participates in a non-contributory pension plan, which is sponsored by an affiliate, John Hancock Financial Services, Inc. These benefits are provided through both funded qualified (the Plan) and unfunded non-qualified defined benefit and qualified defined contribution pension plans. Through the non-qualified defined benefit plans, the Company provides supplemental pension benefits to employees with compensation and/or pension benefits in excess of the qualified plan limits under applicable law. The Company uses a December 31 measurement date. Pension benefits are provided to participants of the Plan after three years of vesting. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65. Various optional forms of payment are available including lump sum. Early retirement benefits are actuarially equivalent to the projected age 65 cash balance account, but are subsidized for participants who were age 45 with five or more years vesting service on July 1, 1998 and who terminate employment after attaining age 50 and completing 10 years of service. The costs associated with the Plan were charged to the Company and were not material for the years ended December 31, 2007, 2006 and 2005.

The Company participates in a defined contribution 401(k) savings plan sponsored by an affiliate, John Hancock Life Insurance Company. This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The costs associated with the Plan were charged to the Company and were not material for the years ended December 31, 2007, 2006 and 2005.

In addition to the retirement plans, the Company participates in a post-retirement benefit plan that is sponsored by JHUSA. This plan provides medical and life insurance covering its retired employees hired before January 1, 2005, who have attained age 50 and have 10 or more years of service with the Company. This welfare plan provides primary medical coverage for retirees and spouses under age 65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement with contributions not required for certain select retirees. It also provides the employee with a life insurance benefit of 100% of the basic coverage just prior to retirement up to a maximum of $2.5 million.

The welfare plan was amended effective January 1, 2007 whereby participants who had not reached a certain age and years of service with the Company were no longer eligible for such Company contributory benefits. Also the number of years of service required to be eligible for the benefit was increased to 15 years. The future retiree life insurance coverage amount was frozen as of December 31, 2006.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 7 – Commitments and Contingencies

Commitments. The Company leases office space under various operating lease agreements, which will expire in March of 2009. For the years ended December 31, 2007, 2006, and 2005 the Company incurred rent expense of $75, $94, and $181, respectively.

The minimum lease payments associated with the office space under the operating lease agreement are as follows:

Minimum Lease Payments
2008	$82
2009	21

Total	$103

Legal Proceedings. The Company is regularly involved in litigation both as a defendant and as a plaintiff. The litigation naming it as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, and as a taxpayer. In addition, the New York Insurance Department, the New York Attorney General, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and other government and regularity bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning compliance with, among other things, insurance laws, securities laws, and laws governing activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 8 - Shareholder’s Equity

Common Stock

The Company has one class of capital stock: common stock ($1 par value, 3,000,000 shares authorized and 2,000,001 shares issued and outstanding) at December 31, 2007 and 2006.

Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income for the years indicated are presented below:

	Net Unrealized Gains	Accumulated Other Comprehensive Income
Balance at January 1, 2005	$434	$434
Gross unrealized losses (net of deferred income tax benefit of $602)	(1,119)	(1,119)
Reclassification adjustment for losses realized in net income (net of income tax benefit of $72)	134	134
Adjustment to deferred policy acquisition costs (net of deferred income tax expense of $286)	531	531
Adjustment to deferred sales inducements (net of deferred income tax expense of $47)	89	89

Net unrealized losses	(365)	(365)

Balance at December 31, 2005	69	69

Gross unrealized gains (net of deferred income tax expense of $242)	451	451
Reclassification adjustment for losses realized in net income (net of income tax benefit of $396)	735	735
Adjustment to deferred policy acquisition costs (net of deferred income tax benefit of $106)	(198)	(198)
Adjustment to deferred sales inducements (net of deferred income tax benefit of $16)	(30)	(30)

Net unrealized gains	958	958

Balance at December 31, 2006	1,027	1,027

Gross unrealized gains (net of deferred income tax expense of $6,194)	11,503	11,503
Reclassification adjustment for gains realized in net income (net of income tax expense of $155)	(288)	(288)
Adjustment to deferred policy acquisition costs (net of deferred income tax benefit of $285)	(530)	(530)
Adjustment to deferred sales inducements (net of deferred income tax benefit of $42)	(78)	(78)

Net unrealized gains	10,607	10,607

Balance at December 31, 2007	$11,634	$11,634

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 8 - Shareholder’s Equity – (continued)

Net unrealized investment gains, included in the balance sheets as a component of shareholder’s equity, are summarized as follows:

	2007	2006	2005
Balance at end of year comprises:
Fixed maturities	$18,363	$564	$(296)
Short-term and other investments	241	786	(178)

Total	18,604	1,350	(474)

Amounts of unrealized investment losses (gains) attributable to:
Deferred acquisition costs	(614)	201	505
Deferred sales inducements	(91)	29	75
Deferred federal income taxes	(6,265)	(553)	(37)

Total	(6,970)	(323)	543

Net unrealized investment gains	$11,634	$1,027	$69

Statutory Results

The Company prepares it’s statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of New York. For the Company, the state of New York only recognizes statutory accounting practices prescribed or permitted by New York insurance regulations and laws. The National Association of Insurance Commissioners’ “Accounting Practices and Procedures” manual has been adopted as a component of prescribed or permitted practices by New York. The New York Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices, otherwise known as permitted practices.

At December 31, 2007, 2006, and 2005 there were no permitted practices.

The Company’s statutory net income for the year ended December 31, 2007 was $66,351 (unaudited). The Company’s statutory surplus as of December 31, 2007 was $223,048 (unaudited).

New York has enacted laws governing the payment of dividends by insurers. Under New York insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned funds without the prior approval of the New York Commissioner of Insurance. New York law also limits the dividends an insurer may pay in any twelve month period, without the prior permission of the State of New York Insurance Commissioner, to the greater of (i) 10% of its statutory policyholders’ surplus as of the preceding December 31 or (ii) the individual company’s statutory net gain from operations for the preceding calendar year, if such insurer is a life company.

Note 9 – Capital Maintenance Agreement

Pursuant to a capital maintenance agreement and subject to regulatory approval, MLI has agreed to maintain the Company’s statutory capital and surplus at a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 10 - Segment Information

The Company operates in the following three business segments: two segments primarily serve retail customers and the third segment is the Corporate Segment, The retail segments are the Protection Segment and the Wealth Management Segment.

The Company’s reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets and distribution channels.

Protection Segment. Offers a variety of individual life insurance, including whole life, term life, universal life and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, and direct marketing.

Wealth Management Segment. Offers variable annuities and group pension contracts. This segment distributes its products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

Corporate Segment. Includes corporate operations primarily related to certain financing activities and income on capital not specifically allocated to the reporting segments.

The accounting policies of the segments are the same as those described in Note 1 – Summary of Significant Accounting Policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

The following tables summarize selected financial information by segment for the periods indicated:

	Protection	Wealth Management	Corporate	Consolidated
Year ended December 31, 2007
Revenues:
Revenue from external customers	$61,435	$98,318	$(1)	$159,752
Net investment income	6,925	30,190	135,245	172,360
Net realized investment (losses) gains	(5,132)	180	(797)	(5,749)

Revenues	$63,228	$128,688	$134,447	$326,363

Net income:	$5,318	$16,335	$93,076	$114,729

Supplemental Information:
Equity in net income of investees accounted for by the equity method	$165	$21,582	$117,452	$139,199
Carrying value of investments accounted for by the equity method	—	—	800	800
Amortization of deferred policy acquisition costs and deferred sales inducements	14,838	23,422	—	38,260
Income taxes	2,776	5,826	39,659	48,261
Segment assets	$429,618	$6,859,426	$536,585	$7,825,629

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 10 - Segment Information - (continued)

	Protection	Wealth Management	Corporate	Consolidated
Year ended December 31, 2006
Revenues:
Revenue from external customers	$35,299	$75,583	$—	$110,882
Net investment income	4,497	25,611	106,086	136,194
Net realized investment losses	(1,677)	(190)	(790)	(2,657)

Revenues	$38,119	$101,004	$105,296	$244,419

Net (loss) income:	$(2,510)	$6,724	$68,259	$72,473

Supplemental Information:
Equity in net income of investees accounted for by the equity method	$98	$17,034	$95,742	$112,874
Carrying value of investments accounted for by the equity method	—	—	800	800
Amortization of deferred policy acquisition costs and deferred sales inducements	24,353	37,487	—	61,840
Income taxes (benefit)	(964)	3,502	37,365	39,903
Segment assets	$261,106	$5,785,263	$363,727	$6,410,096

	Protection	Wealth Management	Corporate	Consolidated
Year ended December 31, 2005
Revenues:
Revenue from external customers	$17,448	$56,494	$7	$73,949
Net investment income	2,192	17,867	60,797	80,856
Net realized investment (losses) gains	(329)	75	(9)	(263)

Revenues	$19,311	$74,436	$60,795	$154,542

Net (loss) income:	$(431)	$15,397	$37,589	$52,555

Supplemental Information:
Equity in net income of investees accounted for by the equity method	$70	$11,629	$54,094	$65,793
Carrying value of investments accounted for by the equity method	—	—	800	800
Amortization of deferred policy acquisition costs and deferred sales inducements	9,367	19,972	—	29,339
Income taxes (benefit)	(619)	4,506	20,628	24,515

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 11 - Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company’s financial instruments. The aggregate fair value amounts presented below do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company’s business or financial condition based on the fair value information presented below.

For fixed maturity securities fair values were based on quoted market prices where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services.

The carrying values for policy loans, short-term investments and cash and cash equivalents approximates their respective fair values.

The fair value for insurance investment contracts, which do not subject the Company to significant mortality or morbidity risks, were estimated using cash flows discounted at market rates.
The following table presents the carrying amounts and fair values of the Company’s financial instruments:

	December 31,
	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Fixed maturities	$528,685	$528,685	$357,642	$357,642
Policy loans	35,092	35,092	28,345	28,345
Short-term investments	194,215	194,215	153,598	153,598
Cash and cash equivalents	33,093	33,093	25,448	25,448
Liabilities:
Fixed rate deferred and immediate annuities	$286,871	$279,582	$285,563	$277,992

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 12 - Certain Separate Accounts

The Company issues variable annuity and variable life contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees, which are discussed more fully below.

During 2007 and 2006, there were no gains or losses on transfers of assets from the general account to the separate account. The assets supporting the variable portion of both traditional variable annuities and variable annuities with guarantees are carried at fair value and reported on the Balance Sheets as summary total separate account assets with an equivalent summary total reported for liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in benefits to policyholders in the Statements of Income.

Many of the variable annuity contracts issued by the Company offer various guaranteed minimum death, income, and/or withdrawal benefits. Guaranteed Minimum Death Benefit (GMDB) features guarantee the contract holder either (a) a return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary. Contracts issued after December 31, 2002 have a proportional reduction in the amount guaranteed for partial withdrawal instead of a dollar-for-dollar reduction. As of December 31, 2007, 49% of the inforce contract values have reduction of benefit on a dollar-for-dollar basis, and 51% on a proportional basis.

The Company sold contracts with Guaranteed Minimum Income Benefit (GMIB) riders from 2001 to 2004. The GMIB rider provides a guaranteed lifetime annuity which may be elected by the contractholder after a stipulated waiting period (10 years), and which may be larger than what the contract account balance could purchase at then-current annuity purchase rates.

In 2004, the Company introduced a Guaranteed Minimum Withdrawal Benefit (GMWB) rider, and has since offered multiple variations of this optional benefit. The GMWB rider provides contractholders a guaranteed annual withdrawal amount over a specified time period or in some cases for as long as they live. In general, guaranteed annual withdrawal amounts are based on deposits and may be reduced if withdrawals exceed allowed amounts. Guaranteed amounts may also be increased as a result of “step-up” provisions which increase the benefit base to higher account values at specified intervals. Guaranteed amounts may also be increased if withdrawals are deferred over a specified period. In addition, certain versions of the GMWB rider extend lifetime guarantees to spouses.

Reinsurance has been utilized to mitigate risk related to GMDB and GMIB.

The Company’s variable annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed on the following page are not mutually exclusive. For guarantees of amounts in the event of death, the net amount at risk is defined as the GMDB in excess of the account balance at the balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For guarantees of partial withdrawal amounts, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level. The table below shows the net amount at risk net of reinsurance.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 12 - Certain Separate Accounts – (continued)

As of December 31, 2007 and 2006, the Company had the following variable annuity contracts with guarantees:

	December 31, 2007	December 31, 2006
	(in millions)
Guaranteed minimum death benefit

Return of net deposits
In the event of death
Account value	$1,258.5	$770.8
Net amount at risk – net of reinsurance	2.5	0.1
Average attained age of contractholders	58	58

Highest specified anniversary account value minus withdrawals post anniversary
In the event of death
Account value	$3,348.3	$3,215.2
Net amount at risk – net of reinsurance	39.6	28.7
Average attained age of contractholders	57	57

Guaranteed minimum income benefit
Account value	$675.5	$767.9
Net amount at risk – net of reinsurance	—	—
Average attained age of contractholders	52	51

Guaranteed minimum withdrawal benefit
Account value	$2,514.3	$1,740.1
Net amount at risk	8.8	0.1
Average attained age of contractholders	54	54

Account balances of variable contracts with guarantees invest in variable separate accounts with the following characteristics:

Asset Class	December 31, 2007	December 31, 2006
	(in millions)
Domestic Equity	$1,207.4	$1,216.5
International Equity	254.0	206.8
Balanced	2,442.6	1,881.0
Bonds	409.3	397.6
Money Market	80.8	61.4

Total	$4,394.1	$3,763.3

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 12 - Certain Separate Accounts – (continued)

The reserve roll forwards for the separate accounts as of December 31, 2007 and 2006 are as follows:

	Guaranteed Minimum Death Benefit (GMDB)	Guaranteed Minimum Income Benefit (GMIB)	Guaranteed Minimum Withdrawal Benefit (GMWB)	Totals
	(in millions)
Balance at January 1, 2007	$9.7	$2.3	$6.4	$18.4
Incurred guarantee benefits	(2.7)	—	—	(2.7)
Other reserve changes	4.3	1.6	41.8	47.7

Balance at December 31, 2007	11.3	3.9	48.2	63.4
Reinsurance recoverable	(0.3)	(20.0)	—	(20.3)

Net Balance at December 31, 2007	$11.0	$(16.1)	$48.2	$43.1

Balance at January 1, 2006	$7.8	$1.9	$(1.5)	$8.2
Incurred guarantee benefits	(2.7)	—	—	(2.7)
Other reserve changes	4.6	0.4	7.9	12.9

Balance at December 31, 2006	9.7	2.3	6.4	18.4
Reinsurance recoverable	(0.2)	(5.5)	—	(5.7)

Net Balance at December 31, 2006	$9.5	$(3.2)	$6.4	$12.7

The gross reserves and ceded reserves for GMDB and the gross reserve for GMIB are determined using SOP 03-1 – Accounting and Reporting by Insurance for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), whereas the asset for GMIB reinsurance and gross reserve for GMWB were determined in accordance with SFAS 133 – Accounting for Derivative Instruments and Hedging Activities (SFAS 133). The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the above amounts at December 31, 2007 and 2006:

•	Data used included 1,000 stochastically generated investment performance scenarios. For SFAS 133 calculations, risk neutral scenarios have been used.

•	Mean return and volatility assumptions have been determined for each of the asset classes noted above. Market consistent observed volatilities are used where available for SFAS 133 calculations.

•	Annuity mortality was based on 1994 MGDB table multiplied by factors varied by rider types (living benefit/GMDB only) and qualified/non-qualified business.

•	Annuity base lapse rates vary by contract type and duration and range from 1 percent to 42 percent (2006 – 1 percent to 45 percent).

•	Partial withdrawal rates for GMWB are 4.6% (2006 – 5.0%) per year.

•	The discount rate is 7.0% (inforce issued before 2004) or 6.4% (inforce issued after 2003) in the SOP 03-1 calculations and 4.72% (2006 – 5.24%) for SFAS 133 calculations.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

Note 13 – Deferred Policy Acquisition Costs and Deferred Sales Inducements

The components of the change in Deferred Policy Acquisition Costs were as follows:

For the years ended December 31,	2007	2006
Balance, January 1	$299,620	$248,817
Capitalization	130,139	108,097
Amortization	(34,784)	(56,990)
Effect of net unrealized losses on available-for-sale securities	(815)	(304)

Balance, December 31	$394,160	$299,620

The components of the change in Deferred Sales Inducements were as follows:
For the years ended December 31,	2007	2006
Balance, January 1	$31,645	$30,065
Capitalization	9,046	6,476
Amortization	(3,476)	(4,850)
Effect of net unrealized losses on available-for-sale securities	(121)	(46)

Balance, December 31	$37,094	$31,645

John Hancock Life Insurance Company of New York Separate Account B

Audited Financial Statements

Year ended December 31, 2007 with Report of Independent Registered Public Accounting Firm

John Hancock Life Insurance Company of New York Separate Account B

Audited Financial Statements

Year ended December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Contract Owners of

John Hancock Life Insurance Company of New York Separate Account B

We have audited the accompanying statements of assets and contract owners’ equity of John Hancock Life Insurance Company of New York Separate Account B (the “Account”) comprised of the following sub-accounts:

500 Index Trust B Series 0	Financial Services Trust Series 1
500 Index Trust Series 1	Fundamental Value Trust Series 0
Active Bond Trust Series 0	Fundamental Value Trust Series 1
Active Bond Trust Series 1	Global Allocation Trust Series 0
All Cap Core Trust Series 0	Global Allocation Trust Series 1
All Cap Core Trust Series 1	Global Bond Trust Series 0
All Cap Growth Trust Series 0	Global Bond Trust Series 1
All Cap Growth Trust Series 1	Global Trust Series 0
All Cap Value Trust Series 0	Global Trust Series 1
All Cap Value Trust Series 1	Growth & Income Trust Series 0
American Blue Chip Income and Growth Trust Series 1	Health Sciences Trust Series 0
American Bond Trust Series 1	Health Sciences Trust Series 1
American Growth Trust Series 1	High Yield Trust Series 0
American Growth-Income Trust Series 1	High Yield Trust Series 1
American International Trust Series 1	Income & Value Trust Series 0
Blue Chip Growth Trust Series 0	Income & Value Trust Series 1
Blue Chip Growth Trust Series 1	International Core Trust Series 0
Capital Appreciation Trust Series 0	International Core Trust Series 1
Capital Appreciation Trust Series 1	International Equity Index Trust A Series 1
Classic Value Trust Series 0	International Equity Index Trust B Series 0
Classic Value Trust Series 1	International Opportunities Trust Series 0
Core Bond Trust Series 0	International Opportunities Trust Series 1
Core Bond Trust Series 1	International Small Cap Trust Series 0
Core Equity Trust Series 0	International Small Cap Trust Series 1
Dynamic Growth Trust Series 0	International Value Trust Series 0
Dynamic Growth Trust Series 1	International Value Trust Series 1
Emerging Growth Trust Series 0	Investment Quality Bond Trust Series 0
Emerging Growth Trust Series 1	Investment Quality Bond Trust Series 1
Emerging Markets Value Trust Series 0	Large Cap Trust Series 0
Emerging Small Company Trust Series 0	Large Cap Trust Series 1
Emerging Small Company Trust Series 1	Large Cap Value Trust Series 0
Equity-Income Trust Series 0	Large Cap Value Trust Series 1
Equity-Income Trust Series 1	Lifestyle Aggressive Trust Series 0
Financial Services Trust Series 0	Lifestyle Aggressive Trust Series 1

Lifestyle Balanced Trust Series 0	Small Cap Index Trust Series 1
Lifestyle Balanced Trust Series 1	Small Cap Opportunities Trust Series 0
Lifestyle Conservative Trust Series 0	Small Cap Opportunities Trust Series 1
Lifestyle Conservative Trust Series 1	Small Cap Trust Series 0
Lifestyle Growth Trust Series 0	Small Cap Trust Series 1
Lifestyle Growth Trust Series 1	Small Cap Value Trust Series 0
Lifestyle Moderate Trust Series 0	Small Cap Value Trust Series 1
Lifestyle Moderate Trust Series 1	Small Company Trust Series 1
Managed Trust Series 0	Small Company Value Trust Series 0
Mid Cap Index Trust Series 0	Small Company Value Trust Series 1
Mid Cap Index Trust Series 1	Special Value Trust Series 0
Mid Cap Intersection Trust Series 0	Special Value Trust Series 1
Mid Cap Stock Trust Series 0	Strategic Bond Trust Series 0
Mid Cap Stock Trust Series 1	Strategic Bond Trust Series 1
Mid Cap Value Trust Series 0	Strategic Income Trust Series 0
Mid Cap Value Trust Series 1	Strategic Income Trust Series 1
Mid Value Trust Series 0	Strategic Opportunities Trust Series 1
Money Market Trust B Series 0	Total Bond Market Trust B Series 0
Money Market Trust Series 1	Total Return Trust Series 0
Natural Resources Trust Series 0	Total Return Trust Series 1
Natural Resources Trust Series 1	Total Stock Market Index Trust Series 0
Overseas Equity Trust Series 0	Total Stock Market Index Trust Series 1
Pacific Rim Trust Series 0	U.S. Core Trust Series 0
Pacific Rim Trust Series 1	U.S. Core Trust Series 1
Quantitative All Cap Trust Series 0	U.S. Global Leaders Growth Trust Series 0
Quantitative All Cap Trust Series 1	U.S. Global Leaders Growth Trust Series 1
Quantitative Mid Cap Trust Series 0	U.S. Government Securities Trust Series 0
Quantitative Mid Cap Trust Series 1	U.S. Government Securities Trust Series 1
Quantitative Value Trust Series 0	U.S. High Yield Bond Trust Series 0
Real Estate Securities Trust Series 0	U.S. High Yield Bond Trust Series 1
Real Estate Securities Trust Series 1	U.S. Large Cap Trust Series 0
Real Return Bond Trust Series 0	U.S. Large Cap Trust Series 1
Real Return Bond Trust Series 1	Utilities Trust Series 0
Science & Technology Trust Series 0	Utilities Trust Series 1
Science & Technology Trust Series 1	Value Trust Series 0
Short-Term Bond Trust Series 0	Value Trust Series 1
Small Cap Growth Trust Series 0	All Asset Portfolio Series 1
Small Cap Index Trust Series 0	CSI Equity Trust

as of December 31, 2007, and the related statements of operations and changes in contract owners’ equity for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts of John Hancock Life Insurance Company of New York Separate Account B at December 31, 2007, and the results of their operations and the changes in their contract owners’ equity for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

Toronto, Canada	Chartered Accountants
April 15, 2008	Licensed Public Accountants

John Hancock Life Insurance Company of New York Separate Account B

Statements of Assets and Contract Owners’ Equity

December 31, 2007

Assets
Investments at fair value:
Sub-accounts invested in John Hancock Trust portfolios:
500 Index Trust B Series 0 - 22,475 shares (cost $400,923)	$416,002
500 Index Trust Series 1 - 68,270 shares (cost $761,729)	862,934
Active Bond Trust Series 0 - 170 shares (cost $1,652)	1,597
Active Bond Trust Series 1 - 39,140 shares (cost $376,786)	367,917
All Cap Core Trust Series 0 - 836 shares (cost $17,221)	16,581
All Cap Core Trust Series 1 - 19,282 shares (cost $374,528)	382,354
All Cap Growth Trust Series 0 - 39 shares (cost $781)	788
All Cap Growth Trust Series 1 - 4,246 shares (cost $71,182)	84,784
All Cap Value Trust Series 0 - 5,381 shares (cost $61,588)	43,799
All Cap Value Trust Series 1 - 20,542 shares (cost $202,614)	167,627
American Blue Chip Income and Growth Trust Series 1 - 8,153 shares (cost $135,761)	121,308
American Bond Trust Series 1 - 2,702 shares (cost $35,723)	35,476
American Growth Trust Series 1 - 26,631 shares (cost $578,065)	576,558
American Growth-Income Trust Series 1 - 65,233 shares (cost $1,218,748)	1,274,002
American International Trust Series 1 - 22,766 shares (cost $563,464)	608,090
Blue Chip Growth Trust Series 0 - 5,347 shares (cost $108,694)	115,809
Blue Chip Growth Trust Series 1 - 36,232 shares (cost $606,511)	786,228
Capital Appreciation Trust Series 0 - 522 shares (cost $4,991)	5,252
Capital Appreciation Trust Series 1 - 25,135 shares (cost $225,586)	252,611
Classic Value Trust Series 0 - 3,730 shares (cost $57,682)	45,655
Classic Value Trust Series 1 - 248 shares (cost $3,887)	3,039
Core Bond Trust Series 0 - 109 shares (cost $1,399)	1,367
Core Bond Trust Series 1 - 1,439 shares (cost $17,927)	18,077
Core Equity Trust Series 0 - 77 shares (cost $1,127)	1,026
Dynamic Growth Trust Series 0 - 1 shares (cost $6)	6
Dynamic Growth Trust Series 1 - 6,966 shares (cost $34,497)	45,975
Emerging Growth Trust Series 0 - 17,290 shares (cost $203,571)	166,677
Emerging Growth Trust Series 1 - 3,444 shares (cost $44,430)	33,135
Emerging Markets Value Trust Series 0 - 18 shares (cost $261)	262
Emerging Small Company Trust Series 0 - 436 shares (cost $11,307)	10,696
Emerging Small Company Trust Series 1 - 1,589 shares (cost $44,350)	38,922
Equity-Income Trust Series 0 - 25,264 shares (cost $466,269)	415,087
Equity-Income Trust Series 1 - 39,026 shares (cost $663,583)	642,765
Financial Services Trust Series 0 - 4,878 shares (cost $88,063)	70,882
Financial Services Trust Series 1 - 9,123 shares (cost $129,601)	132,656
Fundamental Value Trust Series 0 - 11,313 shares (cost $191,434)	186,091
Fundamental Value Trust Series 1 - 27,925 shares (cost $434,728)	460,770
Global Allocation Trust Series 0 - 1,165 shares (cost $14,528)	13,022
Global Allocation Trust Series 1 - 7,416 shares (cost $87,080)	83,210
Global Bond Trust Series 0 - 11,821 shares (cost $176,346)	179,201
Global Bond Trust Series 1 - 22,892 shares (cost $337,104)	347,952
Global Trust Series 0 - 3,223 shares (cost $61,115)	57,695
Global Trust Series 1 - 10,981 shares (cost $175,190)	196,783
Growth & Income Trust Series 0 - 4,768 shares (cost $64,686)	60,416
Health Sciences Trust Series 0 - 3,165 shares (cost $49,573)	47,855

John Hancock Life Insurance Company of New York Separate Account B

Statements of Assets and Contract Owners’ Equity

December 31, 2007

Assets (continued)
Investments at fair value:
Sub-accounts invested in John Hancock Trust portfolios:
Health Sciences Trust Series 1 - 16,868 shares (cost $240,630)	$254,704
High Yield Trust Series 0 - 23,059 shares (cost $240,749)	218,136
High Yield Trust Series 1 - 16,520 shares (cost $165,597)	156,937
Income & Value Trust Series 0 - 2,140 shares (cost $27,151)	23,243
Income & Value Trust Series 1 - 19,782 shares (cost $212,533)	214,829
International Core Trust Series 0 - 9,481 shares (cost $148,262)	136,150
International Core Trust Series 1 - 7,546 shares (cost $98,191)	108,588
International Equity Index Trust A Series 1 - 5,104 shares (cost $102,910)	114,279
International Equity Index Trust B Series 0 - 7,117 shares (cost $150,492)	149,880
International Opportunities Trust Series 0 - 12,668 shares (cost $227,194)	223,721
International Opportunities Trust Series 1 - 10,393 shares (cost $188,365)	183,534
International Small Cap Trust Series 0 - 4,912 shares (cost $110,506)	91,997
International Small Cap Trust Series 1 - 5,453 shares (cost $112,983)	102,457
International Value Trust Series 0 - 5,680 shares (cost $104,051)	96,901
International Value Trust Series 1 - 25,585 shares (cost $422,631)	438,521
Investment Quality Bond Trust Series 0 - 1,178 shares (cost $13,400)	13,287
Investment Quality Bond Trust Series 1 - 38,728 shares (cost $460,754)	437,622
Large Cap Trust Series 0 - 93 shares (cost $1,460)	1,339
Large Cap Trust Series 1 - 13,790 shares (cost $218,798)	199,133
Large Cap Value Trust Series 0 - 18,217 shares (cost $426,637)	407,689
Large Cap Value Trust Series 1 - 8,845 shares (cost $197,165)	197,865
Lifestyle Aggressive Trust Series 0 - 137,856 shares (cost $1,550,917)	1,492,978
Lifestyle Aggressive Trust Series 1 - 19,501 shares (cost $212,577)	210,999
Lifestyle Balanced Trust Series 0 - 374,470 shares (cost $5,208,866)	5,107,767
Lifestyle Balanced Trust Series 1 - 339,370 shares (cost $4,331,005)	4,618,822
Lifestyle Conservative Trust Series 0 - 5,747 shares (cost $77,124)	74,882
Lifestyle Conservative Trust Series 1 - 30,963 shares (cost $408,008)	403,143
Lifestyle Growth Trust Series 0 - 524,464 shares (cost $7,378,891)	7,227,113
Lifestyle Growth Trust Series 1 - 132,512 shares (cost $1,788,402)	1,824,691
Lifestyle Moderate Trust Series 0 - 42,497 shares (cost $569,472)	552,888
Lifestyle Moderate Trust Series 1 - 54,135 shares (cost $711,123)	703,757
Managed Trust Series 0 - 4,180 shares (cost $55,866)	53,001
Mid Cap Index Trust Series 0 - 26,359 shares (cost $499,283)	458,910
Mid Cap Index Trust Series 1 - 7,980 shares (cost $136,274)	138,936
Mid Cap Intersection Trust Series 0 - 95 shares (cost $1,110)	1,112
Mid Cap Stock Trust Series 0 - 22,272 shares (cost $376,984)	357,025
Mid Cap Stock Trust Series 1 - 20,643 shares (cost $297,148)	329,876
Mid Cap Value Trust Series 0 - 7,916 shares (cost $128,893)	101,410
Mid Cap Value Trust Series 1 - 24,072 shares (cost $384,859)	308,843
Mid Value Trust Series 0 - 22,024 shares (cost $292,015)	234,778
Money Market Trust B Series 0 - 2,675,752 shares (cost $2,675,752)	2,675,752
Money Market Trust Series 1 - 152,577 shares (cost $1,525,766)	1,525,766
Natural Resources Trust Series 0 - 9,258 shares (cost $296,901)	265,055
Natural Resources Trust Series 1 - 8,940 shares (cost $278,959)	257,560
Overseas Equity Trust Series 0 - 4,327 shares (cost $64,219)	60,183

John Hancock Life Insurance Company of New York Separate Account B

Statements of Assets and Contract Owners’ Equity

December 31, 2007

Assets (continued)
Investments at fair value:
Sub-accounts invested in John Hancock Trust portfolios:
Pacific Rim Trust Series 0 - 4,773 shares (cost $60,097)	$50,215
Pacific Rim Trust Series 1 - 21,313 shares (cost $240,518)	222,935
Quantitative All Cap Trust Series 0 - 643 shares (cost $11,368)	9,907
Quantitative All Cap Trust Series 1 - 3,128 shares (cost $53,877)	48,008
Quantitative Mid Cap Trust Series 0 - 348 shares (cost $3,793)	2,996
Quantitative Mid Cap Trust Series 1 - 14,366 shares (cost $167,101)	123,113
Quantitative Value Trust Series 0 - 652 shares (cost $9,837)	8,331
Real Estate Securities Trust Series 0 - 31,233 shares (cost $635,161)	385,417
Real Estate Securities Trust Series 1 - 30,765 shares (cost $580,304)	381,484
Real Return Bond Trust Series 0 - 11,177 shares (cost $146,883)	149,991
Real Return Bond Trust Series 1 - 817 shares (cost $10,783)	11,060
Science & Technology Trust Series 0 - 12,280 shares (cost $157,848)	182,724
Science & Technology Trust Series 1 - 27,082 shares (cost $320,441)	402,166
Short-Term Bond Trust Series 0 - 1,851 shares (cost $18,655)	17,469
Small Cap Growth Trust Series 0 - 163 shares (cost $1,752)	1,681
Small Cap Index Trust Series 0 - 20,924 shares (cost $352,134)	297,118
Small Cap Index Trust Series 1 - 10,605 shares (cost $153,935)	150,486
Small Cap Opportunities Trust Series 0 - 6,588 shares (cost $157,525)	135,255
Small Cap Opportunities Trust Series 1 - 5,098 shares (cost $109,999)	105,271
Small Cap Trust Series 0 - 692 shares (cost $9,571)	8,043
Small Cap Trust Series 1 - 749 shares (cost $10,241)	8,695
Small Cap Value Trust Series 0 - 2,565 shares (cost $47,962)	41,475
Small Cap Value Trust Series 1 - 1,081 shares (cost $19,497)	17,514
Small Company Trust Series 1 - 1,463 shares (cost $22,337)	16,494
Small Company Value Trust Series 0 - 4,683 shares (cost $100,257)	85,287
Small Company Value Trust Series 1 - 25,577 shares (cost $518,446)	466,520
Special Value Trust Series 0	—
Special Value Trust Series 1	—
Strategic Bond Trust Series 0 - 355 shares (cost $4,088)	3,867
Strategic Bond Trust Series 1 - 27,691 shares (cost $323,715)	302,113
Strategic Income Trust Series 0 - 835 shares (cost $11,512)	11,451
Strategic Income Trust Series 1 - 2,880 shares (cost $38,523)	39,540
Strategic Opportunities Trust Series 1	—
Total Bond Market Trust B Series 0 - 1,539 shares (cost $15,367)	15,131
Total Return Trust Series 0 - 17,402 shares (cost $242,709)	241,537
Total Return Trust Series 1 - 36,214 shares (cost $499,546)	503,738
Total Stock Market Index Trust Series 0 - 2,620 shares (cost $36,645)	34,014
Total Stock Market Index Trust Series 1 - 8,732 shares (cost $99,332)	113,343
U.S. Core Trust Series 0 - 15 shares (cost $334)	301
U.S. Core Trust Series 1 - 29,585 shares (cost $592,747)	574,252
U.S. Global Leaders Growth Trust Series 0 - 155 shares (cost $2,071)	2,088
U.S. Global Leaders Growth Trust Series 1 - 2,157 shares (cost $26,413)	29,011
U.S. Government Securities Trust Series 0 - 8,645 shares (cost $113,929)	110,571
U.S. Government Securities Trust Series 1 - 46,814 shares (cost $629,035)	600,629
U.S. High Yield Bond Trust Series 0 - 8,616 shares (cost $111,355)	107,782

John Hancock Life Insurance Company of New York Separate Account B

Statements of Assets and Contract Owners’ Equity

December 31, 2007

Assets (continued)
Investments at fair value:
Sub-accounts invested in John Hancock Trust portfolios:
U.S. High Yield Bond Trust Series 1 - 1,429 shares (cost $18,523)	$17,853
U.S. Large Cap Trust Series 0 - 27,988 shares (cost $468,572)	446,691
U.S. Large Cap Trust Series 1 - 21,738 shares (cost $307,456)	347,587
Utilities Trust Series 0 - 18,622 shares (cost $282,675)	266,665
Utilities Trust Series 1 - 8,570 shares (cost $115,948)	122,895
Value Trust Series 0 - 660 shares (cost $13,514)	11,452
Value Trust Series 1 - 21,836 shares (cost $416,716)	379,076
Sub-accounts invested in Outside Trust Portfolios:
All Asset Portfolio Series 1 - 2,027 shares (cost $24,024)	$23,822
CSI Equity Trust - 1,734 shares (cost $29,662)	27,204

Total Assets	$49,797,266

Contract Owners’ Equity

Variable universal life insurance contracts	$49,797,266

See accompanying notes.

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

	Sub-Account
	500 Index Trust B Series 0		500 Index Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$11,048	$224	$19,614	$6,374

Net investment income (loss)	11,048	224	19,614	6,374

Realized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Net realized gain (loss)	1,606	411	58,444	45,832

Realized gains (losses)	1,606	411	58,444	45,832
Unrealized appreciation (depreciation) during the period	1,038	12,729	(36,203)	58,010

Net increase (decrease) in assets from operations	13,692	13,364	41,855	110,216

Changes from principal transactions:
Transfer of net premiums	86,308	5,596	152,898	262,645
Transfer on terminations	(27,536)	(3,573)	(149,212)	(158,373)
Transfer on policy loans	—	—	(27)	(2,070)
Net interfund transfers	158,089	151,275	(100,607)	1,480

Net increase (decrease) in assets from principal transactions	216,861	153,298	(96,948)	103,682

Total increase (decrease) in assets	230,553	166,662	(55,093)	213,898
Assets, beginning of period	185,449	18,787	918,027	704,129

Assets, end of period	$416,002	$185,449	$862,934	$918,027

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Active Bond Trust Series 0		Active Bond Trust Series 1		All Asset Portfolio Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)

$79	—	$32,169	$9,041	$1,615	$921

79	—	32,169	9,041	1,615	921

—	—	—	—	—	49
10	1	644	335	1	(9)

10	1	644	335	1	40
(58)	3	(18,281)	5,657	53	(256)

31	4	14,532	15,033	1,669	705

1,601	230	36,769	47,338	3,400	20,400
(865)	(102)	(16,477)	(17,927)	(608)	(1,744)
—	—	(12)	(1,304)	—	—
675	23	(17,672)	(10,004)	—	—

1,411	151	2,608	18,103	2,792	18,656

1,442	155	17,140	33,136	4,461	19,361
155	—	350,777	317,641	19,361	—

$1,597	$155	$367,917	$350,777	$23,822	$19,361

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	All Cap Core Trust Series 0	All Cap Core Trust Series 1
	Year Ended Dec. 31/07 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$136	$5,772	$849

Net investment income (loss)	136	5,772	849

Realized gains (losses) on investments:
Capital gain distributions	—	—	—
Net realized gain (loss)	18	28,874	15,683

Realized gains (losses)	18	28,874	15,683
Unrealized appreciation (depreciation) during the period	(640)	(30,747)	2,370

Net increase (decrease) in assets from operations	(486)	3,899	18,902

Changes from principal transactions:
Transfer of net premiums	12,528	40,646	10,575
Transfer on terminations	(1,707)	(27,004)	(27,170)
Transfer on policy loans	—	(25)	(253)
Net interfund transfers	6,246	231,189	(15,347)

Net increase (decrease) in assets from principal transactions	17,067	244,806	(32,195)

Total increase (decrease) in assets	16,581	248,705	(13,293)
Assets, beginning of period	—	133,649	146,942

Assets, end of period	$16,581	$382,354	$133,649

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
All Cap Growth Trust Series 0		All Cap Growth Trust Series 1		All Cap Value Trust Series 0
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)

$1	—	$52	—	$568	—

1	—	52	—	568	—

—	—	—	—	16,908	—
12	3	11,768	2,251	(16)	2

12	3	11,768	2,251	16,892	2
3	4	(318)	2,478	(17,889)	100

16	7	11,502	4,729	(429)	102

867	182	16,755	16,873	8,211	—

(360)	(107)	(36,987)	(6,748)	(4,342)	(186)
—	—	—	—	—	—
149	34	1	4,993	30,406	10,037

656	109	(20,231)	15,118	34,275	9,851

672	116	(8,729)	19,847	33,846	9,953
116	—	93,513	73,666	9,953	—

$788	$116	$84,784	$93,513	$43,799	$9,953

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	All Cap Value Trust Series 1		American Blue Chip Income and Growth Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$2,951	$1,336	$2,580	$88

Net investment income (loss)	2,951	1,336	2,580	88

Realized gains (losses) on investments:
Capital gain distributions	70,494	29,785	17,613	270
Net realized gain (loss)	1,158	1,169	603	277

Realized gains (losses)	71,652	30,954	18,216	547
Unrealized appreciation (depreciation) during the period	(61,663)	(14,100)	(20,629)	5,749

Net increase (decrease) in assets from operations	12,940	18,190	167	6,384

Changes from principal transactions:
Transfer of net premiums	7,190	7,666	61,363	13,823
Transfer on terminations	(5,167)	(4,942)	(17,351)	(3,404)
Transfer on policy loans	—	—	—	—
Net interfund transfers	7	(47)	11,843	33,497

Net increase (decrease) in assets from principal transactions	2,030	2,677	55,855	43,916

Total increase (decrease) in assets	14,970	20,867	56,022	50,300
Assets, beginning of period	152,657	131,790	65,286	14,986

Assets, end of period	$167,627	$152,657	$121,308	$65,286

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
American Bond Trust Series 1		American Growth Trust Series 1		American Growth-Income Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$917	—	$5,575	$529	$38,032	$7,821

917	—	5,575	529	38,032	7,821

8	—	53,816	1,121	56,790	837
4	3	23,568	5,947	15,059	3,746

12	3	77,384	7,068	71,849	4,583
(260)	12	(34,562)	16,635	(56,760)	84,865

669	15	48,397	24,232	53,121	97,269

17,405	936	115,090	100,415	313,457	358,509
(2,573)	(212)	(54,743)	(23,029)	(42,238)	(29,039)
—	—	—	—	—	—
17,691	1,545	152,203	81,062	13,731	78,531

32,523	2,269	212,550	158,448	284,950	408,001

33,192	2,284	260,947	182,680	338,071	505,270
2,284	—	315,611	132,931	935,931	430,661

$35,476	$2,284	$576,558	$315,611	$1,274,002	$935,931

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	American International Trust Series 1		Blue Chip Growth Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$11,180	$1,798	$792	$2

Net investment income (loss)	11,180	1,798	792	2

Realized gains (losses) on investments:
Capital gain distributions	44,915	2,064	—	—
Net realized gain (loss)	12,619	22,173	2,717	68

Realized gains (losses)	57,534	24,237	2,717	68
Unrealized appreciation (depreciation) during the period	13,248	9,543	6,574	541

Net increase (decrease) in assets from operations	81,962	35,578	10,083	611

Changes from principal transactions:
Transfer of net premiums	121,926	80,655	98,096	11,243
Transfer on terminations	(49,977)	(28,807)	(19,296)	(5,153)
Transfer on policy loans	(37)	(741)	—	—
Net interfund transfers	206,492	(5,072)	15,083	5,142

Net increase (decrease) in assets from principal transactions	278,404	46,035	93,883	11,232

Total increase (decrease) in assets	360,366	81,613	103,966	11,843
Assets, beginning of period	247,724	166,111	11,843	—

Assets, end of period	$608,090	$247,724	$115,809	$11,843

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Blue Chip Growth Trust Series 1		Capital Appreciation Trust Series 0		Capital Appreciation Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$5,475	$1,236	$16	—	$720	—

5,475	1,236	16	—	720	—

—	—	8	—	975	1,602
50,451	21,356	117	7	1,226	94

50,451	21,356	125	7	2,201	1,696
34,466	36,993	163	98	22,982	1,116

90,392	59,585	304	105	25,903	2,812

96,759	103,152	2,191	773	35,826	20,654
(81,691)	(64,658)	(1,404)	(480)	(25,044)	(17,828)
(13,916)	(11,540)	—	—	—	—
(12,511)	27,860	2,525	1,238	2,767	193,510

(11,359)	54,814	3,312	1,531	13,549	196,336

79,033	114,399	3,616	1,636	39,452	199,148
707,195	592,796	1,636	—	213,159	14,011

$786,228	$707,195	$5,252	$1,636	$252,611	$213,159

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Classic Value Trust Series 0		Classic Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$853	$108	$56	$17

Net investment income (loss)	853	108	56	17

Realized gains (losses) on investments:
Capital gain distributions	4,827	174	338	32
Net realized gain (loss)	(157)	43	26	3

Realized gains (losses)	4,670	217	364	35
Unrealized appreciation (depreciation) during the period	(11,795)	(233)	(919)	67

Net increase (decrease) in assets from operations	(6,272)	92	(499)	119

Changes from principal transactions:
Transfer of net premiums	37,429	8,763	2,240	1,111
Transfer on terminations	(15,918)	(435)	(700)	(214)
Transfer on policy loans	—	—	—	—
Net interfund transfers	13,878	8,118	75	558

Net increase (decrease) in assets from principal transactions	35,389	16,446	1,615	1,455

Total increase (decrease) in assets	29,117	16,538	1,116	1,574
Assets, beginning of period	16,538	—	1,923	349

Assets, end of period	$45,655	$16,538	$3,039	$1,923

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Core Bond Trust Series 0	Core Bond Trust Series 1		Core Equity Trust Series 0
Year Ended Dec. 31/07 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)

$48	$1,168	—	—	—

48	1,168	—	—	—

—	—	—	41	—
—	9	3	6	2

—	9	3	47	2
(32)	(153)	303	(114)	13

16	1,024	306	(67)	15

—	2,333	—	2,058	120
(30)	(636)	(209)	(1,366)	(54)
—	—	—	—	—
1,381	—	15,259	235	85

1,351	1,697	15,050	927	151

1,367	2,721	15,356	860	166
—	15,356	—	166	—

$1,367	$18,077	$15,356	$1,026	$166

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	CSI Equity Trust	Dynamic Growth Trust Series 0
	Year Ended Dec. 31/07 (n)	Year Ended Dec. 31/07 (n)
Income:
Dividend income distribution	$248	—

Net investment income (loss)	248	—

Realized gains (losses) on investments:
Capital gain distributions	2,400	—
Net realized gain (loss)	(19)	—

Realized gains (losses)	2,381	—
Unrealized appreciation (depreciation) during the period	(2,458)	—

Net increase (decrease) in assets from operations	171	—

Changes from principal transactions:
Transfer of net premiums	25,469	46
Transfer on terminations	(2,943)	(40)
Transfer on policy loans	—	—
Net interfund transfers	4,507	—

Net increase (decrease) in assets from principal transactions	27,033	6

Total increase (decrease) in assets	27,204	6
Assets, beginning of period	—	—

Assets, end of period	$27,204	$6

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Dynamic Growth Trust Series 1		Emerging Growth Trust Series 0		Emerging Growth Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

—	—	$260	—	$38	—

—	—	260	—	38	—

—	—	41,602	16	8,950	5,452
4,153	5,412	(811)	(8)	(499)	111

4,153	5,412	40,791	8	8,451	5,563
577	(276)	(37,529)	635	(7,335)	(4,700)

4,730	5,136	3,522	643	1,154	863

6,604	6,515	48,125	88,878	4,002	15,918
(22,171)	(11,807)	(8,868)	(929)	(1,498)	(1,408)
8,461	(148)	(230)	—	—	—
(549)	(8,569)	4,285	31,251	—	9,017

(7,655)	(14,009)	43,312	119,200	2,504	23,527

(2,925)	(8,873)	46,834	119,843	3,658	24,390
48,900	57,773	119,843	—	29,477	5,087

$45,975	$48,900	$166,677	$119,843	$33,135	$29,477

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Emerging Markets Value Trust Series 0	Emerging Small Company Trust Series 0
	Year Ended Dec. 31/07 (f)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$2	—	—

Net investment income (loss)	2	—	—

Realized gains (losses) on investments:
Capital gain distributions	5	576	1
Net realized gain (loss)	3	(12)	(13)

Realized gains (losses)	8	564	(12)
Unrealized appreciation (depreciation) during the period	—	(650)	38

Net increase (decrease) in assets from operations	10	(86)	26

Changes from principal transactions:
Transfer of net premiums	186	7,126	718
Transfer on terminations	(76)	(673)	(216)
Transfer on policy loans	—	(118)	—
Net interfund transfers	142	3,683	236

Net increase (decrease) in assets from principal transactions	252	10,018	738

Total increase (decrease) in assets	262	9,932	764
Assets, beginning of period	—	764	—

Assets, end of period	$262	$10,696	$764

(f)	Reflects the period from commencement of operations on April 30, 2007 through December 31, 2007.
(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Emerging Small Company Trust Series 1		Equity-Income Trust Series 0		Equity-Income Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

—	—	$10,367	—	$17,952	$6,733

—	—	10,367	—	17,952	6,733

12,868	3,071	40,275	—	70,636	27,705
(950)	3,870	(774)	60	9,796	10,797

11,918	6,941	39,501	60	80,432	38,502
(7,710)	(5,283)	(51,804)	622	(79,238)	33,845

4,208	1,658	(1,936)	682	19,146	79,080

3,663	4,316	385,855	85	77,693	116,607
(12,005)	(8,478)	(37,285)	(1,047)	(45,242)	(39,789)
6,217	(1,749)	—	—	—	—
(18,255)	2,016	57,825	10,908	100,127	(49,574)

(20,380)	(3,895)	406,395	9,946	132,578	27,244

(16,172)	(2,237)	404,459	10,628	151,724	106,324
55,094	57,331	10,628	—	491,041	384,717

$38,922	$55,094	$415,087	$10,628	$642,765	$491,041

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Financial Services Trust Series 0		Financial Services Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$674	—	$1,839	$399

Net investment income (loss)	674	—	1,839	399

Realized gains (losses) on investments:
Capital gain distributions	10,527	—	20,157	2
Net realized gain (loss)	(108)	18	7,766	2,788

Realized gains (losses)	10,419	18	27,923	2,790
Unrealized appreciation (depreciation) during the period	(17,211)	30	(40,092)	21,600

Net increase (decrease) in assets from operations	(6,118)	48	(10,330)	24,789

Changes from principal transactions:
Transfer of net premiums	19,710	224	7,252	6,228
Transfer on terminations	(5,566)	(184)	(6,712)	(8,066)
Transfer on policy loans	—	—	—	—
Net interfund transfers	61,996	772	4,826	9,386

Net increase (decrease) in assets from principal transactions	76,140	812	5,366	7,548

Total increase (decrease) in assets	70,022	860	(4,964)	32,337
Assets, beginning of period	860	—	137,620	105,283

Assets, end of period	$70,882	$860	$132,656	$137,620

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Fundamental Value Trust Series 0		Fundamental Value Trust Series 1		Global Allocation Trust Series 0
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)

$2,839	—	$7,069	$2,689	$661	—

2,839	—	7,069	2,689	661	—

6,248	—	17,138	11,194	854	—
193	25	6,172	28,057	9	1

6,441	25	23,310	39,251	863	1
(5,357)	19	(12,341)	(2,911)	(1,515)	9

3,923	44	18,038	39,029	9	10

142,352	1,100	53,002	57,460	1,090	258
(19,272)	(602)	(22,491)	(24,555)	(819)	(122)
—	—	(10)	(319)	—	—
58,113	433	117,986	(89,985)	12,538	58

181,193	931	148,487	(57,399)	12,809	194

185,116	975	166,525	(18,370)	12,818	204
975	—	294,245	312,615	204	—

$186,091	$975	$460,770	$294,245	$13,022	$204

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Global Allocation Trust Series 1		Global Bond Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$5,222	$293	$11,564	—

Net investment income (loss)	5,222	293	11,564	—

Realized gains (losses) on investments:
Capital gain distributions	8,018	—	—	—
Net realized gain (loss)	1,288	6,098	(168)	8

Realized gains (losses)	9,306	6,098	(168)	8
Unrealized appreciation (depreciation) during the period	(11,197)	(1,240)	3,709	(854)

Net increase (decrease) in assets from operations	3,331	5,151	15,105	(846)

Changes from principal transactions:
Transfer of net premiums	14,420	5,147	43,339	87,405
Transfer on terminations	(4,207)	(1,998)	(11,287)	(494)
Transfer on policy loans	—	—	—	—
Net interfund transfers	19,783	(2,240)	18,863	27,116

Net increase (decrease) in assets from principal transactions	29,996	909	50,915	114,027

Total increase (decrease) in assets	33,327	6,060	66,020	113,181
Assets, beginning of period	49,883	43,823	113,181	—

Assets, end of period	$83,210	$49,883	$179,201	$113,181

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Global Bond Trust Series 1		Global Trust Series 0		Global Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$23,114	—	$1,072	—	$5,414	$2,280

23,114	—	1,072	—	5,414	2,280

—	3,118	3,218	—	12,758	—
551	(28)	393	150	25,154	7,958

551	3,090	3,611	150	37,912	7,958
7,304	9,839	(5,239)	1,819	(40,227)	26,041

30,969	12,929	(556)	1,969	3,099	36,279

40,570	50,852	19,264	—	31,389	32,191
(10,336)	(19,830)	(1,937)	401	(53,047)	(20,372)
4	4	—	—	—	—
9,480	7,256	4,219	34,335	(17,790)	15,739

39,718	38,282	21,546	34,736	(39,448)	27,558

70,687	51,211	20,990	36,705	(36,349)	63,837
277,265	226,054	36,705	—	233,132	169,295

$347,952	$277,265	$57,695	$36,705	$196,783	$233,132

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Growth & Income Trust Series 0		Health Sciences Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (p)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$782	—	—	—

Net investment income (loss)	782	—	—	—

Realized gains (losses) on investments:
Capital gain distributions	4,100	—	6,479	3
Net realized gain (loss)	35	11	96	4

Realized gains (losses)	4,135	11	6,575	7
Unrealized appreciation (depreciation) during the period	(4,316)	46	(1,725)	8

Net increase (decrease) in assets from operations	601	57	4,850	15

Changes from principal transactions:
Transfer of net premiums	36,272	697	23,116	1,082
Transfer on terminations	(8,144)	(374)	(9,321)	(303)
Transfer on policy loans	—	—	(164)	—
Net interfund transfers	25,520	5,787	10,851	17,729

Net increase (decrease) in assets from principal transactions	53,648	6,110	24,482	18,508

Total increase (decrease) in assets	54,249	6,167	29,332	18,523
Assets, beginning of period	6,167	—	18,523	—

Assets, end of period	$60,416	$6,167	$47,855	$18,523

(p)	Fund renamed on May 1, 2006. Previously known as Growth & Income II Trust. Fund available in prior year but no activity.
(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Health Sciences Trust Series 1		High Yield Trust Series 0		High Yield Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

—	—	$24,765	—	$19,212	$9,258

—	—	24,765	—	19,212	9,258

43,822	15,373	—	—	—	—
1,537	941	(76)	3	509	1,806

45,359	16,314	(76)	3	509	1,806
(10,638)	(3,004)	(23,028)	415	(17,420)	2,266

34,721	13,310	1,661	418	2,301	13,330

17,481	26,328	55,563	86,475	29,231	24,821
(9,452)	(9,986)	(8,932)	(111)	(12,257)	(15,451)
—	—	—	—	—	—
22,200	23,006	31,840	51,222	(3,556)	(11,972)

30,229	39,348	78,471	137,586	13,418	(2,602)

64,950	52,658	80,132	138,004	15,719	10,728
189,754	137,096	138,004	—	141,218	130,490

$254,704	$189,754	$218,136	$138,004	$156,937	$141,218

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Income & Value Trust Series 0	Income & Value Trust Series 1
	Year Ended Dec. 31/07 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$473	$8,318	$3,336

Net investment income (loss)	473	8,318	3,336

Realized gains (losses) on investments:
Capital gain distributions	1,707	15,775	—
Net realized gain (loss)	(29)	2,135	2,331

Realized gains (losses)	1,678	17,910	2,331
Unrealized appreciation (depreciation) during the period	(3,909)	(24,598)	9,071

Net increase (decrease) in assets from operations	(1,758)	1,630	14,738

Changes from principal transactions:
Transfer of net premiums	343	33,916	30,697
Transfer on terminations	(921)	(11,801)	(10,763)
Transfer on policy loans	—	—	—
Net interfund transfers	25,579	2,834	(2,624)

Net increase (decrease) in assets from principal transactions	25,001	24,949	17,310

Total increase (decrease) in assets	23,243	26,579	32,048
Assets, beginning of period	—	188,250	156,202

Assets, end of period	$23,243	$214,829	$188,250

(n)	Fund available in prior year but no activity.
(o)	Fund renamed on May 1, 2006. Previously known as International Stock Trust. Fund available in prior year but no activity.
(j)	Fund renamed on May 1, 2006. Previously known as International Stock Trust.

See accompanying notes.

Sub-Account
International Core Trust Series 0		International Core Trust Series 1		International Equity Index Trust A Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (o)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (j)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$2,620	—	$2,675	$599	$3,669	$899

2,620	—	2,675	599	3,669	899

15,362	—	15,497	4,560	4,665	910
(421)	1	20,595	2,146	29,070	2,887

14,941	1	36,092	6,706	33,735	3,797
(12,136)	25	(23,538)	15,279	(24,690)	22,198

5,425	26	15,229	22,584	12,714	26,894

107,687	79	10,756	14,304	10,308	12,516
(10,732)	(37)	(10,108)	(8,857)	(3,775)	(10,035)
—	—	(9)	(860)	(217)	(107)
33,527	175	(33,617)	28,801	(42,958)	6,770

130,482	217	(32,978)	33,388	(36,642)	9,144

135,907	243	(17,749)	55,972	(23,928)	36,038
243	—	126,337	70,365	138,207	102,169

$136,150	$243	$108,588	$126,337	$114,279	$138,207

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	International Equity Index Trust B Series 0		International Opportunities Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$4,217	—	$3,063	—

Net investment income (loss)	4,217	—	3,063	—

Realized gains (losses) on investments:
Capital gain distributions	5,946	—	34,591	—
Net realized gain (loss)	(37)	1,093	975	19

Realized gains (losses)	5,909	1,093	35,566	19
Unrealized appreciation (depreciation) during the period	(2,527)	1,914	(6,376)	2,910

Net increase (decrease) in assets from operations	7,599	3,007	32,253	2,929

Changes from principal transactions:
Transfer of net premiums	33,434	6,002	65,684	86,839
Transfer on terminations	(11,444)	(493)	(9,464)	(256)
Transfer on policy loans	(2,364)	—	—	—
Net interfund transfers	94,543	19,596	20,569	25,167

Net increase (decrease) in assets from principal transactions	114,169	25,105	76,789	111,750

Total increase (decrease) in assets	121,768	28,112	109,042	114,679
Assets, beginning of period	28,112	—	114,679	—

Assets, end of period	$149,880	$28,112	$223,721	$114,679

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
International Opportunities Trust Series 1		International Small Cap Trust Series 0		International Small Cap Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$2,530	$62	$1,853	—	$4,040	$1,258

2,530	62	1,853	—	4,040	1,258

30,596	560	15,845	—	39,856	—
2,791	366	991	21	18,446	9,040

33,387	926	16,836	21	58,302	9,040
(8,184)	2,510	(19,275)	762	(49,574)	18,957

27,733	3,498	(586)	783	12,768	29,255

12,310	4,994	34,406	3,303	15,076	9,604
(4,293)	(1,417)	(7,110)	(480)	(67,797)	(14,872)
—	—	—	—	3,463	(60)
118,319	13,897	47,649	14,032	2,365	8,662

126,336	17,474	74,945	16,855	(46,893)	3,334

154,069	20,972	74,359	17,638	(34,125)	32,589
29,465	8,493	17,638	—	136,582	103,993

$183,534	$29,465	$91,997	$17,638	$102,457	$136,582

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	International Value Trust Series 0		International Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$3,042	$153	$18,007	$5,202

Net investment income (loss)	3,042	153	18,007	5,202

Realized gains (losses) on investments:
Capital gain distributions	10,006	358	65,078	12,481
Net realized gain (loss)	1,181	(446)	33,127	7,817

Realized gains (losses)	11,187	(88)	98,205	20,298
Unrealized appreciation (depreciation) during the period	(9,101)	1,960	(79,360)	61,003

Net increase (decrease) in assets from operations	5,128	2,025	36,852	86,503

Changes from principal transactions:
Transfer of net premiums	48,400	12,721	44,614	51,833
Transfer on terminations	(9,996)	(485)	(22,074)	(20,632)
Transfer on policy loans	—	—	(447)	(3,694)
Net interfund transfers	17,102	22,006	(44,164)	64,265

Net increase (decrease) in assets from principal transactions	55,506	34,242	(22,071)	91,772

Total increase (decrease) in assets	60,634	36,267	14,781	178,275
Assets, beginning of period	36,267	—	423,740	245,465

Assets, end of period	$96,901	$36,267	$438,521	$423,740

(n)	Fund available in prior year but no activity.
(bb)	Terminated as an investment option and funds transferred to Capital Appreciation Trust on May 1, 2006.

See accompanying notes.

Sub-Account
Investment Quality Bond Trust Series 0		Investment Quality Bond Trust Series 1		Large Cap Growth Trust Series 0
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/06 (bb)

$1,204	$8	$37,267	$24,361	—

1,204	8	37,267	24,361	—

—	—	—	—	—
24	722	(2,501)	(5,139)	1

24	722	(2,501)	(5,139)	1
(459)	345	(9,555)	(5,263)	—

769	1,075	25,211	13,959	1

3,784	367	34,571	70,679	—
(2,506)	(1,942)	(12,613)	(12,820)	(28)
—	—	(16,259)	(14,410)	—
7	11,733	1,741	(23,996)	27

1,285	10,158	7,440	19,453	(1)

2,054	11,233	32,651	33,412	—
11,233	—	404,971	371,559	—

$13,287	$11,233	$437,622	$404,971	—

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Large Cap Growth Trust Series 1	Large Cap Trust Series 0
	Year Ended Dec. 31/06 (bb)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$770	$8	—

Net investment income (loss)	770	8	—

Realized gains (losses) on investments:
Capital gain distributions	—	59	—
Net realized gain (loss)	17,019	(2)	1

Realized gains (losses)	17,019	57	1
Unrealized appreciation (depreciation) during the period	(13,165)	(122)	—

Net increase (decrease) in assets from operations	4,624	(57)	1

Changes from principal transactions:
Transfer of net premiums	19,371	1,549	32
Transfer on terminations	(8,172)	(770)	(31)
Transfer on policy loans	—	—	—
Net interfund transfers	(200,881)	607	8

Net increase (decrease) in assets from principal transactions	(189,682)	1,386	9

Total increase (decrease) in assets	(185,058)	1,329	10
Assets, beginning of period	185,058	10	—

Assets, end of period	—	$1,339	$10

(bb)	Terminated as an investment option and funds transferred to Capital Appreciation Trust on May 1, 2006.
(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Large Cap Trust Series 1		Large Cap Value Trust Series 0		Large Cap Value Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$1,383	$8	$3,996	$38	$1,957	$569

1,383	8	3,996	38	1,957	569

10,401	79	22,259	626	12,208	10,203
641	24	2,530	(739)	10,628	1,308

11,042	103	24,789	(113)	22,836	11,511
(20,363)	605	(20,634)	1,680	(18,001)	12,184

(7,938)	716	8,151	1,605	6,792	24,264

25,471	1,665	85,796	186,844	34,888	55,597
(11,670)	(349)	(19,163)	(2,071)	(16,377)	(11,605)
(340)	—	—	—	8	(58)
175,537	13,276	90,766	55,761	(80,794)	96,650

188,998	14,592	157,399	240,534	(62,275)	140,584

181,060	15,308	165,550	242,139	(55,483)	164,848
18,073	2,765	242,139	—	253,348	88,500

$199,133	$18,073	$407,689	$242,139	$197,865	$253,348

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Lifestyle Aggressive Trust Series 0		Lifestyle Aggressive Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (q)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (y)
Income:
Dividend income distribution	$62,756	$16	$14,849	$5,929

Net investment income (loss)	62,756	16	14,849	5,929

Realized gains (losses) on investments:
Capital gain distributions	12,842	42	3,526	15,699
Net realized gain (loss)	10,731	668	(1,700)	212

Realized gains (losses)	23,573	710	1,826	15,911
Unrealized appreciation (depreciation) during the period	(67,738)	9,802	(8,052)	(240)

Net increase (decrease) in assets from operations	18,591	10,528	8,623	21,600

Changes from principal transactions:
Transfer of net premiums	412,226	34,961	64,455	41,128
Transfer on terminations	(113,518)	(13,561)	(14,399)	(10,141)
Transfer on policy loans	—	—	—	—
Net interfund transfers	986,226	157,525	(65,445)	91,781

Net increase (decrease) in assets from principal transactions	1,284,934	178,925	(15,389)	122,768

Total increase (decrease) in assets	1,303,525	189,453	(6,766)	144,368
Assets, beginning of period	189,453	—	217,765	73,397

Assets, end of period	$1,492,978	$189,453	$210,999	$217,765

(q)	Fund renamed on May 1, 2006. Previously known as Lifestyle Aggressive 1000 Trust. Fund available in prior year but no activity.
(y)	Fund renamed on May 1, 2006. Previously known as Lifestyle Aggressive 1000 Trust.
(r)	Fund renamed on May 1, 2006. Previously known as Lifestyle Balanced 640 Trust. Fund available in prior year but no activity.
(z)	Fund renamed on May 1, 2006. Previously known as Lifestyle Balanced 640 Trust.
(s)	Fund renamed on May 1, 2006. Previously known as Lifestyle Conservative 280 Trust. Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Lifestyle Balanced Trust Series 0		Lifestyle Balanced Trust Series 1		Lifestyle Conservative Trust Series 0
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (r)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (z)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (s)

$238,488	$1,189	$348,280	$219,545	$5,211	$50

238,488	1,189	348,280	219,545	5,211	50

8,288	232	7,584	261,443	180	—
13,027	1,104	15,908	16,153	413	8

21,315	1,336	23,492	277,596	593	8
(109,169)	8,069	(86,247)	221	(2,121)	(122)

150,634	10,594	285,525	497,362	3,683	(64)

1,774,669	32,068	62,874	93,227	5,831	663
(299,887)	(17,735)	(148,288)	(118,973)	(4,773)	(789)
—	—	—	—	—	—
1,777,804	1,679,620	631	101,261	13,893	56,438

3,252,586	1,693,953	(84,783)	75,515	14,951	56,312

3,403,220	1,704,547	200,742	572,877	18,634	56,248
1,704,547	—	4,418,080	3,845,203	56,248	—

$5,107,767	$1,704,547	$4,618,822	$4,418,080	$74,882	$56,248

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Lifestyle Conservative Trust Series 1		Lifestyle Growth Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (b)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (t)
Income:
Dividend income distribution	$29,218	$14,141	$359,459	$1,678

Net investment income (loss)	29,218	14,141	359,459	1,678

Realized gains (losses) on investments:
Capital gain distributions	980	9,118	21,125	1,059
Net realized gain (loss)	1,365	1,465	45,502	1,891

Realized gains (losses)	2,345	10,583	66,627	2,950
Unrealized appreciation (depreciation) during the period	(12,199)	3,027	(187,206)	35,427

Net increase (decrease) in assets from operations	19,364	27,751	238,880	40,055

Changes from principal transactions:
Transfer of net premiums	55,520	62,420	2,517,557	183,997
Transfer on terminations	(7,549)	(26,991)	(507,329)	(53,430)
Transfer on policy loans	—	—	(2,230)	(10,000)
Net interfund transfers	1,013	(33,757)	2,369,397	2,450,216

Net increase (decrease) in assets from principal transactions	48,984	1,672	4,377,395	2,570,783

Total increase (decrease) in assets	68,348	29,423	4,616,275	2,610,838
Assets, beginning of period	334,795	305,372	2,610,838	—

Assets, end of period	$403,143	$334,795	$7,227,113	$2,610,838

(b)	Fund renamed on May 1, 2006. Previously known as Lifestyle Conservative 280 Trust.
(t)	Fund renamed on May 1, 2006. Previously known as Lifestyle Growth 820 Trust. Fund available in prior year but no activity.
(c)	Fund renamed on May 1, 2006. Previously known as Lifestyle Growth 820 Trust.
(u)	Fund renamed on May 1, 2006. Previously known as Lifestyle Moderate 460 Trust. Fund available in prior year but no activity.
(d)	Fund renamed on May 1, 2006. Previously known as Lifestyle Moderate 460 Trust.

See accompanying notes.

Sub-Account
Lifestyle Growth Trust Series 1		Lifestyle Moderate Trust Series 0		Lifestyle Moderate Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (c)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (u)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (d)

$133,459	$84,471	$26,704	$121	$53,012	$28,908

133,459	84,471	26,704	121	53,012	28,908

8,571	96,319	767	60	927	28,509
45,258	1,861	1,837	(12)	(41)	(754)

53,829	98,180	2,604	48	886	27,755
(58,304)	13,984	(17,736)	1,152	(18,676)	5,980

128,984	196,635	11,572	1,321	35,222	62,643

173,552	250,379	114,134	12,313	25,404	25,367
(88,011)	(54,263)	(26,271)	(3,604)	(20,831)	(20,351)
—	—	—	—	—	—
(227,892)	307,161	349,352	94,071	—	(3,623)

(142,351)	503,277	437,215	102,780	4,573	1,393

(13,367)	699,912	448,787	104,101	39,795	64,036
1,838,058	1,138,146	104,101	—	663,962	599,926

$1,824,691	$1,838,058	$552,888	$104,101	$703,757	$663,962

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Managed Trust Series 0		Mid Cap Core Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/06 (aa)
Income:
Dividend income distribution	$1,791	—	$8

Net investment income (loss)	1,791	—	8

Realized gains (losses) on investments:
Capital gain distributions	1,081	—	106
Net realized gain (loss)	(95)	—	(79)

Realized gains (losses)	986	—	27
Unrealized appreciation (depreciation) during the period	(2,868)	2	—

Net increase (decrease) in assets from operations	(91)	2	35

Changes from principal transactions:
Transfer of net premiums	49,588	—	235
Transfer on terminations	(10,649)	(103)	(116)
Transfer on policy loans	—	—	—
Net interfund transfers	13,897	357	(154)

Net increase (decrease) in assets from principal transactions	52,836	254	(35)

Total increase (decrease) in assets	52,745	256	—
Assets, beginning of period	256	—	—

Assets, end of period	$53,001	$256	—

(n)	Fund available in prior year but no activity.
(aa)	Terminated as an investment option and funds transferred to Mid Cap Index Trust on December 4, 2006.

See accompanying notes.

Sub-Account
Mid Cap Core Trust Series 1	Mid Cap Index Trust Series 0		Mid Cap Index Trust Series 1
Year Ended Dec. 31/06 (aa)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$122	$6,251	—	$1,880	$745

122	6,251	—	1,880	745

1,647	57,987	—	17,942	5,211
(676)	1,075	50	8,307	17,871

971	59,062	50	26,249	23,082
(448)	(41,419)	1,046	(18,368)	(11,793)

645	23,894	1,096	9,761	12,034

1,895	112,092	258,978	12,723	14,511
(4,037)	(21,071)	(1,767)	(11,256)	(42,782)
(162)	—	—	(89)	(1,948)
(7,088)	13,760	71,928	381	11,441

(9,392)	104,781	329,139	1,759	(18,778)

(8,747)	128,675	330,235	11,520	(6,744)
8,747	330,235	—	127,416	134,160

—	$458,910	$330,235	$138,936	$127,416

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Mid Cap Intersection Trust Series 0	Mid Cap Stock Trust Series 0
	Year Ended Dec. 31/07 (f)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	—	$15	—

Net investment income (loss)	—	15	—

Realized gains (losses) on investments:
Capital gain distributions	—	66,963	—
Net realized gain (loss)	—	830	286

Realized gains (losses)	—	67,793	286
Unrealized appreciation (depreciation) during the period	1	(23,009)	3,050

Net increase (decrease) in assets from operations	1	44,799	3,336

Changes from principal transactions:
Transfer of net premiums	—	215,639	122
Transfer on terminations	1	(18,622)	148
Transfer on policy loans	—	—	—
Net interfund transfers	1,110	58,454	53,149

Net increase (decrease) in assets from principal transactions	1,111	255,471	53,419

Total increase (decrease) in assets	1,112	300,270	56,755
Assets, beginning of period	—	56,755	—

Assets, end of period	$1,112	$357,025	$56,755

(f)	Reflects the period from commencement of operations on April 30, 2007 through December 31, 2007.
(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Mid Cap Stock Trust Series 1		Mid Cap Value Trust Series 0		Mid Cap Value Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

—	—	$885	—	$3,472	$1,719

—	—	885	—	3,472	1,719

80,984	11,468	21,903	3	88,749	40,887
19,437	19,129	(981)	4	4,241	9,484

100,421	30,597	20,922	7	92,990	50,371
(32,226)	6,077	(27,520)	37	(95,709)	(19,599)

68,195	36,674	(5,713)	44	753	32,491

28,635	32,437	35,170	1,670	38,987	60,684
(59,785)	(54,114)	(7,859)	(202)	(16,671)	(15,855)
9,279	108	—	—	(8)	(315)
(16,035)	19,796	61,424	16,876	(10,348)	(19,105)

(37,906)	(1,773)	88,735	18,344	11,960	25,409

30,289	34,901	83,022	18,388	12,713	57,900
299,587	264,686	18,388	—	296,130	238,230

$329,876	$299,587	$101,410	$18,388	$308,843	$296,130

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Mid Value Trust Series 0		Money Market Trust B Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$5,447	—	$57,280	$9,965

Net investment income (loss)	5,447	—	57,280	9,965

Realized gains (losses) on investments:
Capital gain distributions	49,794	—	—	—
Net realized gain (loss)	(5,184)	31	—	—

Realized gains (losses)	44,610	31	—	—
Unrealized appreciation (depreciation) during the period	(57,509)	272	—	—

Net increase (decrease) in assets from operations	(7,452)	303	57,280	9,965

Changes from principal transactions:
Transfer of net premiums	233,032	1,313	8,582,174	6,386,431
Transfer on terminations	(26,256)	(173)	3,702,153	375,967
Transfer on policy loans	(2,340)	—	(19,764)	—
Net interfund transfers	34,356	1,995	(10,482,723)	(5,935,731)

Net increase (decrease) in assets from principal transactions	238,792	3,135	1,781,840	826,667

Total increase (decrease) in assets	231,340	3,438	1,839,120	836,632
Assets, beginning of period	3,438	—	836,632	—

Assets, end of period	$234,778	$3,438	$2,675,752	$836,632

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Money Market Trust Series 1		Natural Resources Trust Series 0		Natural Resources Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$73,849	$130,233	$1,702	$45	$2,204	$717

73,849	130,233	1,702	45	2,204	717

—	—	76,156	1,423	86,185	24,050
—	—	1,451	(1,042)	4,300	12,960

—	—	77,607	381	90,485	37,010
—	—	(32,533)	687	(32,292)	(6,158)

73,849	130,233	46,776	1,113	60,397	31,569

371,722	399,734	71,268	16,214	8,377	14,037
(847,674)	(1,286,877)	(18,123)	(1,317)	(7,340)	(5,371)
(1,761)	(1,001)	(2,427)	—	—	—
(89,252)	(607,241)	137,899	13,652	6,257	28,815

(566,965)	(1,495,385)	188,617	28,549	7,294	37,481

(493,116)	(1,365,152)	235,393	29,662	67,691	69,050
2,018,882	3,384,034	29,662	—	189,869	120,819

$1,525,766	$2,018,882	$265,055	$29,662	$257,560	$189,869

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Overseas Equity Trust Series 0		Pacific Rim Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$1,050	—	$568	—

Net investment income (loss)	1,050	—	568	—

Realized gains (losses) on investments:
Capital gain distributions	6,025	—	9,526	—
Net realized gain (loss)	185	1	252	(184)

Realized gains (losses)	6,210	1	9,778	(184)
Unrealized appreciation (depreciation) during the period	(4,132)	96	(10,145)	262

Net increase (decrease) in assets from operations	3,128	97	201	78

Changes from principal transactions:
Transfer of net premiums	26,308	104	14,928	1,075
Transfer on terminations	(3,694)	(52)	(4,998)	(214)
Transfer on policy loans	—	—	—	—
Net interfund transfers	28,393	5,899	33,269	5,876

Net increase (decrease) in assets from principal transactions	51,007	5,951	43,199	6,737

Total increase (decrease) in assets	54,135	6,048	43,400	6,815
Assets, beginning of period	6,048	—	6,815	—

Assets, end of period	$60,183	$6,048	$50,215	$6,815

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Pacific Rim Trust Series 1		Quantitative All Cap Trust Series 0	Quantitative All Cap Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$3,980	$1,360	$112	$576	$344

3,980	1,360	112	576	344

56,540	—	926	6,443	2,568
8,997	3,524	(4)	(11)	(131)

65,537	3,524	922	6,432	2,437
(49,460)	13,709	(1,462)	(5,750)	1,598

20,057	18,593	(428)	1,258	4,379

25,770	18,663	4,512	11,706	11,706
(9,652)	(6,220)	(789)	(2,194)	(2,208)
—	—	—	—	—
(22,094)	76,001	6,612	(7)	2

(5,976)	88,444	10,335	9,505	9,500

14,081	107,037	9,907	10,763	13,879
208,854	101,817	—	37,245	23,366

$222,935	$208,854	$9,907	$48,008	$37,245

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Quantitative Mid Cap Trust Series 0	Quantitative Mid Cap Trust Series 1
	Year Ended Dec. 31/07 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$16	$604	—

Net investment income (loss)	16	604	—

Realized gains (losses) on investments:
Capital gain distributions	359	22,832	28,861
Net realized gain (loss)	(7)	(238)	500

Realized gains (losses)	352	22,594	29,361
Unrealized appreciation (depreciation) during the period	(797)	(26,363)	(25,367)

Net increase (decrease) in assets from operations	(429)	(3,165)	3,994

Changes from principal transactions:
Transfer of net premiums	—	15,821	16,315
Transfer on terminations	(88)	(3,614)	(3,286)
Transfer on policy loans	—	—	—
Net interfund transfers	3,513	5,212	7,108

Net increase (decrease) in assets from principal transactions	3,425	17,419	20,137

Total increase (decrease) in assets	2,996	14,254	24,131
Assets, beginning of period	—	108,859	84,728

Assets, end of period	$2,996	$123,113	$108,859

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Quantitative Value Trust Series 0		Real Estate Securities Trust Series 0		Real Estate Securities Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$153	—	$11,699	$145	$11,465	$6,953

153	—	11,699	145	11,465	6,953

620	—	215,589	1,352	218,526	66,343
(14)	—	(55,523)	1,707	9,106	13,239

606	—	160,066	3,059	227,632	79,582
(1,472)	(34)	(256,097)	6,358	(308,762)	40,802

(713)	(34)	(84,332)	9,562	(69,665)	127,337

—	—	363,684	104,593	13,504	32,790
(260)	—	(42,945)	(2,603)	(16,009)	(18,285)
—	—	—	—	—	—
4,096	5,242	(27,497)	64,955	(6,767)	(14,124)

3,836	5,242	293,242	166,945	(9,272)	381

3,123	5,208	208,910	176,507	(78,937)	127,718
5,208	—	176,507	—	460,421	332,703

$8,331	$5,208	$385,417	$176,507	$381,484	$460,421

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Real Return Bond Trust Series 0		Real Return Bond Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$10,281	—	$721	$236

Net investment income (loss)	10,281	—	721	236

Realized gains (losses) on investments:
Capital gain distributions	—	—	—	178
Net realized gain (loss)	(317)	—	40	1

Realized gains (losses)	(317)	—	40	179
Unrealized appreciation (depreciation) during the period	3,740	(633)	425	(356)

Net increase (decrease) in assets from operations	13,704	(633)	1,186	59

Changes from principal transactions:
Transfer of net premiums	95,626	—	649	3,903
Transfer on terminations	(8,096)	180	(1,274)	(805)
Transfer on policy loans	—	—	—	—
Net interfund transfers	(9,581)	58,791	—	—

Net increase (decrease) in assets from principal transactions	77,949	58,971	(625)	3,098

Total increase (decrease) in assets	91,653	58,338	561	3,157
Assets, beginning of period	58,338	—	10,499	7,342

Assets, end of period	$149,991	$58,338	$11,060	$10,499

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Science & Technology Trust Series 0		Science & Technology Trust Series 1		Short-Term Bond Trust Series 0
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)

—	—	—	—	$1,677	—

—	—	—	—	1,677	—

—	—	—	—	—	—
862	9	6,229	19,093	(9)	—

862	9	6,229	19,093	(9)	—
24,212	665	57,451	(5,400)	(1,189)	3

25,074	674	63,680	13,693	479	3

45,767	87,389	55,982	66,324	14,020	27
(7,856)	(447)	(30,915)	(37,323)	(1,138)	(8)
—	—	3,576	(422)	—	—
7,398	24,725	(1,159)	56,741	465	3,621

45,309	111,667	27,484	85,320	13,347	3,640

70,383	112,341	91,164	99,013	13,826	3,643
112,341	—	311,002	211,989	3,643	—

$182,724	$112,341	$402,166	$311,002	$17,469	$3,643

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Small Cap Growth Trust Series 0		Small Cap Index Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	—	—	$5,378	—

Net investment income (loss)	—	—	5,378	—

Realized gains (losses) on investments:
Capital gain distributions	274	—	39,277	—
Net realized gain (loss)	35	(9)	1,826	1,528

Realized gains (losses)	309	(9)	41,103	1,528
Unrealized appreciation (depreciation) during the period	(141)	70	(57,044)	2,028

Net increase (decrease) in assets from operations	168	61	(10,563)	3,556

Changes from principal transactions:
Transfer of net premiums	1,383	772	173,766	87,049
Transfer on terminations	(516)	(251)	(19,606)	(1,778)
Transfer on policy loans	(288)	—	—	—
Net interfund transfers	126	226	18,666	46,028

Net increase (decrease) in assets from principal transactions	705	747	172,826	131,299

Total increase (decrease) in assets	873	808	162,263	134,855
Assets, beginning of period	808	—	134,855	—

Assets, end of period	$1,681	$808	$297,118	$134,855

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Small Cap Index Trust Series 1		Small Cap Opportunities Trust Series 0		Small Cap Opportunities Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$2,591	$658	$2,658	—	$1,999	$606

2,591	658	2,658	—	1,999	606

19,912	3,559	8,679	—	6,779	2,266
2,579	16,375	(104)	(3)	1,014	1,089

22,491	19,934	8,575	(3)	7,793	3,355
(28,688)	2,053	(22,757)	487	(18,318)	4,436

(3,606)	22,645	(11,524)	484	(8,526)	8,397

19,837	22,352	38,039	87,652	20,175	20,545
(8,069)	(39,993)	(11,416)	(237)	(7,052)	(6,526)
(230)	(1,445)	—	—	5	5
640	13,625	5,706	26,551	4,239	231

12,178	(5,461)	32,329	113,966	17,367	14,255

8,572	17,184	20,805	114,450	8,841	22,652
141,914	124,730	114,450	—	96,430	73,778

$150,486	$141,914	$135,255	$114,450	$105,271	$96,430

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Small Cap Trust Series 0		Small Cap Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	—	—	—	—

Net investment income (loss)	—	—	—	—

Realized gains (losses) on investments:
Capital gain distributions	1,376	—	1,268	642
Net realized gain (loss)	19	12	(153)	(10)

Realized gains (losses)	1,395	12	1,115	632
Unrealized appreciation (depreciation) during the period	(1,529)	—	(1,177)	(373)

Net increase (decrease) in assets from operations	(134)	12	(62)	259

Changes from principal transactions:
Transfer of net premiums	5,297	2,277	3,718	2,109
Transfer on terminations	(1,508)	(149)	(336)	(318)
Transfer on policy loans	—	—	—	—
Net interfund transfers	1,271	977	(2,445)	4,936

Net increase (decrease) in assets from principal transactions	5,060	3,105	937	6,727

Total increase (decrease) in assets	4,926	3,117	875	6,986
Assets, beginning of period	3,117	—	7,820	834

Assets, end of period	$8,043	$3,117	$8,695	$7,820

(n)	Fund available in prior year but no activity.
(g)	Reflects the period from commencement of operations on November 12, 2007 through December 31, 2007.

See accompanying notes.

Sub-Account
Small Cap Value Trust Series 0		Small Cap Value Trust Series 1	Small Company Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07 (g)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$408	—	$93	—	—

408	—	93	—	—

7,406	—	1,637	2,803	1,729
(50)	3	(1)	(110)	(83)

7,356	3	1,636	2,693	1,646
(8,927)	2,440	(1,983)	(4,000)	(1,844)

(1,163)	2,443	(254)	(1,307)	(198)

6,873	229	1,295	2,956	15,706
(2,609)	426	(31)	(662)	(925)
—	—	—	—	—
5,333	29,943	16,504	—	853

9,597	30,598	17,768	2,294	15,634

8,434	33,041	17,514	987	15,436
33,041	—	—	15,507	71

$41,475	$33,041	$17,514	$16,494	$15,507

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Small Company Value Trust Series 0		Small Company Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$95	—	$709	$325

Net investment income (loss)	95	—	709	325

Realized gains (losses) on investments:
Capital gain distributions	10,911	4	78,095	74,997
Net realized gain (loss)	569	355	15,875	36,067

Realized gains (losses)	11,480	359	93,970	111,064
Unrealized appreciation (depreciation) during the period	(15,429)	458	(99,016)	(44,511)

Net increase (decrease) in assets from operations	(3,854)	817	(4,337)	66,878

Changes from principal transactions:
Transfer of net premiums	29,440	651	37,253	69,190
Transfer on terminations	(6,291)	(1,042)	(27,434)	(34,834)
Transfer on policy loans	—	—	(16,715)	(18,319)
Net interfund transfers	39,450	26,116	(3,979)	(44,822)

Net increase (decrease) in assets from principal transactions	62,599	25,725	(10,875)	(28,785)

Total increase (decrease) in assets	58,745	26,542	(15,212)	38,093
Assets, beginning of period	26,542	—	481,732	443,639

Assets, end of period	$85,287	$26,542	$466,520	$481,732

(n)	Fund available in prior year but no activity.
(v)	Terminated as an investment option and funds transferred to Small Cap Value Trust on November 12, 2007.

See accompanying notes.

Sub-Account
Special Value Trust Series 0		Special Value Trust Series 1		Strategic Bond Trust Series 0
Year Ended Dec. 31/07 (v)	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07 (v)	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)

$96	—	$393	$5	$290	—

96	—	393	5	290	—

600	—	5,961	1,691	—	—
(820)	—	(5,928)	526	(8)	4

(220)	—	33	2,217	(8)	4
—	—	(537)	(725)	(293)	71

(124)	—	(111)	1,497	(11)	75

5,263	64	1,850	3,145	2,029	1,277
(642)	(36)	(553)	(722)	(1,202)	(216)
—	—	—	—	—	—
(4,587)	62	(16,504)	(3,687)	564	1,351

34	90	(15,207)	(1,264)	1,391	2,412

(90)	90	(15,318)	233	1,380	2,487
90	—	15,318	15,085	2,487	—

—	$90	—	$15,318	$3,867	$2,487

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Strategic Bond Trust Series 1		Strategic Income Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$26,790	$14,770	$235	$3

Net investment income (loss)	26,790	14,770	235	3

Realized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Net realized gain (loss)	791	4,836	25	—

Realized gains (losses)	791	4,836	25	—
Unrealized appreciation (depreciation) during the period	(28,246)	(2,397)	(60)	(2)

Net increase (decrease) in assets from operations	(665)	17,209	200	1

Changes from principal transactions:
Transfer of net premiums	40,605	45,756	6,479	127
Transfer on terminations	(14,048)	(20,998)	(4,940)	(44)
Transfer on policy loans	—	(95)	—	—
Net interfund transfers	7,749	(42,125)	9,601	27

Net increase (decrease) in assets from principal transactions	34,306	(17,462)	11,140	110

Total increase (decrease) in assets	33,641	(253)	11,340	111
Assets, beginning of period	268,472	268,725	111	—

Assets, end of period	$302,113	$268,472	$11,451	$111

(n)	Fund available in prior year but no activity.
(e)	Terminated as an investment option and funds transferred to Large Cap Trust on April 30, 2007.
(x)	Terminated as an investment option and funds transferred to Large Cap Value Trust on December 4, 2006. Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Strategic Income Trust Series 1		Strategic Opportunities Trust Series 1		Strategic Value Trust Series 0
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07 (e)	Year Ended Dec. 31/06	Year Ended Dec. 31/06 (x)

$798	$1,094	$1,355	$21	—

798	1,094	1,355	21	—

—	8	—	—	5
(4)	(27)	53,119	16,382	(4)

(4)	(19)	53,119	16,382	1
1,281	20	(42,523)	5,267	—

2,075	1,095	11,951	21,670	1

5,228	26,241	4,200	32,365	30
(1,511)	(2,513)	(7,539)	(26,827)	(12)
—	—	(13,765)	(12,269)	—
23	1,279	(184,432)	(11,027)	(19)

3,740	25,007	(201,536)	(17,758)	(1)

5,815	26,102	(189,585)	3,912	—
33,725	7,623	189,585	185,673	—

$39,540	$33,725	—	$189,585	—

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Strategic Value Trust Series 1	Total Bond Market Trust B Series 0
	Year Ended Dec. 31/06 (w)	Year Ended Dec. 31/07 (cc)	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$911	$701	—

Net investment income (loss)	911	701	—

Realized gains (losses) on investments:
Capital gain distributions	8,132	—	—
Net realized gain (loss)	(4,631)	29	—

Realized gains (losses)	3,501	29	—
Unrealized appreciation (depreciation) during the period	(1,048)	(236)	—

Net increase (decrease) in assets from operations	3,364	494	—

Changes from principal transactions:
Transfer of net premiums	7,393	13,444	—
Transfer on terminations	(1,776)	(1,788)	—
Transfer on policy loans	—	—	—
Net interfund transfers	(33,660)	2,974	7

Net increase (decrease) in assets from principal transactions	(28,043)	14,630	7

Total increase (decrease) in assets	(24,679)	15,124	7
Assets, beginning of period	24,679	7	—

Assets, end of period	—	$15,131	$7

(w)	Terminated as an investment option and funds transferred to Large Cap Value Trust on December 4, 2006.
(cc)	Fund renamed on October 1, 2007. Previously known as Bond Index Trust B.
(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Total Return Trust Series 0		Total Return Trust Series 1		Total Stock Market Index Trust Series 0
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)

$15,960	—	$34,412	$11,169	$397	—

15,960	—	34,412	11,169	397	—

—	—	—	—	994	—
403	1	(896)	(1,891)	(7)	906

403	1	(896)	(1,891)	987	906
(467)	(706)	5,165	3,468	(2,640)	9

15,896	(705)	38,681	12,746	(1,256)	915

94,172	86,424	81,913	65,843	968	—
(11,561)	(128)	(29,920)	(33,428)	(2,259)	(906)
—	—	—	(80)	—	—
32,211	25,228	(4,372)	22,654	34,256	2,296

114,822	111,524	47,621	54,989	32,965	1,390

130,718	110,819	86,302	67,735	31,709	2,305
110,819	—	417,436	349,701	2,305	—

$241,537	$110,819	$503,738	$417,436	$34,014	$2,305

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	Total Stock Market Index Trust Series 1		U.S. Core Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$2,433	$948	$5	—

Net investment income (loss)	2,433	948	5	—

Realized gains (losses) on investments:
Capital gain distributions	4,276	508	25	1
Net realized gain (loss)	2,312	25,624	9	3

Realized gains (losses)	6,588	26,132	34	4
Unrealized appreciation (depreciation) during the period	(3,532)	(10,758)	(43)	10

Net increase (decrease) in assets from operations	5,489	16,322	(4)	14

Changes from principal transactions:
Transfer of net premiums	11,270	21,442	583	199
Transfer on terminations	(7,436)	(9,742)	(409)	(118)
Transfer on policy loans	—	—	—	—
Net interfund transfers	(748)	(84,987)	20	16

Net increase (decrease) in assets from principal transactions	3,086	(73,287)	194	97

Total increase (decrease) in assets	8,575	(56,965)	190	111
Assets, beginning of period	104,768	161,733	111	—

Assets, end of period	$113,343	$104,768	$301	$111

(n)	Fund available in prior year but no activity.
(i)	Fund renamed on May 1, 2006. Previously known as Growth & Income Trust.

See accompanying notes.

Sub-Account
U.S. Core Trust Series 1		U.S. Global Leaders Growth Trust Series 0		U.S. Global Leaders Growth Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (i)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$13,040	$6,373	$23	—	$373	—

13,040	6,373	23	—	373	—

54,054	61,260	—	—	—	199
5,949	5,196	17	6	23	485

60,003	66,456	17	6	23	684
(66,428)	(26,104)	14	3	637	1,373

6,615	46,725	54	9	1,033	2,057

49,337	62,281	3,004	470	2,163	4,046
(38,212)	(49,090)	(1,535)	(210)	(2,833)	(2,495)
—	—	—	—	(60)	(2,358)
(7,556)	(4,049)	23	273	53	17,355

3,569	9,142	1,492	533	(677)	16,548

10,184	55,867	1,546	542	356	18,605
564,068	508,201	542	—	28,655	10,050

$574,252	$564,068	$2,088	$542	$29,011	$28,655

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	U.S. Government Securities Trust Series 0		U.S. Government Securities Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$8,873	—	$47,076	$26,622

Net investment income (loss)	8,873	—	47,076	26,622

Realized gains (losses) on investments:
Capital gain distributions	—	—	—	—
Net realized gain (loss)	(12)	75	(2,506)	(6,798)

Realized gains (losses)	(12)	75	(2,506)	(6,798)
Unrealized appreciation (depreciation) during the period	(5,355)	1,997	(26,025)	2,718

Net increase (decrease) in assets from operations	3,506	2,072	18,545	22,542

Changes from principal transactions:
Transfer of net premiums	3,164	752	65,835	106,267
Transfer on terminations	(2,861)	763	(20,984)	(59,000)
Transfer on policy loans	—	—	(15,672)	(13,863)
Net interfund transfers	6,401	96,774	6,959	9,694

Net increase (decrease) in assets from principal transactions	6,704	98,289	36,138	43,098

Total increase (decrease) in assets	10,210	100,361	54,683	65,640
Assets, beginning of period	100,361	—	545,946	480,306

Assets, end of period	$110,571	$100,361	$600,629	$545,946

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
U.S. High Yield Bond Trust Series 0		U.S. High Yield Bond Trust Series 1		U.S. Large Cap Trust Series 0
Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)

$11,173	—	$1,773	—	$4,489	—

11,173	—	1,773	—	4,489	—

—	—	—	—	—	—
3	228	13	4	396	—

3	228	13	4	396	—
(8,101)	4,527	(1,297)	626	(21,580)	(301)

3,075	4,755	489	630	(16,695)	(301)

1,767	181	2,333	—	174,938	172,652
(986)	652	(649)	(209)	(14,927)	(110)
—	—	—	—	—	—
1,719	96,619	—	15,259	49,776	81,358

2,500	97,452	1,684	15,050	209,787	253,900

5,575	102,207	2,173	15,680	193,092	253,599
102,207	—	15,680	—	253,599	—

$107,782	$102,207	$17,853	$15,680	$446,691	$253,599

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Sub-Account
	U.S. Large Cap Trust Series 1		Utilities Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Income:
Dividend income distribution	$4,207	$1,781	$3,651	$186

Net investment income (loss)	4,207	1,781	3,651	186

Realized gains (losses) on investments:
Capital gain distributions	—	—	45,763	957
Net realized gain (loss)	14,534	9,944	4,736	(993)

Realized gains (losses)	14,534	9,944	50,499	(36)
Unrealized appreciation (depreciation) during the period	(20,995)	21,937	(19,531)	3,520

Net increase (decrease) in assets from operations	(2,254)	33,662	34,619	3,670

Changes from principal transactions:
Transfer of net premiums	51,428	50,658	62,746	17,262
Transfer on terminations	(63,722)	(24,461)	(15,380)	(1,080)
Transfer on policy loans	(30)	(3,337)	(2,335)	—
Net interfund transfers	6,237	1,328	142,326	24,837

Net increase (decrease) in assets from principal transactions	(6,087)	24,188	187,357	41,019

Total increase (decrease) in assets	(8,341)	57,850	221,976	44,689
Assets, beginning of period	355,928	298,078	44,689	—

Assets, end of period	$347,587	$355,928	$266,665	$44,689

(n)	Fund available in prior year but no activity.

See accompanying notes.

Sub-Account
Utilities Trust Series 1		Value Trust Series 0		Value Trust Series 1
Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)	Year Ended Dec. 31/07	Year Ended Dec. 31/06

$2,158	$1,811	$100	—	$4,947	$1,128

2,158	1,811	100	—	4,947	1,128

26,291	9,472	2,405	—	109,308	41,791
5,414	1,274	82	289	12,435	19,080

31,705	10,746	2,487	289	121,743	60,871
(7,684)	8,580	(2,419)	357	(100,398)	(4,627)

26,179	21,137	168	646	26,292	57,372

15,815	7,417	5,709	2,740	21,271	54,472
(6,292)	(3,317)	(1,491)	(525)	(18,005)	(16,008)
—	—	—	—	(17,419)	(15,505)
(7,613)	28,606	3,925	280	39,660	(14,915)

1,910	32,706	8,143	2,495	25,507	8,044

28,089	53,843	8,311	3,141	51,799	65,416
94,806	40,963	3,141	—	327,277	261,861

$122,895	$94,806	$11,452	$3,141	$379,076	$327,277

John Hancock Life Insurance Company of New York Separate Account B

Statements of Operations and Changes in Contract Owners’ Equity

(continued)

	Total
	Year Ended Dec. 31/07	Year Ended Dec. 31/06
Income:
Dividend income distribution	$2,043,626	$666,310

Net investment income (loss)	2,043,626	666,310

Realized gains (losses) on investments:
Capital gain distributions	2,455,229	935,445
Net realized gain (loss)	629,986	470,157

Realized gains (losses)	3,085,215	1,405,602
Unrealized appreciation (depreciation) during the period	(3,031,341)	489,871

Net increase (decrease) in assets from operations	2,097,500	2,561,783

Changes from principal transactions:
Transfer of net premiums	19,690,611	11,598,120
Transfer on terminations	(195,172)	(2,431,351)
Transfer on policy loans	(98,295)	(118,315)
Net interfund transfers	(3,147,690)	747

Net increase (decrease) in assets from principal transactions	16,249,454	9,049,201

Total increase (decrease) in assets	18,346,954	11,610,984
Assets, beginning of period	31,450,312	19,839,328

Assets, end of period	$49,797,266	$31,450,312

See accompanying notes.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements

December 31, 2007

1.	Organization

John Hancock Life Insurance Company of New York Separate Account B (the “Account”) is a separate account administered and sponsored by John Hancock Life Insurance Company of New York (the “Company”). The Account operates as a Unit Investment Trust registered under the Investment Company Act of 1940, as amended (the “Act”) and has eighty active investment sub-accounts that invest in shares of a particular John Hancock Trust (the “Trust”) portfolio and two sub-accounts that invest in shares of other outside investment trusts. The Trust is registered under the Act as an open-end management investment company, commonly known as a mutual fund, which does not transact with the general public. Instead, the Trust deals primarily with insurance companies by providing the investment medium for variable contracts. The Account is a funding vehicle for the allocation of net premiums under single premium variable life and variable universal life insurance contracts (the “Contracts”) issued by the Company.

The Company is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) which in turn is an indirect, wholly owned subsidiary of Manulife Financial Corporation (“MFC”), a Canadian-based publicly traded stock life insurance company.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the Contracts are general corporate obligations of the Company.

Additional assets are held in the Company’s general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

Each sub-account that invests in Portfolios of the John Hancock Trust may offer two classes of units to fund the Contracts issued by the Company. These classes, Series 1 and Series 0, represent an interest in the same Trust Portfolio but in different share classes of that Portfolio. Series 1 represents interests in Series 1 shares of the Portfolio and Series 0 represents interests in Series NAV shares of the Trust’s Portfolio. Series 1 and Series NAV shares differ in the level of 12b-1 fees and other expenses assessed against the Portfolio’s assets.

As the result of portfolio changes, the following sub-account of the Account was renamed as follows:

Previous Name	New Name	Effective Date
Bond Index Trust B	Total Bond Market Trust B	October 1, 2007

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

The following sub-accounts of the Account were commenced as an investment option:

New	Effective Date
Emerging Markets Value Trust	April 30, 2007
Mid Cap Intersection Trust	April 30, 2007
Small Cap Value Trust	November 12, 2007

The following sub-accounts of the Account were terminated as investment options and the funds were transferred to existing sub-accounts as follows:

Terminated	Fund Transferred To	Effective Date
Special Value Trust	Small Cap Value Trust	November 12, 2007
Strategic Opportunities Trust	Large Cap Trust	April 30, 2007

Where a fund has two series, the changes noted above apply to both Series 0 and Series 1.

2.	Significant Accounting Policies

Investments of each sub-account consist of shares in the respective portfolio of the Trusts. These shares are carried at fair value which is calculated using the fair value of the investment securities underlying each Trust portfolio. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sale of investments are computed on the basis of the specifically identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the fixed account contained within the Company’s general account. Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the Company’s general account has not been registered as an investment company under the Act. Net interfund transfers include interfund transfers between separate and general accounts.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the “Code”). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will periodically reassess this position taking into account changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurement (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes the adoption of SFAS 157 will not have a material impact on the Account’s financial position or results of operations.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from those estimates.

3.	Contract Charges

The Company deducts certain charges from gross premiums before placing the remaining net premiums in the sub-account. In the event of a surrender by the contract holder, surrender charges may be levied by the Company against the contract value at the time of termination to cover sales and administrative expenses associated with the underwriting and issuing of the Contract. Additionally, each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risks and charges for supplementary benefits is deducted from the contract value. Contract charges are paid through the redemption of sub-account units and are reflected as terminations.

4.	Purchases and Sales of Investments

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2007 were as follows:

	Purchases	Sales
Sub-accounts:
500 Index Trust B Series 0	$306,243	$78,455
500 Index Trust Series 1	173,096	250,430
Active Bond Trust Series 0	2,511	1,021
Active Bond Trust Series 1	81,567	46,792
All Cap Core Trust Series 0	18,568	1,365
All Cap Core Trust Series 1	318,269	67,691
All Cap Growth Trust Series 0	1,128	473
All Cap Growth Trust Series 1	21,737	41,917
All Cap Value Trust Series 0	57,012	5,261
All Cap Value Trust Series 1	79,439	3,963
American Blue Chip Income and Growth Trust Series 1	85,931	9,882
American Bond Trust Series 1	62,922	29,475
American Growth Trust Series 1	398,807	126,879
American Growth-Income Trust Series 1	465,381	85,618
American International Trust Series 1	462,134	127,635
Blue Chip Growth Trust Series 0	196,790	102,115
Blue Chip Growth Trust Series 1	123,543	129,428
Capital Appreciation Trust Series 0	4,136	799
Capital Appreciation Trust Series 1	31,683	16,439
Classic Value Trust Series 0	55,300	14,232
Classic Value Trust Series 1	2,201	192
Core Bond Trust Series 0	1,399	—
Core Bond Trust Series 1	3,502	637
Core Equity Trust Series 0	1,813	845
Dynamic Growth Trust Series 0	23	17
Dynamic Growth Trust Series 1	4,826	12,481
Emerging Growth Trust Series 0	94,903	9,743

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

	Purchases	Sales
Sub-accounts:
Emerging Growth Trust Series 1	$12,914	$1,422
Emerging Markets Value Trust Series 0	364	106
Emerging Small Company Trust Series 0	11,182	584
Emerging Small Company Trust Series 1	15,653	23,166
Equity-Income Trust Series 0	774,986	318,013
Equity-Income Trust Series 1	277,261	56,095
Financial Services Trust Series 0	93,802	6,458
Financial Services Trust Series 1	48,372	21,011
Fundamental Value Trust Series 0	346,620	156,283
Fundamental Value Trust Series 1	210,688	37,995
Global Allocation Trust Series 0	14,643	319
Global Allocation Trust Series 1	47,181	3,945
Global Bond Trust Series 0	73,602	11,123
Global Bond Trust Series 1	85,400	22,568
Global Trust Series 0	30,273	4,438
Global Trust Series 1	49,104	70,381
Growth & Income Trust Series 0	67,358	8,836
Health Sciences Trust Series 0	39,065	8,109
Health Sciences Trust Series 1	82,445	8,395
High Yield Trust Series 0	138,901	35,666
High Yield Trust Series 1	43,265	10,636
Income & Value Trust Series 0	28,085	905
Income & Value Trust Series 1	60,588	11,546
International Core Trust Series 0	247,888	99,420
International Core Trust Series 1	27,540	42,346
International Equity Index Trust A Series 1	59,599	87,908
International Equity Index Trust B Series 0	147,084	22,753
International Opportunities Trust Series 0	145,904	31,400
International Opportunities Trust Series 1	177,278	17,816
International Small Cap Trust Series 0	138,804	46,179
International Small Cap Trust Series 1	77,373	80,370
International Value Trust Series 0	108,584	39,969
International Value Trust Series 1	165,229	104,215
Investment Quality Bond Trust Series 0	4,764	2,276
Investment Quality Bond Trust Series 1	83,587	38,881
Large Cap Trust Series 0	1,775	332
Large Cap Trust Series 1	220,393	19,611
Large Cap Value Trust Series 0	256,036	72,506
Large Cap Value Trust Series 1	54,656	102,767
Lifestyle Aggressive Trust Series 0	1,643,151	282,456
Lifestyle Aggressive Trust Series 1	123,407	120,421
Lifestyle Balanced Trust Series 0	4,022,537	523,175
Lifestyle Balanced Trust Series 1	399,189	128,107
Lifestyle Conservative Trust Series 0	134,704	114,404
Lifestyle Conservative Trust Series 1	122,721	43,539
Lifestyle Growth Trust Series 0	5,616,469	858,491
Lifestyle Growth Trust Series 1	349,262	349,584
Lifestyle Moderate Trust Series 0	582,507	117,820
Lifestyle Moderate Trust Series 1	72,261	13,749
Managed Trust Series 0	63,523	7,817
Mid Cap Index Trust Series 0	187,793	18,775
Mid Cap Index Trust Series 1	44,312	22,731

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

	Purchases	Sales
Sub-accounts:
Mid Cap Intersection Trust Series 0	$1,110	—
Mid Cap Stock Trust Series 0	494,412	171,963
Mid Cap Stock Trust Series 1	104,159	61,081
Mid Cap Value Trust Series 0	120,059	8,528
Mid Cap Value Trust Series 1	130,114	25,935
Mid Value Trust Series 0	596,523	302,489
Money Market Trust B Series 0	7,925,077	6,085,953
Money Market Trust Series 1	658,269	1,151,385
Natural Resources Trust Series 0	328,332	61,858
Natural Resources Trust Series 1	155,349	59,668
Overseas Equity Trust Series 0	65,476	7,407
Pacific Rim Trust Series 0	56,938	3,646
Pacific Rim Trust Series 1	83,177	28,634
Quantitative All Cap Trust Series 0	12,023	651
Quantitative All Cap Trust Series 1	18,740	2,217
Quantitative Mid Cap Trust Series 0	3,889	89
Quantitative Mid Cap Trust Series 1	43,853	3,000
Quantitative Value Trust Series 0	4,874	266
Real Estate Securities Trust Series 0	928,828	408,252
Real Estate Securities Trust Series 1	249,050	28,331
Real Return Bond Trust Series 0	208,291	120,061
Real Return Bond Trust Series 1	1,314	1,219
Science & Technology Trust Series 0	53,106	7,802
Science & Technology Trust Series 1	49,934	22,450
Short-Term Bond Trust Series 0	16,600	1,572
Small Cap Growth Trust Series 0	1,904	922
Small Cap Index Trust Series 0	375,602	158,122
Small Cap Index Trust Series 1	42,075	7,395
Small Cap Opportunities Trust Series 0	56,935	13,258
Small Cap Opportunities Trust Series 1	31,513	5,369
Small Cap Trust Series 0	7,469	1,034
Small Cap Trust Series 1	4,852	2,648
Small Cap Value Trust Series 0	19,699	2,288
Small Cap Value Trust Series 1	19,547	49
Small Company Trust Series 1	5,751	656
Small Company Value Trust Series 0	127,313	53,708
Small Company Value Trust Series 1	129,206	61,278
Special Value Trust Series 0	5,962	5,233
Special Value Trust Series 1	8,204	17,058
Strategic Bond Trust Series 0	2,682	1,001
Strategic Bond Trust Series 1	81,020	19,924
Strategic Income Trust Series 0	16,068	4,695
Strategic Income Trust Series 1	5,385	847
Strategic Opportunities Trust Series 1	2,784	202,965
Total Bond Market Trust B Series 0	16,158	827
Total Return Trust Series 0	199,292	68,511
Total Return Trust Series 1	118,701	36,669
Total Stock Market Index Trust Series 0	36,307	1,951
Total Stock Market Index Trust Series 1	18,303	8,507
U.S. Core Trust Series 0	429	204
U.S. Core Trust Series 1	108,829	38,168
U.S. Global Leaders Growth Trust Series 0	2,416	897

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

	Purchases	Sales
Sub-accounts:
U.S. Global Leaders Growth Trust Series 1	$1,821	$2,125
U.S. Government Securities Trust Series 0	18,102	2,525
U.S. Government Securities Trust Series 1	143,950	60,737
U.S. High Yield Bond Trust Series 0	14,156	484
U.S. High Yield Bond Trust Series 1	4,107	650
U.S. Large Cap Trust Series 0	297,810	83,533
U.S. Large Cap Trust Series 1	55,252	57,133
Utilities Trust Series 0	299,505	62,735
Utilities Trust Series 1	43,087	12,730
Value Trust Series 0	25,639	14,991
Value Trust Series 1	175,147	35,385
All Asset Portfolio Series 1	5,015	608
CSI Equity Trust	30,857	1,177

	$35,753,297	$15,005,057

5.	Transaction with Affiliates

John Hancock Distributors LLC, a registered broker-dealer and wholly owned subsidiary of JHUSA, acts as the principal underwriter of the Contracts pursuant to a distribution agreement with the Company. Contracts are sold by registered representatives of either John Hancock Distributors LLC or other broker-dealers having distribution agreements with John Hancock Distributors LLC who are also authorized as variable life insurance agents under applicable state insurance laws. Registered representatives are compensated on a commission basis.

JHUSA has a formal service agreement with its ultimate parent company, MFC, which can be terminated by either party upon two months’ notice. Under this Agreement, JHUSA pays for legal, actuarial, investment and certain other administrative services.

The majority of the investments held by the Account are invested in the Trust (Note 1).

6.	Diversification Requirements

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. Under the provisions of Section 817(h) of the Code, a variable life contract will not be treated as a life contract for federal tax purposes for any period for which the investments of the Account on which the contract is based are not adequately diversified. The Code provides that the “adequately diversified” requirement may be met if the underlying investments satisfy either a statutory safe harbour test or diversification requirements set forth in regulations issued by the Secretary of Treasury. The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	500 Index Trust B Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (k)
Units, beginning of period	7,938	1,378	—
Units issued	11,409	7,702	1,443
Units redeemed	(3,069)	(1,142)	(65)

Units, end of period	16,278	7,938	1,378

Unit value, end of period $	26.53	15.76 to 25.20	13.63
Assets, end of period $	416,002	185,449	18,787
Investment income ratio*	3.27%	0.26%	0.00%
Total return, lowest to highest**	1.47% to 5.25%	13.10% to 15.56%	9.07%

(k)	Reflects the period from commencement of operations on May 2, 2005 through December 31, 2005.

	Sub-Account
	500 Index Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	70,520	62,342	60,823	34,393	17,368
Units issued	11,331	22,234	11,060	32,006	21,523
Units redeemed	(18,659)	(14,056)	(9,541)	(5,576)	(4,498)

Units, end of period	63,192	70,520	62,342	60,823	34,393

Unit value, end of period $	13.66	13.02	11.30	10.83	9.82
Assets, end of period $	862,934	918,027	704,129	658,730	337,825
Investment income ratio*	2.17%	0.86%	1.50%	0.84%	0.71%
Total return, lowest to highest**	4.90%	15.27%	4.29%	10.26%	28.00%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Active Bond Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	3	—
Units issued	56	5
Units redeemed	(23)	(2)

Units, end of period	36	3

Unit value, end of period $	44.78	43.05
Assets, end of period $	1,597	155
Investment income ratio*	12.84%	0.20%
Total return, lowest to highest**	2.87% to 4.03%	4.54% to 5.10%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Active Bond Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (k)
Units, beginning of period	26,454	25,013	—
Units issued	3,681	3,756	27,106
Units redeemed	(3,468)	(2,315)	(2,093)

Units, end of period	26,667	26,454	25,013

Unit value, end of period $	13.80	13.26	12.70
Assets, end of period $	367,917	350,777	317,641
Investment income ratio*	8.80%	2.70%	0.00%
Total return, lowest to highest**	4.05%	4.42%	1.59%

(k)	Reflects the period from commencement of operations on May 2, 2005 through December 31, 2005.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	All Asset Portfolio Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,251	—
Units issued	212	1,300
Units redeemed	(38)	(49)

Units, end of period	1,425	1,251

Unit value, end of period $	16.72	15.48
Assets, end of period $	23,822	19,361
Investment income ratio*	7.35%	5.67%
Total return, lowest to highest**	8.00%	4.36%

(n)	Fund available in prior year but no activity.

Sub-Account
All Cap Core Trust Series 0
Year Ended Dec. 31/07 (n)
Units, beginning of period	—
Units issued	1,343
Units redeemed	(100)

Units, end of period	1,243

Unit value, end of period $	13.34
Assets, end of period $	16,581
Investment income ratio*	1.24%
Total return, lowest to highest**	0.17% to 2.70%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	All Cap Core Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	12,178	15,363	15,972	22,110	18,944
Units issued	27,487	983	1,909	3,535	6,116
Units redeemed	(5,732)	(4,168)	(2,518)	(9,673)	(2,950)

Units, end of period	33,933	12,178	15,363	15,972	22,110

Unit value, end of period $	11.27	10.98	9.56	8.77	7.54
Assets, end of period $	382,354	133,649	146,942	140,054	166,666
Investment income ratio*	1.64%	0.65%	0.75%	0.39%	0.00%
Total return, lowest to highest**	2.66%	14.75%	9.08%	16.32%	31.55%

	Sub-Account
	All Cap Growth Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	9	—
Units issued	83	14
Units redeemed	(35)	(5)

Units, end of period	57	9

Unit value, end of period $	13.92	12.42
Assets, end of period $	788	116
Investment income ratio*	0.21%	0.00%
Total return, lowest to highest**	4.36% to 12.08%	5.38% to 6.63%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	All Cap Growth Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	7,890	6,624	8,720	11,094	9,404
Units issued	1,744	1,860	1,838	2,545	2,997
Units redeemed	(3,250)	(594)	(3,934)	(4,919)	(1,307)

Units, end of period	6,384	7,890	6,624	8,720	11,094

Unit value, end of period $	13.28	11.85	11.12	10.20	9.58
Assets, end of period $	84,784	93,513	73,666	88,974	106,273
Investment income ratio*	0.05%	0.00%	0.00%	0.00%	0.00%
Total return, lowest to highest**	12.05%	6.57%	8.99%	6.52%	29.24%

	Sub-Account
	All Cap Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	788	—
Units issued	2,785	806
Units redeemed	(385)	(18)

Units, end of period	3,188	788

Unit value, end of period $	13.74	12.64
Assets, end of period $	43,799	9,953
Investment income ratio*	3.10%	0.00%
Total return, lowest to highest**	2.47% to 8.68%	6.65% to 13.82%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	All Cap Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	8,697	8,538	7,732	22,808	24,771
Units issued	331	394	1,030	256	418
Units redeemed	(212)	(235)	(224)	(15,332)	(2,381)

Units, end of period	8,816	8,697	8,538	7,732	22,808

Unit value, end of period $	19.02	17.55	15.44	14.60	12.59
Assets, end of period $	167,627	152,657	131,790	112,900	287,241
Investment income ratio*	1.79%	0.93%	0.53%	0.36%	0.08%
Total return, lowest to highest**	8.32%	13.71%	5.71%	15.96%	38.36%

	Sub-Account
	American Blue Chip Income and Growth Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04 (n)
Units, beginning of period	4,332	904	426	—
Units issued	4,344	5,756	698	439
Units redeemed	(676)	(2,328)	(220)	(13)

Units, end of period	8,000	4,332	904	426

Unit value, end of period $	13.21 to 19.72	12.99 to 19.40	16.58	15.53
Assets, end of period $	121,308	65,286	14,986	6,621
Investment income ratio*	2.85%	0.29%	0.20%	0.00%
Total return, lowest to highest**	(2.84%) to 1.65%	13.18% to 16.99%	6.76%	9.32%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	American Bond Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	212	—
Units issued	5,686	228
Units redeemed	(2,701)	(16)

Units, end of period	3,197	212

Unit value, end of period $	11.10 to 13.87	10.78 to 13.47
Assets, end of period $	35,476	2,284
Investment income ratio*	4.78%	0.00%
Total return, lowest to highest**	2.36% to 2.96%	5.39% to 6.57%

(n)	Fund available in prior year but no activity.

	Sub-Account
	American Growth Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03 (m)
Units, beginning of period	17,752	7,376	876	356	—
Units issued	20,581	14,117	6,844	629	372
Units redeemed	(7,528)	(3,741)	(344)	(109)	(16)

Units, end of period	30,805	17,752	7,376	876	356

Unit value, end of period $	14.71 to 22.15	13.15 to 19.79	18.02	15.57	13.89
Assets, end of period $	576,558	315,611	132,931	13,637	4,942
Investment income ratio*	1.18%	0.25%	0.00%	0.00%	0.00%
Total return, lowest to highest**	3.36% to 11.94%	8.22% to 9.80%	15.79%	12.10%	11.09%

(m)	Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	American Growth-Income Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03 (m)
Units, beginning of period	53,718	26,256	14,681	469	—
Units issued	21,660	31,289	16,824	14,683	490
Units redeemed	(5,093)	(3,827)	(5,249)	(471)	(21)

Units, end of period	70,285	53,718	26,256	14,681	469

Unit value, end of period $	13.20 to 19.70	12.61 to 18.83	16.40	15.56	14.15
Assets, end of period $	1,274,002	935,931	430,661	228,373	6,640
Investment income ratio*	3.13%	1.12%	0.52%	0.47%	0.00%
Total return, lowest to highest**	(0.67%) to 4.64%	11.61% to 14.80%	5.44%	9.96%	13.18%

(m)	Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

	Sub-Account
	American International Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03 (m)
Units, beginning of period	11,401	7,600	1,042	169	—
Units issued	23,067	9,241	6,830	934	181
Units redeemed	(7,543)	(5,440)	(272)	(61)	(12)

Units, end of period	26,925	11,401	7,600	1,042	169

Unit value, end of period $	17.60 to 30.98	14.72 to 25.91	21.86	18.05	15.19
Assets, end of period $	608,090	247,724	166,111	18,804	2,559
Investment income ratio*	2.44%	0.86%	0.27%	0.18%	0.00%
Total return, lowest to highest**	9.35% to 19.58%	10.32% to 18.54%	21.07%	18.88%	21.48%

(m)	Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Blue Chip Growth Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	193	—
Units issued	3,090	281
Units redeemed	(1,606)	(88)

Units, end of period	1,677	193

Unit value, end of period $	69.05	61.21
Assets, end of period $	115,809	11,843
Investment income ratio*	1.03%	0.04%
Total return, lowest to highest**	5.35% to 12.81%	9.59% to 10.44%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Blue Chip Growth Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	59,046	54,238	55,058	44,396	30,144
Units issued	9,241	11,264	9,424	13,515	19,258
Units redeemed	(10,064)	(6,456)	(10,244)	(2,853)	(5,006)

Units, end of period	58,223	59,046	54,238	55,058	44,396

Unit value, end of period $	13.50	11.98	10.93	10.35	9.49
Assets, end of period $	786,228	707,195	592,796	569,861	421,441
Investment income ratio*	0.72%	0.19%	0.40%	0.11%	0.04%
Total return, lowest to highest**	12.75%	9.58%	5.60%	9.03%	29.16%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Capital Appreciation Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	131	—
Units issued	307	163
Units redeemed	(60)	(32)

Units, end of period	378	131

Unit value, end of period $	13.89	12.43
Assets, end of period $	5,252	1,636
Investment income ratio*	0.54%	0.00%
Total return, lowest to highest**	7.66% to 11.70%	2.38% to 7.46%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Capital Appreciation Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	16,776	1,128	1,150	602	325
Units issued	2,248	17,599	199	595	333
Units redeemed	(1,212)	(1,951)	(221)	(47)	(56)

Units, end of period	17,812	16,776	1,128	1,150	602

Unit value, end of period $	14.18	12.71	12.43	10.90	9.97
Assets, end of period $	252,611	213,159	14,011	12,533	6,007
Investment income ratio*	0.30%	0.00%	0.00%	0.00%	0.00%
Total return, lowest to highest**	11.61%	2.26%	13.99%	9.33%	29.47%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Classic Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,264	—
Units issued	3,807	1,479
Units redeemed	(1,081)	(215)

Units, end of period	3,990	1,264

Unit value, end of period $	11.44	13.09
Assets, end of period $	45,655	16,538
Investment income ratio*	2.65%	8.62%
Total return, lowest to highest**	(12.58%) to (12.50%)	13.46% to 16.14%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Classic Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (k)
Units, beginning of period	109	23	—
Units issued	99	87	23
Units redeemed	(11)	(1)	—

Units, end of period	197	109	23

Unit value, end of period $	15.44	17.67	15.22
Assets, end of period $	3,039	1,923	349
Investment income ratio*	1.99%	2.20%	1.20%
Total return, lowest to highest**	(12.58%)	16.04%	9.42%

(k)	Reflects the period from commencement of operations on May 2, 2005 through December 31, 2005.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

Sub-Account
Core Bond Trust Series 0
Year Ended Dec. 31/07 (n)
Units, beginning of period	—
Units issued	123
Units redeemed	—

Units, end of period	123

Unit value, end of period $	11.15
Assets, end of period $	1,367
Investment income ratio*	89.64%
Total return, lowest to highest**	4.77% to 6.36%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Core Bond Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,171	—
Units issued	174	1,187
Units redeemed	(47)	(16)

Units, end of period	1,298	1,171

Unit value, end of period $	13.93	13.11
Assets, end of period $	18,077	15,356
Investment income ratio*	7.20%	0.00%
Total return, lowest to highest**	6.27%	3.79%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Core Equity Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	13	—
Units issued	143	19
Units redeemed	(68)	(6)

Units, end of period	88	13

Unit value, end of period $	11.59	12.31
Assets, end of period $	1,026	166
Investment income ratio*	0.06%	0.00%
Total return, lowest to highest**	(6.41%) to (5.85%)	6.73% to 12.62%

(n)	Fund available in prior year but no activity.

Sub-Account
CSI Equity Trust
Year Ended Dec. 31/07 (n)
Units, beginning of period	—
Units issued	1,536
Units redeemed	(64)

Units, end of period	1,472

Unit value, end of period $	18.48
Assets, end of period $	27,204
Investment income ratio*	3.40%
Total return, lowest to highest**	4.87% to 8.61%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

Sub-Account
Dynamic Growth Trust Series 0
Year Ended Dec. 31/07 (n)
Units, beginning of period	—
Units issued	1
Units redeemed	(1)

Units, end of period	—

Unit value, end of period $	14.19
Assets, end of period $	6
Investment income ratio*	0.00%
Total return, lowest to highest**	1.69% to 9.44%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Dynamic Growth Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	8,090	10,609	15,366	56,383	11,187
Units issued	755	835	1,666	4,592	48,352
Units redeemed	(1,884)	(3,354)	(6,423)	(45,609)	(3,156)

Units, end of period	6,961	8,090	10,609	15,366	56,383

Unit value, end of period $	6.61	6.05	5.45	4.85	4.41
Assets, end of period $	45,975	48,900	57,773	74,472	248,532
Investment income ratio*	0.00%	0.00%	0.00%	0.00%	0.00%
Total return, lowest to highest**	9.27%	11.02%	12.40%	10.01%	29.04%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Emerging Growth Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	8,983	—
Units issued	3,720	9,038
Units redeemed	(692)	(55)

Units, end of period	12,011	8,983

Unit value, end of period $	13.88	13.34
Assets, end of period $	166,677	119,843
Investment income ratio*	0.18%	0.00%
Total return, lowest to highest**	0.36% to 4.02%	2.01% to 11.59%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Emerging Growth Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03 (l)
Units, beginning of period	1,403	270	192	31	—
Units issued	180	1,240	97	174	31
Units redeemed	(64)	(107)	(19)	(13)	—

Units, end of period	1,519	1,403	270	192	31

Unit value, end of period $	21.82	21.00	18.82	17.48	16.35
Assets, end of period $	33,135	29,477	5,087	3,358	507
Investment income ratio*	0.12%	0.00%	0.00%	0.00%	0.00%
Total return, lowest to highest**	3.88%	11.59%	7.65%	6.90%	30.84%

(l)	Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

Sub-Account
Emerging Markets Value Trust Series 0
Year Ended Dec. 31/07 (f)
Units, beginning of period	—
Units issued	31
Units redeemed	(9)

Units, end of period	22

Unit value, end of period $	11.99
Assets, end of period $	262
Investment income ratio*	2.32%
Total return, lowest to highest**	7.16% to 19.94%

(f)	Reflects the period from commencement of operations on April 30, 2007 through December 31, 2007.

	Sub-Account
	Emerging Small Company Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	64	—
Units issued	814	82
Units redeemed	(45)	(18)

Units, end of period	833	64

Unit value, end of period $	12.83	11.87
Assets, end of period $	10,696	764
Investment income ratio*	0.00%	0.00%
Total return, lowest to highest**	0.05% to 8.08%	(1.27%) to 2.44%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Emerging Small Company Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	3,582	3,818	3,347	5,076	4,723
Units issued	174	533	1,469	1,042	1,128
Units redeemed	(1,413)	(769)	(998)	(2,771)	(775)

Units, end of period	2,343	3,582	3,818	3,347	5,076

Unit value, end of period $	16.61	15.38	15.01	14.29	12.82
Assets, end of period $	38,922	55,094	57,331	47,846	65,061
Investment income ratio*	0.00%	0.00%	0.00%	0.00%	0.00%
Total return, lowest to highest**	8.05%	2.41%	5.05%	11.51%	39.73%

	Sub-Account
	Equity-Income Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	363	—
Units issued	23,890	405
Units redeemed	(10,549)	(42)

Units, end of period	13,704	363

Unit value, end of period $	30.29	29.30
Assets, end of period $	415,087	10,628
Investment income ratio*	3.42%	0.00%
Total return, lowest to highest**	(0.41%) to 3.39%	14.00% to 19.05%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Equity-Income Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	27,570	25,710	30,571	23,364	23,882
Units issued	10,346	7,808	7,052	16,065	22,005
Units redeemed	(2,995)	(5,948)	(11,913)	(8,858)	(22,523)

Units, end of period	34,921	27,570	25,710	30,571	23,364

Unit value, end of period $	18.41	17.81	14.96	14.40	12.54
Assets, end of period $	642,765	491,041	384,717	440,193	293,022
Investment income ratio*	2.96%	1.48%	1.21%	1.14%	1.39%
Total return, lowest to highest**	3.35%	19.02%	3.92%	14.81%	25.58%

	Sub-Account
	Financial Services Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	38	—
Units issued	3,579	49
Units redeemed	(287)	(11)

Units, end of period	3,330	38

Unit value, end of period $	21.29	22.83
Assets, end of period $	70,882	860
Investment income ratio*	2.04%	0.00%
Total return, lowest to highest**	(6.73%) to (3.84%)	19.86% to 23.16%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Financial Services Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	7,229	6,809	6,538	4,277	632
Units issued	1,398	919	590	2,661	3,851
Units redeemed	(1,149)	(499)	(319)	(400)	(206)

Units, end of period	7,478	7,229	6,809	6,538	4,277

Unit value, end of period $	17.74	19.04	15.46	14.09	12.76
Assets, end of period $	132,656	137,620	105,283	92,098	54,574
Investment income ratio*	1.22%	0.35%	0.37%	0.37%	0.05%
Total return, lowest to highest**	(6.81%)	23.11%	9.78%	10.38%	33.58%

	Sub-Account
	Fundamental Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	77	—
Units issued	26,145	136
Units redeemed	(12,124)	(59)

Units, end of period	14,098	77

Unit value, end of period $	13.20	12.68
Assets, end of period $	186,091	975
Investment income ratio*	2.19%	0.00%
Total return, lowest to highest**	1.75% to 4.08%	12.76% to 14.55%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Fundamental Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	16,548	20,132	11,529	8,641	4,281
Units issued	10,471	4,722	11,202	4,284	6,091
Units redeemed	(2,113)	(8,306)	(2,599)	(1,396)	(1,731)

Units, end of period	24,906	16,548	20,132	11,529	8,641

Unit value, end of period $	18.50	17.78	15.53	14.27	12.76
Assets, end of period $	460,770	294,245	312,615	164,493	110,274
Investment income ratio*	1.72%	0.86%	0.32%	0.47%	0.19%
Total return, lowest to highest**	4.04%	14.51%	8.85%	11.80%	29.83%

	Sub-Account
	Global Allocation Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	16	—
Units issued	1,016	23
Units redeemed	(25)	(7)

Units, end of period	1,007	16

Unit value, end of period $	12.93	12.31
Assets, end of period $	13,022	204
Investment income ratio*	19.26%	0.46%
Total return, lowest to highest**	2.47% to 5.06%	9.71% to 13.58%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Global Allocation Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	3,608	3,597	3,470	2,732	848
Units issued	2,389	1,742	452	928	1,997
Units redeemed	(273)	(1,731)	(325)	(190)	(113)

Units, end of period	5,724	3,608	3,597	3,470	2,732

Unit value, end of period $	14.54	13.83	12.18	11.47	10.18
Assets, end of period $	83,210	49,883	43,823	39,805	27,793
Investment income ratio*	7.50%	0.84%	0.93%	0.98%	0.22%
Total return, lowest to highest**	5.14%	13.50%	6.20%	12.73%	26.43%

	Sub-Account
	Global Bond Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	5,545	—
Units issued	3,005	5,572
Units redeemed	(539)	(27)

Units, end of period	8,011	5,545

Unit value, end of period $	22.37	20.41
Assets, end of period $	179,201	113,181
Investment income ratio*	7.93%	0.00%
Total return, lowest to highest**	7.85% to 9.61%	1.63% to 5.27%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Global Bond Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	19,361	16,616	10,497	2,551	308
Units issued	4,338	4,861	6,724	8,329	3,520
Units redeemed	(1,538)	(2,116)	(605)	(383)	(1,277)

Units, end of period	22,161	19,361	16,616	10,497	2,551

Unit value, end of period $	15.70	14.32	13.60	14.56	13.21
Assets, end of period $	347,952	277,265	226,054	152,809	33,688
Investment income ratio*	7.50%	0.00%	4.02%	1.92%	1.86%
Total return, lowest to highest**	9.64%	5.26%	(6.54%)	10.24%	15.40%

	Sub-Account
	Global Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	2,705	—
Units issued	1,807	4,115
Units redeemed	(315)	(1,410)

Units, end of period	4,197	2,705

Unit value, end of period $	13.75	13.57
Assets, end of period $	57,695	36,705
Investment income ratio*	2.20%	0.00%
Total return, lowest to highest**	(1.71%) to 1.32%	12.88% to 20.42%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Global Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	15,633	13,660	10,170	7,868	6,705
Units issued	1,996	3,448	4,290	2,852	13,942
Units redeemed	(4,607)	(1,475)	(800)	(550)	(12,779)

Units, end of period	13,022	15,633	13,660	10,170	7,868

Unit value, end of period $	15.11	14.91	12.39	11.19	9.75
Assets, end of period $	196,783	233,132	169,295	113,832	76,744
Investment income ratio*	2.27%	1.20%	1.17%	1.62%	0.48%
Total return, lowest to highest**	1.34%	20.32%	10.72%	14.75%	27.46%

	Sub-Account
	Growth & Income Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (p)
Units, beginning of period	78	—
Units issued	763	82
Units redeemed	(106)	(4)

Units, end of period	735	78

Unit value, end of period $	82.20	78.98
Assets, end of period $	60,416	6,167
Investment income ratio*	2.05%	0.00%
Total return, lowest to highest**	1.54% to 4.07%	11.54% to 12.72%

(p)	Fund renamed on May 1, 2006. Previously known as Growth & Income II Trust. Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Health Sciences Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,264	—
Units issued	2,035	1,285
Units redeemed	(526)	(21)

Units, end of period	2,773	1,264

Unit value, end of period $	17.26	14.66
Assets, end of period $	47,855	18,523
Investment income ratio*	0.00%	0.00%
Total return, lowest to highest**	11.46% to 17.73%	8.44% to 13.10%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Health Sciences Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	10,045	7,865	7,240	6,320	4,548
Units issued	1,818	2,638	1,182	1,376	2,304
Units redeemed	(405)	(458)	(557)	(456)	(532)

Units, end of period	11,458	10,045	7,865	7,240	6,320

Unit value, end of period $	22.23	18.89	17.43	15.48	13.42
Assets, end of period $	254,704	189,754	137,096	112,026	84,810
Investment income ratio*	0.00%	0.00%	0.00%	0.00%	0.00%
Total return, lowest to highest**	17.67%	8.37%	12.64%	15.31%	36.22%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	High Yield Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	10,763	—
Units issued	8,735	10,771
Units redeemed	(2,758)	(8)

Units, end of period	16,740	10,763

Unit value, end of period $	13.03	12.82
Assets, end of period $	218,136	138,004
Investment income ratio*	13.38%	0.00%
Total return, lowest to highest**	1.64% to 3.36%	7.71% to 10.48%

(n) Fund available in prior year but no activity.

	Sub-Account
	High Yield Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	10,385	10,591	15,031	21,088	17,585
Units issued	1,736	1,881	1,853	5,217	22,865
Units redeemed	(765)	(2,087)	(6,293)	(11,274)	(19,362)

Units, end of period	11,356	10,385	10,591	15,031	21,088

Unit value, end of period $	13.81	13.59	12.31	11.88	10.69
Assets, end of period $	156,937	141,218	130,490	178,566	225,553
Investment income ratio*	13.17%	6.77%	5.47%	5.11%	5.29%
Total return, lowest to highest**	1.62%	10.35%	3.69%	11.06%	24.41%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

Sub-Account
Income & Value Trust Series 0
Year Ended Dec. 31/07 (n)
Units, beginning of period	—
Units issued	2,021
Units redeemed	(73)

Units, end of period	1,948

Unit value, end of period $	11.93
Assets, end of period $	23,243
Investment income ratio*	8.14%
Total return, lowest to highest**	(1.62%) to 1.11%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Income & Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	12,741	11,488	11,677	7,571	6,278
Units issued	2,408	2,250	1,768	5,225	2,022
Units redeemed	(768)	(997)	(1,957)	(1,119)	(729)

Units, end of period	14,381	12,741	11,488	11,677	7,571

Unit value, end of period $	14.94	14.78	13.60	12.92	12.00
Assets, end of period $	214,829	188,250	156,202	150,894	90,892
Investment income ratio*	4.09%	1.93%	1.60%	0.98%	1.85%
Total return, lowest to highest**	1.11%	8.66%	5.22%	7.65%	26.48%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	International Core Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (o)
Units, beginning of period	17	—
Units issued	14,581	18
Units redeemed	(6,369)	(1)

Units, end of period	8,229	17

Unit value, end of period $	16.55	14.84
Assets, end of period $	136,150	243
Investment income ratio*	2.85%	0.00%
Total return, lowest to highest**	3.06% to 11.46%	12.48% to 24.81%

(o)	Fund renamed on May 1, 2006. Previously known as International Stock Trust. Fund available in prior year but no activity.

	Sub-Account
	International Core Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (j)	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	9,008	6,260	6,294	8,503	8,214
Units issued	616	3,307	1,468	1,831	1,662
Units redeemed	(2,674)	(559)	(1,502)	(4,040)	(1,373)

Units, end of period	6,950	9,008	6,260	6,294	8,503

Unit value, end of period $	15.63	14.02	11.24	9.69	8.39
Assets, end of period $	108,588	126,337	70,365	61,015	71,313
Investment income ratio*	1.97%	0.57%	0.71%	0.66%	0.48%
Total return, lowest to highest**	11.42%	24.77%	15.94%	15.60%	30.27%

(j)	Fund renamed on May 1, 2006. Previously known as International Stock Trust.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	International Equity Index Trust A Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (h)	Year Ended Dec. 31/04 (a)
Units, beginning of period	6,380	5,918	2,431	—
Units issued	2,071	1,015	3,675	2,492
Units redeemed	(3,881)	(553)	(188)	(61)

Units, end of period	4,570	6,380	5,918	2,431

Unit value, end of period $	25.00	21.66	17.26	14.81
Assets, end of period $	114,279	138,207	102,169	35,999
Investment income ratio*	3.92%	0.76%	0.58%	0.51%
Total return, lowest to highest**	15.42%	25.48%	16.61%	18.44%

(h)	Fund renamed on May 2, 2005. Previously known as International Equity Index Fund.
(a)	Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

	Sub-Account
	International Equity Index Trust B Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	683	—
Units issued	2,948	2,503
Units redeemed	(488)	(1,820)

Units, end of period	3,143	683

Unit value, end of period $	47.69	41.18
Assets, end of period $	149,880	28,112
Investment income ratio*	5.34%	0.00%
Total return, lowest to highest**	6.22% to 15.82%	15.34% to 27.11%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	International Opportunities Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	7,441	—
Units issued	6,627	7,463
Units redeemed	(1,980)	(22)

Units, end of period	12,088	7,441

Unit value, end of period $	18.51	15.41
Assets, end of period $	223,721	114,679
Investment income ratio*	1.79%	0.00%
Total return, lowest to highest**	14.07% to 20.10%	13.70% to 23.96%

(n)	Fund available in prior year but no activity.

	Sub-Account
	International Opportunities Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (k)
Units, beginning of period	1,532	547	—
Units issued	7,316	1,113	551
Units redeemed	(902)	(128)	(4)

Units, end of period	7,946	1,532	547

Unit value, end of period $	23.10	19.23	15.53
Assets, end of period $	183,534	29,465	8,493
Investment income ratio*	1.83%	0.47%	0.00%
Total return, lowest to highest**	20.10%	23.84%	24.24%

(k)	Reflects the period from commencement of operations on May 2, 2005 through December 31, 2005.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	International Small Cap Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,236	—
Units issued	7,734	1,273
Units redeemed	(3,121)	(37)

Units, end of period	5,849	1,236

Unit value, end of period $	15.73	14.27
Assets, end of period $	91,997	17,638
Investment income ratio*	3.42%	0.00%
Total return, lowest to highest**	(8.01%) to 10.20%	13.15% to 27.73%

(n)	Fund available in prior year but no activity.

	Sub-Account
	International Small Cap Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	7,055	6,861	3,671	5,539	5,297
Units issued	1,564	1,251	3,625	1,251	1,057
Units redeemed	(3,813)	(1,057)	(435)	(3,119)	(815)

Units, end of period	4,806	7,055	6,861	3,671	5,539

Unit value, end of period $	21.32	19.36	15.16	13.77	11.37
Assets, end of period $	102,457	136,582	103,993	50,538	62,981
Investment income ratio*	3.06%	1.06%	0.79%	0.09%	0.00%
Total return, lowest to highest**	10.13%	27.72%	10.10%	21.07%	54.95%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	International Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	2,492	—
Units issued	6,247	3,776
Units redeemed	(2,662)	(1,284)

Units, end of period	6,077	2,492

Unit value, end of period $	15.95	14.55
Assets, end of period $	96,901	36,267
Investment income ratio*	4.31%	1.61%
Total return, lowest to highest**	5.24% to 9.61%	17.67% to 29.61%

(n)	Fund available in prior year but no activity.

	Sub-Account
	International Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	18,705	14,042	9,724	3,385	1,222
Units issued	3,518	6,436	7,069	7,075	2,769
Units redeemed	(4,548)	(1,773)	(2,751)	(736)	(606)

Units, end of period	17,675	18,705	14,042	9,724	3,385

Unit value, end of period $	24.81	22.65	17.48	15.81	13.01
Assets, end of period $	438,521	423,740	245,465	153,774	44,038
Investment income ratio*	4.27%	1.63%	0.86%	1.09%	0.69%
Total return, lowest to highest**	9.52%	29.60%	10.54%	21.55%	44.87%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Investment Quality Bond Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,070	—
Units issued	334	9,465
Units redeemed	(212)	(8,395)

Units, end of period	1,192	1,070

Unit value, end of period $	11.15	10.50
Assets, end of period $	13,287	11,233
Investment income ratio*	9.33%	0.07%
Total return, lowest to highest**	4.83% to 6.23%	3.64% to 4.76%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Investment Quality Bond Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	26,647	25,320	22,899	26,345	18,344
Units issued	2,980	4,806	3,205	6,592	21,208
Units redeemed	(2,515)	(3,479)	(784)	(10,038)	(13,207)

Units, end of period	27,112	26,647	25,320	22,899	26,345

Unit value, end of period $	16.14	15.20	14.67	14.35	13.69
Assets, end of period $	437,622	404,971	371,559	328,600	360,700
Investment income ratio*	9.08%	6.08%	5.46%	5.87%	4.53%
Total return, lowest to highest**	6.21%	3.57%	2.26%	4.81%	7.32%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Large Cap Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	—	—
Units issued	127	3
Units redeemed	(24)	(3)

Units, end of period	103	—

Unit value, end of period $	12.96	12.77
Assets, end of period $	1,339	10
Investment income ratio*	1.88%	0.00%
Total return, lowest to highest**	(1.46%) to 1.53%	13.60% to 14.38%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Large Cap Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (k)
Units, beginning of period	1,132	198	—
Units issued	12,344	960	202
Units redeemed	(1,177)	(26)	(4)

Units, end of period	12,299	1,132	198

Unit value, end of period $	16.19	15.97	13.96
Assets, end of period $	199,133	18,073	2,765
Investment income ratio*	0.92%	0.14%	0.00%
Total return, lowest to highest**	1.40%	14.36%	11.70%

(k)	Reflects the period from commencement of operations on May 2, 2005 through December 31, 2005.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Large Cap Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	18,023	—
Units issued	16,231	19,377
Units redeemed	(5,200)	(1,354)

Units, end of period	29,054	18,023

Unit value, end of period $	14.03	13.43
Assets, end of period $	407,689	242,139
Investment income ratio*	1.19%	0.19%
Total return, lowest to highest**	0.67% to 4.45%	11.34% to 16.03%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Large Cap Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03 (l)
Units, beginning of period	9,737	3,943	4,272	2,868	—
Units issued	1,449	6,387	4,868	1,737	2,893
Units redeemed	(3,901)	(593)	(5,197)	(333)	(25)

Units, end of period	7,285	9,737	3,943	4,272	2,868

Unit value, end of period $	27.16	26.02	22.44	19.43	15.96
Assets, end of period $	197,865	253,348	88,500	83,020	45,759
Investment income ratio*	0.89%	0.38%	0.00%	0.82%	0.00%
Total return, lowest to highest**	4.38%	15.94%	15.48%	21.80%	27.65%

(l)	Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Lifestyle Aggressive Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (q)
Units, beginning of period	14,198	—
Units issued	108,697	15,635
Units redeemed	(19,921)	(1,437)

Units, end of period	102,974	14,198

Unit value, end of period $	14.50	13.34
Assets, end of period $	1,492,978	189,453
Investment income ratio*	8.15%	0.03%
Total return, lowest to highest**	2.48% to 8.66%	10.16% to 15.48%

(q)	Fund renamed on May 1, 2006. Previously known as Lifestyle Aggressive 1000 Trust. Fund available in prior year but no activity.

	Sub-Account
	Lifestyle Aggressive Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (y)	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	14,854	5,780	4,195	1,349	1,202
Units issued	6,576	9,617	2,974	3,203	325
Units redeemed	(8,171)	(543)	(1,389)	(357)	(178)

Units, end of period	13,259	14,854	5,780	4,195	1,349

Unit value, end of period $	15.91	14.66	12.70	11.48	9.89
Assets, end of period $	210,999	217,765	73,397	48,151	13,337
Investment income ratio*	8.45%	4.98%	1.49%	0.51%	0.41%
Total return, lowest to highest**	8.56%	15.45%	10.64%	16.06%	34.90%

(y)	Fund renamed on May 1, 2006. Previously known as Lifestyle Aggressive 1000 Trust.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Lifestyle Balanced Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (r)
Units, beginning of period	137,786	—
Units issued	289,926	143,814
Units redeemed	(40,393)	(6,028)

Units, end of period	387,319	137,786

Unit value, end of period $	13.19	12.37
Assets, end of period $	5,107,767	1,704,547
Investment income ratio*	9.46%	0.66%
Total return, lowest to highest**	3.29% to 6.60%	9.80% to 12.80%

(r)	Fund renamed on May 1, 2006. Previously known as Lifestyle Balanced 640 Trust. Fund available in prior year but no activity.

	Sub-Account
	Lifestyle Balanced Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (z)	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	267,166	262,131	262,614	24,690	1,252
Units issued	2,509	12,412	6,625	243,586	24,089
Units redeemed	(7,345)	(7,377)	(7,108)	(5,662)	(651)

Units, end of period	262,330	267,166	262,131	262,614	24,690

Unit value, end of period $	17.61	16.54	14.67	13.73	12.09
Assets, end of period $	4,618,822	4,418,080	3,845,203	3,604,203	298,594
Investment income ratio*	7.59%	5.33%	3.89%	2.78%	0.54%
Total return, lowest to highest**	6.47%	12.73%	6.88%	13.50%	23.97%

(z)	Fund renamed on May 1, 2006. Previously known as Lifestyle Balanced 640 Trust.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Lifestyle Conservative Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (s)
Units, beginning of period	5,018	—
Units issued	11,135	5,107
Units redeemed	(9,813)	(89)

Units, end of period	6,340	5,018

Unit value, end of period $	11.81	11.21
Assets, end of period $	74,882	56,248
Investment income ratio*	10.77%	1.34%
Total return, lowest to highest**	4.04% to 5.35%	7.10% to 8.44%

(s)	Fund renamed on May 1, 2006. Previously known as Lifestyle Conservative 280 Trust. Fund available in prior year but no activity.

	Sub-Account
	Lifestyle Conservative Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (b)	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03 (n)
Units, beginning of period	21,148	20,917	17,371	12,746	—
Units issued	5,725	8,111	4,786	7,454	13,441
Units redeemed	(2,707)	(7,880)	(1,240)	(2,829)	(695)

Units, end of period	24,166	21,148	20,917	17,371	12,746

Unit value, end of period $	16.68	15.83	14.60	14.19	13.07
Assets, end of period $	403,143	334,795	305,372	246,488	166,561
Investment income ratio*	7.91%	4.36%	4.75%	2.74%	0.69%
Total return, lowest to highest**	5.37%	8.43%	2.88%	8.60%	11.55%

(b)	Fund renamed on May 1, 2006. Previously known as Lifestyle Conservative 280 Trust.
(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Lifestyle Growth Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (t)
Units, beginning of period	204,103	—
Units issued	384,810	215,296
Units redeemed	(63,579)	(11,193)

Units, end of period	525,334	204,103

Unit value, end of period $	13.76	12.79
Assets, end of period $	7,227,113	2,610,838
Investment income ratio*	8.66%	0.48%
Total return, lowest to highest**	3.01% to 7.55%	9.70% to 13.58%

(t)	Fund renamed on May 1, 2006. Previously known as Lifestyle Growth 820 Trust. Fund available in prior year but no activity.

	Sub-Account
	Lifestyle Growth Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (c)	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	117,981	82,918	29,479	8,740	5,150
Units issued	12,615	36,718	61,289	21,893	4,394
Units redeemed	(21,668)	(1,655)	(7,850)	(1,154)	(804)

Units, end of period	108,928	117,981	82,918	29,479	8,740

Unit value, end of period $	16.75	15.58	13.73	12.63	11.02
Assets, end of period $	1,824,691	1,838,058	1,138,146	372,374	96,340
Investment income ratio*	7.43%	5.50%	1.73%	1.12%	1.04%
Total return, lowest to highest**	7.53%	13.50%	8.66%	14.59%	29.56%

(c)	Fund renamed on May 1, 2006. Previously known as Lifestyle Growth 820 Trust.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Lifestyle Moderate Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (u)

Units, beginning of period	8,892	—
Units issued	45,475	9,210
Units redeemed	(9,538)	(318)

Units, end of period	44,829	8,892

Unit value, end of period $	12.33	11.71
Assets, end of period $	552,888	104,101
Investment income ratio*	8.62%	0.82%
Total return, lowest to highest**	3.32% to 5.34%	8.31% to 10.49%

(u)	Fund renamed on May 1, 2006. Previously known as Lifestyle Moderate 460 Trust. Fund available in prior year but no activity.

	Sub-Account
	Lifestyle Moderate Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (d)	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	41,866	41,768	37,194	415	210
Units issued	1,114	1,240	9,679	36,972	221
Units redeemed	(835)	(1,142)	(5,105)	(193)	(16)

Units, end of period	42,145	41,866	41,768	37,194	415

Unit value, end of period $	16.70	15.86	14.36	13.79	12.42
Assets, end of period $	703,757	663,962	599,926	512,934	5,151
Investment income ratio*	7.68%	4.62%	3.84%	0.31%	2.51%
Total return, lowest to highest**	5.29%	10.42%	4.15%	11.04%	17.83%

(d)	Fund renamed on May 1, 2006. Previously known as Lifestyle Moderate 460 Trust.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Managed Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	4	—
Units issued	1,058	6
Units redeemed	(136)	(2)

Units, end of period	926	4

Unit value, end of period $	57.27	56.17
Assets, end of period $	53,001	256
Investment income ratio*	6.58%	0.00%
Total return, lowest to highest**	1.07% to 1.95%	7.48% to 8.49%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Mid Cap Index Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	23,644	—
Units issued	8,151	26,995
Units redeemed	(1,244)	(3,351)

Units, end of period	30,551	23,644

Unit value, end of period $	15.02	13.97
Assets, end of period $	458,910	330,235
Investment income ratio*	1.53%	0.00%
Total return, lowest to highest**	0.35% to 7.55%	5.84% to 9.74%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Mid Cap Index Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	5,958	6,882	7,308	6,580	4,729
Units issued	1,073	1,137	772	2,332	2,485
Units redeemed	(989)	(2,061)	(1,198)	(1,604)	(634)

Units, end of period	6,042	5,958	6,882	7,308	6,580

Unit value, end of period $	22.99	21.39	19.49	17.40	15.02
Assets, end of period $	138,936	127,416	134,160	127,175	98,861
Investment income ratio*	1.35%	0.60%	0.51%	0.40%	0.00%
Total return, lowest to highest**	7.51%	9.72%	12.02%	15.83%	34.56%

Sub-Account
Mid Cap Intersection Trust Series 0
Year Ended Dec. 31/07 (f)
Units, beginning of period	—
Units issued	119
Units redeemed	—

Units, end of period	119

Unit value, end of period $	9.31
Assets, end of period $	1,112
Investment income ratio*	0.00%
Total return, lowest to highest**	(6.87%) to (2.91%)

(f)	Reflects the period from commencement of operations on April 30, 2007 through December 31, 2007.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Mid Cap Stock Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,424	—
Units issued	9,966	2,052
Units redeemed	(4,144)	(628)

Units, end of period	7,246	1,424

Unit value, end of period $	49.27	39.87
Assets, end of period $	357,025	56,755
Investment income ratio*	0.01%	0.00%
Total return, lowest to highest**	10.93% to 23.59%	8.69% to 13.66%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Mid Cap Stock Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	16,298	16,350	12,772	9,217	3,507
Units issued	1,154	3,063	6,339	5,182	6,796
Units redeemed	(2,929)	(3,115)	(2,761)	(1,627)	(1,086)

Units, end of period	14,523	16,298	16,350	12,772	9,217

Unit value, end of period $	22.72	18.38	16.19	14.13	11.87
Assets, end of period $	329,876	299,587	264,686	180,462	109,402
Investment income ratio*	0.00%	0.00%	0.00%	0.00%	0.00%
Total return, lowest to highest**	23.57%	13.55%	14.57%	19.04%	42.33%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Mid Cap Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,452	—
Units issued	7,139	1,468
Units redeemed	(644)	(16)

Units, end of period	7,947	1,452

Unit value, end of period $	12.76	12.67
Assets, end of period $	101,410	18,388
Investment income ratio*	1.08%	0.01%
Total return, lowest to highest**	(4.59%) to 0.72%	11.71% to 12.30%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Mid Cap Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	13,304	12,015	9,740	6,181	4,035
Units issued	1,595	2,715	4,457	4,382	3,223
Units redeemed	(1,120)	(1,426)	(2,182)	(823)	(1,077)

Units, end of period	13,779	13,304	12,015	9,740	6,181

Unit value, end of period $	22.41	22.26	19.83	18.36	14.75
Assets, end of period $	308,843	296,130	238,230	178,816	91,171
Investment income ratio*	1.07%	0.65%	0.39%	0.50%	0.33%
Total return, lowest to highest**	0.69%	12.27%	8.00%	24.46%	25.36%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Mid Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	159	—
Units issued	24,095	186
Units redeemed	(13,440)	(27)

Units, end of period	10,814	159

Unit value, end of period $	21.71	21.60
Assets, end of period $	234,778	3,438
Investment income ratio*	2.77%	0.00%
Total return, lowest to highest**	(3.42%) to 0.51%	14.99% to 20.34%

(n) Fund available in prior year but no activity.
	Sub-Account
	Money Market Trust B Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	51,888	—
Units issued	474,481	570,396
Units redeemed	(368,056)	(518,508)

Units, end of period	158,313	51,888

Unit value, end of period $	16.90	16.12
Assets, end of period $	2,675,752	836,632
Investment income ratio*	4.62%	3.67%
Total return, lowest to highest**	1.92% to 4.82%	3.05% to 4.70%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Money Market Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	160,059	280,201	189,654	185,160	178,513
Units issued	45,130	72,876	134,353	464,096	121,129
Units redeemed	(89,500)	(193,018)	(43,806)	(459,602)	(114,482)

Units, end of period	115,689	160,059	280,201	189,654	185,160

Unit value, end of period $	13.19	12.61	12.08	11.76	11.67
Assets, end of period $	1,525,766	2,018,882	3,384,034	2,231,134	2,160,560
Investment income ratio*	4.47%	4.35%	2.68%	0.76%	0.58%
Total return, lowest to highest**	4.54%	4.45%	2.67%	0.76%	0.58%

	Sub-Account
	Natural Resources Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,753	—
Units issued	12,445	2,899
Units redeemed	(3,072)	(1,146)

Units, end of period	11,126	1,753

Unit value, end of period $	23.82	16.92
Assets, end of period $	265,055	29,662
Investment income ratio*	1.25%	0.46%
Total return, lowest to highest**	18.70% to 40.81%	9.31% to 22.32%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Natural Resources Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04 (n)
Units, beginning of period	4,728	3,679	563	—
Units issued	1,245	3,138	4,918	578
Units redeemed	(1,415)	(2,089)	(1,802)	(15)

Units, end of period	4,558	4,728	3,679	563

Unit value, end of period $	56.50	40.16	32.84	22.38
Assets, end of period $	257,560	189,869	120,819	12,594
Investment income ratio*	1.24%	0.43%	0.00%	0.01%
Total return, lowest to highest**	40.67%	22.29%	46.78%	24.31%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Overseas Equity Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	317	—
Units issued	2,849	318
Units redeemed	(358)	(1)

Units, end of period	2,808	317

Unit value, end of period $	21.43	19.04
Assets, end of period $	60,183	6,048
Investment income ratio*	2.45%	0.00%
Total return, lowest to highest**	5.73% to 12.53%	11.40% to 19.76%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Pacific Rim Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	483	—
Units issued	3,013	2,161
Units redeemed	(235)	(1,678)

Units, end of period	3,261	483

Unit value, end of period $	15.40	14.10
Assets, end of period $	50,215	6,815
Investment income ratio*	2.01%	0.00%
Total return, lowest to highest**	(0.46%) to 9.19%	2.51% to 11.22%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Pacific Rim Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	10,683	5,783	698	1,575	1,138
Units issued	1,100	5,280	5,229	84	800
Units redeemed	(1,335)	(380)	(144)	(961)	(363)

Units, end of period	10,448	10,683	5,783	698	1,575

Unit value, end of period $	21.34	19.55	17.60	14.00	11.98
Assets, end of period $	222,935	208,854	101,817	9,774	18,867
Investment income ratio*	1.78%	0.83%	0.21%	0.71%	0.11%
Total return, lowest to highest**	9.14%	11.05%	25.75%	16.89%	40.70%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

Sub-Account
Quantitative All Cap Trust Series 0
Year Ended Dec. 31/07 (n)
Units, beginning of period	—
Units issued	768
Units redeemed	(46)

Units, end of period	722

Unit value, end of period $	13.73
Assets, end of period $	9,907
Investment income ratio*	3.14%
Total return, lowest to highest**	(0.84%) to 3.82%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Quantitative All Cap Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04 (a)
Units, beginning of period	1,665	1,203	2	—
Units issued	499	571	1,202	3
Units redeemed	(95)	(109)	(1)	(1)

Units, end of period	2,069	1,665	1,203	2

Unit value, end of period $	23.21	22.36	19.42	17.88
Assets, end of period $	48,008	37,245	23,366	42
Investment income ratio*	1.29%	1.14%	25.57%	0.74%
Total return, lowest to highest**	3.79%	15.17%	8.58%	14.91%

(a)	Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

Sub-Account
Quantitative Mid Cap Trust Series 0
Year Ended Dec. 31/07 (n)
Units, beginning of period	—
Units issued	258
Units redeemed	(7)

Units, end of period	251

Unit value, end of period $	11.96
Assets, end of period $	2,996
Investment income ratio*	1.06%
Total return, lowest to highest**	(5.80%) to (1.73%)

(n)	Fund available in prior year but no activity.

	Sub-Account
	Quantitative Mid Cap Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	7,124	5,772	1,498	470	1
Units issued	1,290	1,554	4,504	1,086	551
Units redeemed	(187)	(202)	(230)	(58)	(82)

Units, end of period	8,227	7,124	5,772	1,498	470

Unit value, end of period $	14.96	15.28	14.68	12.92	10.93
Assets, end of period $	123,113	108,859	84,728	19,350	5,133
Investment income ratio*	0.51%	0.00%	0.00%	0.00%	0.00%
Total return, lowest to highest**	(2.08%)	4.09%	13.62%	18.21%	38.53%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Quantitative Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	383	—
Units issued	281	383
Units redeemed	(19)	—

Units, end of period	645	383

Unit value, end of period $	12.91	13.61
Assets, end of period $	8,331	5,208
Investment income ratio*	2.26%	0.00%
Total return, lowest to highest**	(5.53%) to (5.17%)	17.56% to 21.36%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Real Estate Securities Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,852	—
Units issued	7,190	2,804
Units redeemed	(4,251)	(952)

Units, end of period	4,791	1,852

Unit value, end of period $	80.44	95.27
Assets, end of period $	385,417	176,507
Investment income ratio*	2.97%	0.50%
Total return, lowest to highest**	(15.56%) to (1.55%)	30.03% to 38.17%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Real Estate Securities Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	13,329	13,302	11,870	10,506	9,703
Units issued	572	1,344	3,175	2,018	1,436
Units redeemed	(814)	(1,317)	(1,743)	(654)	(633)

Units, end of period	13,087	13,329	13,302	11,870	10,506

Unit value, end of period $	29.15	34.54	25.01	22.36	16.94
Assets, end of period $	381,484	460,421	332,703	265,430	177,934
Investment income ratio*	2.60%	1.76%	1.82%	2.24%	2.59%
Total return, lowest to highest**	(15.61%)	38.10%	11.85%	32.04%	39.14%

	Sub-Account
	Real Return Bond Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	5,831	—
Units issued	19,254	5,831
Units redeemed	(11,623)	—

Units, end of period	13,462	5,831

Unit value, end of period $	11.14	10.01
Assets, end of period $	149,991	58,338
Investment income ratio*	8.03%	0.00%
Total return, lowest to highest**	8.41% to 11.36%	0.43% to 1.65%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Real Return Bond Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04 (n)
Units, beginning of period	720	506	476	—
Units issued	41	257	57	515
Units redeemed	(79)	(43)	(27)	(39)

Units, end of period	682	720	506	476

Unit value, end of period $	16.21	14.56	14.50	14.30
Assets, end of period $	11,060	10,499	7,342	6,804
Investment income ratio*	6.68%	2.40%	0.00%	0.00%
Total return, lowest to highest**	11.33%	0.39%	1.43%	9.07%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Science & Technology Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	9,436	—
Units issued	3,990	9,471
Units redeemed	(594)	(35)

Units, end of period	12,832	9,436

Unit value, end of period $	14.24	11.90
Assets, end of period $	182,724	112,341
Investment income ratio*	0.00%	0.00%
Total return, lowest to highest**	6.67% to 19.62%	5.60% to 8.36%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Science & Technology Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	43,417	31,228	31,376	28,158	18,018
Units issued	6,304	22,753	5,025	10,282	13,615
Units redeemed	(2,763)	(10,564)	(5,173)	(7,064)	(3,475)

Units, end of period	46,958	43,417	31,228	31,376	28,158

Unit value, end of period $	8.56	7.16	6.79	6.65	6.59
Assets, end of period $	402,166	311,002	211,989	208,647	185,631
Investment income ratio*	0.00%	0.00%	0.00%	0.00%	0.00%
Total return, lowest to highest**	19.57%	5.52%	2.09%	0.86%	50.37%

	Sub-Account
	Short-Term Bond Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	198	—
Units issued	803	198
Units redeemed	(84)	—

Units, end of period	917	198

Unit value, end of period $	19.05 to 19.05	18.45 to 18.45
Assets, end of period $	17,469	3,643
Investment income ratio*	10.66%	0.00%
Total return, lowest to highest**	1.04% to 3.25%	3.60% to 4.55%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Small Cap Growth Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	47	—
Units issued	87	61
Units redeemed	(48)	(14)

Units, end of period	86	47

Unit value, end of period $	19.59	17.19
Assets, end of period $	1,681	808
Investment income ratio*	0.00%	0.00%
Total return, lowest to highest**	6.76% to 13.98%	5.68% to 13.47%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Small Cap Index Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	8,711	—
Units issued	20,808	11,898
Units redeemed	(9,922)	(3,187)

Units, end of period	19,597	8,711

Unit value, end of period $	15.16	15.48
Assets, end of period $	297,118	134,855
Investment income ratio*	2.04%	0.00%
Total return, lowest to highest**	(2.06%) to (1.09%)	9.41% to 17.64%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Small Cap Index Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	7,280	7,525	8,085	5,923	3,031
Units issued	976	2,003	1,086	2,774	3,398
Units redeemed	(366)	(2,248)	(1,646)	(612)	(506)

Units, end of period	7,890	7,280	7,525	8,085	5,923

Unit value, end of period $	19.08	19.50	16.58	15.96	13.60
Assets, end of period $	150,486	141,914	124,730	129,001	80,546
Investment income ratio*	1.73%	0.48%	0.50%	0.29%	0.00%
Total return, lowest to highest**	(2.16%)	17.62%	3.89%	17.33%	45.79%

	Sub-Account
	Small Cap Opportunities Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	8,906	—
Units issued	3,518	8,922
Units redeemed	(1,031)	(16)

Units, end of period	11,393	8,906

Unit value, end of period $	11.87	12.85
Assets, end of period $	135,255	114,450
Investment income ratio*	2.05%	0.00%
Total return, lowest to highest**	(7.60%) to (6.53%)	4.03% to 10.47%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Small Cap Opportunities Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04 (n)
Units, beginning of period	3,680	3,110	116	—
Units issued	874	806	3,145	131
Units redeemed	(203)	(236)	(151)	(15)

Units, end of period	4,351	3,680	3,110	116

Unit value, end of period $	24.20	26.20	23.72	22.01
Assets, end of period $	105,271	96,430	73,778	2,557
Investment income ratio*	1.93%	0.69%	0.00%	0.00%
Total return, lowest to highest**	(7.66%)	10.45%	7.77%	25.78%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Small Cap Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	253	—
Units issued	477	267
Units redeemed	(81)	(14)

Units, end of period	649	253

Unit value, end of period $	12.39	12.32
Assets, end of period $	8,043	3,117
Investment income ratio*	0.00%	0.00%
Total return, lowest to highest**	0.57% to 0.77%	6.07% to 7.62%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Small Cap Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (k)
Units, beginning of period	508	58	—
Units issued	228	466	59
Units redeemed	(174)	(16)	(1)

Units, end of period	562	508	58

Unit value, end of period $	15.48	15.38	14.30
Assets, end of period $	8,695	7,820	834
Investment income ratio*	0.00%	0.00%	0.00%
Total return, lowest to highest**	0.65%	7.55%	14.40%

(k)	Reflects the period from commencement of operations on May 2, 2005 through December 31, 2005.

	Sub-Account
	Small Cap Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	932	—
Units issued	336	934
Units redeemed	(62)	(2)

Units, end of period	1,206	932

Unit value, end of period $	34.40	35.44
Assets, end of period $	41,475	33,041
Investment income ratio*	1.11%	0.00%
Total return, lowest to highest**	(4.00%) to (2.92%)	13.65% to 19.32%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

Sub-Account
Small Cap Value Trust Series 1
Year Ended Dec. 31/07 (g)
Units, beginning of period	—
Units issued	1,431
Units redeemed	(4)

Units, end of period	1,427

Unit value, end of period $	12.28
Assets, end of period $	17,514
Investment income ratio*	0.60%
Total return, lowest to highest**	(1.78%)

(g)	Reflects the period from commencement of operations on November 12, 2007 through December 31, 2007.

	Sub-Account
	Small Company Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (k)
Units, beginning of period	907	4	—
Units issued	163	946	7
Units redeemed	(37)	(43)	(3)

Units, end of period	1,033	907	4

Unit value, end of period $	15.97	17.09	16.18
Assets, end of period $	16,494	15,507	71
Investment income ratio*	0.00%	0.00%	0.00%
Total return, lowest to highest**	(6.53%)	5.60%	6.32%

(k)	Reflects the period from commencement of operations on May 2, 2005 through December 31, 2005.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Small Company Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,980	—
Units issued	8,417	3,801
Units redeemed	(3,962)	(1,821)

Units, end of period	6,435	1,980

Unit value, end of period $	13.25	13.41
Assets, end of period $	85,287	26,542
Investment income ratio*	0.15%	0.00%
Total return, lowest to highest**	(2.27%) to (1.14%)	5.55% to 15.50%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Small Company Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	20,450	21,737	21,728	16,417	14,054
Units issued	2,087	2,786	6,661	6,333	3,851
Units redeemed	(2,493)	(4,073)	(6,652)	(1,022)	(1,488)

Units, end of period	20,044	20,450	21,737	21,728	16,417

Unit value, end of period $	23.28	23.56	20.41	19.07	15.23
Assets, end of period $	466,520	481,732	443,639	414,315	250,055
Investment income ratio*	0.15%	0.07%	0.25%	0.15%	0.40%
Total return, lowest to highest**	(1.20%)	15.42%	7.04%	25.20%	33.66%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Special Value Trust Series 0
	Year Ended Dec. 31/07 (v)	Year Ended Dec. 31/06 (n)
Units, beginning of period	7	—
Units issued	414	10
Units redeemed	(421)	(3)

Units, end of period	—	7

Unit value, end of period $	12.41	12.44
Assets, end of period $	—	90
Investment income ratio*	7.16%	0.00%
Total return, lowest to highest**	(1.38%) to (0.22%)	5.81% to 10.88%

(v)	Terminated as an investment option and funds transferred to Small Cap Value Trust on November 12, 2007.
(n)	Fund available in prior year but no activity.

	Sub-Account
	Special Value Trust Series 1
	Year Ended Dec. 31/07 (v)	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03 (l)
Units, beginning of period	688	751	356	130	—
Units issued	80	147	430	261	140
Units redeemed	(768)	(210)	(35)	(35)	(10)

Units, end of period	—	688	751	356	130

Unit value, end of period $	22.19	22.25	20.08	19.01	15.82
Assets, end of period $	—	15,318	15,085	6,767	2,051
Investment income ratio*	2.39%	0.03%	0.00%	0.00%	0.00%
Total return, lowest to highest**	(0.31%)	10.84%	5.61%	20.18%	26.56%

(v)	Terminated as an investment option and funds transferred to Small Cap Value Trust on November 12, 2007.
(l)	Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Strategic Bond Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	226	—
Units issued	217	244
Units redeemed	(91)	(18)

Units, end of period	352	226

Unit value, end of period $	10.99	10.99
Assets, end of period $	3,867	2,487
Investment income ratio*	10.24%	0.00%
Total return, lowest to highest**	0.02% to 2.07%	7.05% to 7.25%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Strategic Bond Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	15,957	17,099	12,259	19,097	12,505
Units issued	3,201	3,827	6,199	3,903	8,888
Units redeemed	(1,174)	(4,969)	(1,359)	(10,741)	(2,296)

Units, end of period	17,984	15,957	17,099	12,259	19,097

Unit value, end of period $	16.80	16.83	15.72	15.30	14.35
Assets, end of period $	302,113	268,472	268,725	187,609	273,992
Investment income ratio*	9.44%	6.21%	2.67%	3.18%	3.49%
Total return, lowest to highest**	(0.15%)	7.06%	2.70%	6.67%	13.11%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Strategic Income Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	11	—
Units issued	1,436	12
Units redeemed	(436)	(1)

Units, end of period	1,011	11

Unit value, end of period $	11.33	10.70
Assets, end of period $	11,451	111
Investment income ratio*	6.48%	10.39%
Total return, lowest to highest**	3.96% to 5.85%	2.73% to 4.08%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Strategic Income Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (k)
Units, beginning of period	2,329	547	—
Units issued	307	1,858	549
Units redeemed	(57)	(76)	(2)

Units, end of period	2,579	2,329	547

Unit value, end of period $	15.33	14.48	13.93
Assets, end of period $	39,540	33,725	7,623
Investment income ratio*	2.16%	3.76%	71.07%
Total return, lowest to highest**	5.88%	3.97%	2.28%

(k)	Reflects the period from commencement of operations on May 2, 2005 through December 31, 2005.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Strategic Opportunities Trust Series 1
	Year Ended Dec. 31/07 (e)	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	17,957	19,724	22,947	25,730	20,172
Units issued	134	3,082	3,493	7,213	7,878
Units redeemed	(18,091)	(4,849)	(6,716)	(9,996)	(2,320)

Units, end of period	—	17,957	19,724	22,947	25,730

Unit value, end of period $	11.27	10.56	9.41	8.58	7.64
Assets, end of period $	—	189,585	185,673	196,867	196,542
Investment income ratio*	0.76%	0.01%	0.44%	0.08%	0.00%
Total return, lowest to highest**	6.79%	12.15%	9.74%	12.31%	25.83%

(e)	Terminated as an investment option and funds transferred to Large Cap Trust on April 30, 2007.

	Sub-Account
	Total Bond Market Trust B Series 0
	Year Ended Dec. 31/07 (cc)	Year Ended Dec. 31/06 (n)
Units, beginning of period	—	—
Units issued	939	—
Units redeemed	(50)	—

Units, end of period	889	—

Unit value, end of period $	17.03	15.89
Assets, end of period $	15,131	7
Investment income ratio*	17.08%	0.00%
Total return, lowest to highest**	5.28% to 7.13%	4.07% to 4.95%

(cc)	Fund renamed on October 1, 2007. Previously known as Bond Index Trust B.
(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Total Return Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	9,727	—
Units issued	15,689	9,738
Units redeemed	(5,896)	(11)

Units, end of period	19,520	9,727

Unit value, end of period $	12.37	11.39
Assets, end of period $	241,537	110,819
Investment income ratio*	8.82%	0.00%
Total return, lowest to highest**	7.18% to 8.61%	3.67% to 4.15%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Total Return Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	21,929	19,031	15,097	18,923	15,105
Units issued	4,349	5,551	5,524	4,332	5,867
Units redeemed	(1,887)	(2,653)	(1,590)	(8,158)	(2,049)

Units, end of period	24,391	21,929	19,031	15,097	18,923

Unit value, end of period $	20.65	19.04	18.37	17.93	17.08
Assets, end of period $	503,738	417,436	349,701	270,713	323,303
Investment income ratio*	7.62%	3.09%	2.26%	3.90%	2.43%
Total return, lowest to highest**	8.49%	3.60%	2.48%	4.96%	5.01%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Total Stock Market Index Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	49	—
Units issued	690	2,623
Units redeemed	(40)	(2,574)

Units, end of period	699	49

Unit value, end of period $	48.65	46.25
Assets, end of period $	34,014	2,305
Investment income ratio*	3.99%	0.00%
Total return, lowest to highest**	1.41% to 5.19%	12.21% to 15.33%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Total Stock Market Index Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	7,518	13,380	12,766	10,326	6,973
Units issued	794	1,665	2,486	2,913	3,839
Units redeemed	(579)	(7,527)	(1,872)	(473)	(486)

Units, end of period	7,733	7,518	13,380	12,766	10,326

Unit value, end of period $	14.66	13.94	12.09	11.44	10.24
Assets, end of period $	113,343	104,768	161,733	146,010	105,687
Investment income ratio*	2.19%	0.90%	1.05%	0.57%	0.00%
Total return, lowest to highest**	5.18%	15.29%	5.70%	11.73%	30.55%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	U.S. Core Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	10	—
Units issued	33	19
Units redeemed	(17)	(9)

Units, end of period	26	10

Unit value, end of period $	11.64	11.49
Assets, end of period $	301	111
Investment income ratio*	2.44%	0.15%
Total return, lowest to highest**	0.22% to 1.31%	9.26% to 10.74%

(n)	Fund available in prior year but no activity.

	Sub-Account
	U.S. Core Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (i)	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	52,696	51,833	54,972	66,744	62,157
Units issued	3,754	5,763	4,715	6,641	11,273
Units redeemed	(3,474)	(4,900)	(7,854)	(18,413)	(6,686)

Units, end of period	52,976	52,696	51,833	54,972	66,744

Unit value, end of period $	10.84	10.71	9.81	9.61	9.00
Assets, end of period $	574,252	564,068	508,201	528,253	600,702
Investment income ratio*	2.23%	1.20%	1.37%	0.83%	0.93%
Total return, lowest to highest**	1.26%	9.17%	2.03%	6.77%	26.59%

(i)	Fund renamed on May 1, 2006. Previously known as Growth & Income Trust.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	U.S. Global Leaders Growth Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	49	—
Units issued	211	59
Units redeemed	(79)	(10)

Units, end of period	181	49

Unit value, end of period $	11.51	11.10
Assets, end of period $	2,088	542
Investment income ratio*	1.77%	0.00%
Total return, lowest to highest**	3.72% to 4.85%	1.81% to 6.90%

(n)	Fund available in prior year but no activity.

	Sub-Account
	U.S. Global Leaders Growth Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05 (k)
Units, beginning of period	2,109	753	—
Units issued	106	2,599	979
Units redeemed	(154)	(1,243)	(226)

Units, end of period	2,061	2,109	753

Unit value, end of period $	14.08	13.58	13.34
Assets, end of period $	29,011	28,655	10,050
Investment income ratio*	1.29%	0.00%	0.21%
Total return, lowest to highest**	3.63%	1.81%	0.87%

(k)	Reflects the period from commencement of operations on May 2, 2005 through December 31, 2005.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	U.S. Government Securities Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	8,201	—
Units issued	752	16,342
Units redeemed	(202)	(8,141)

Units, end of period	8,751	8,201

Unit value, end of period $	12.64	12.24
Assets, end of period $	110,571	100,361
Investment income ratio*	8.37%	0.00%
Total return, lowest to highest**	2.42% to 3.25%	4.39% to 4.74%

(n)	Fund available in prior year but no activity.

	Sub-Account
	U.S. Government Securities Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	38,338	35,208	30,248	34,492	26,203
Units issued	6,749	11,430	9,760	11,561	12,842
Units redeemed	(4,196)	(8,300)	(4,800)	(15,805)	(4,553)

Units, end of period	40,891	38,338	35,208	30,248	34,492

Unit value, end of period $	14.69	14.24	13.64	13.43	13.05
Assets, end of period $	600,629	545,946	480,306	406,225	450,219
Investment income ratio*	8.30%	5.05%	1.62%	1.90%	2.94%
Total return, lowest to highest**	3.15%	4.39%	1.58%	2.88%	1.73%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	U.S. High Yield Bond Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	8,952	—
Units issued	254	17,899
Units redeemed	(41)	(8,947)

Units, end of period	9,165	8,952

Unit value, end of period $	11.76	11.42
Assets, end of period $	107,782	102,207
Investment income ratio*	10.56%	0.00%
Total return, lowest to highest**	3.00% to 3.60%	6.52% to 9.60%

(n)	Fund available in prior year but no activity.

	Sub-Account
	U.S. High Yield Bond Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	1,100	—
Units issued	162	1,115
Units redeemed	(45)	(15)

Units, end of period	1,217	1,100

Unit value, end of period $	14.66	14.25
Assets, end of period $	17,853	15,680
Investment income ratio*	10.71%	0.00%
Total return, lowest to highest**	2.86%	9.57%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	U.S. Large Cap Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	20,441	—
Units issued	22,330	20,456
Units redeemed	(6,671)	(15)

Units, end of period	36,100	20,441

Unit value, end of period $	12.37	12.41
Assets, end of period $	446,691	253,599
Investment income ratio*	1.23%	0.00%
Total return, lowest to highest**	(3.98%) to (0.26%)	7.78% to 10.68%

(n)	Fund available in prior year but no activity.

	Sub-Account
	U.S. Large Cap Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	21,071	19,526	19,069	9,388	5,165
Units issued	2,877	3,532	4,083	11,081	5,729
Units redeemed	(3,301)	(1,987)	(3,626)	(1,400)	(1,506)

Units, end of period	20,647	21,071	19,526	19,069	9,388

Unit value, end of period $	16.83	16.89	15.26	14.43	13.19
Assets, end of period $	347,587	355,928	298,078	275,100	123,810
Investment income ratio*	1.11%	0.54%	0.41%	0.22%	0.31%
Total return, lowest to highest**	(0.34%)	10.66%	5.81%	9.39%	37.06%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Utilities Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	2,946	—
Units issued	14,406	4,217
Units redeemed	(3,556)	(1,271)

Units, end of period	13,796	2,946

Unit value, end of period $	19.33	15.17
Assets, end of period $	266,665	44,689
Investment income ratio*	2.20%	1.33%
Total return, lowest to highest**	12.22% to 27.43%	25.74% to 31.06%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Utilities Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03 (n)
Units, beginning of period	4,979	2,818	1,035	602	—
Units issued	618	2,381	1,879	479	626
Units redeemed	(531)	(220)	(96)	(46)	(24)

Units, end of period	5,066	4,979	2,818	1,035	602

Unit value, end of period $	24.26	19.04	14.54	12.44	9.61
Assets, end of period $	122,895	94,806	40,963	12,883	5,786
Investment income ratio*	1.96%	2.39%	0.52%	1.09%	0.00%
Total return, lowest to highest**	27.40%	31.00%	16.82%	29.42%	34.54%

(n)	Fund available in prior year but no activity.

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

7.	Financial Highlights

	Sub-Account
	Value Trust Series 0
	Year Ended Dec. 31/07	Year Ended Dec. 31/06 (n)
Units, beginning of period	226	—
Units issued	1,515	2,006
Units redeemed	(980)	(1,780)

Units, end of period	761	226

Unit value, end of period $	15.05	13.90
Assets, end of period $	11,452	3,141
Investment income ratio*	2.05%	0.00%
Total return, lowest to highest**	(0.18%) to 8.26%	13.77% to 21.03%

(n)	Fund available in prior year but no activity.

	Sub-Account
	Value Trust Series 1
	Year Ended Dec. 31/07	Year Ended Dec. 31/06	Year Ended Dec. 31/05	Year Ended Dec. 31/04	Year Ended Dec. 31/03
Units, beginning of period	16,045	15,540	16,069	14,870	10,345
Units issued	2,765	3,113	2,110	5,425	5,715
Units redeemed	(1,636)	(2,608)	(2,639)	(4,226)	(1,190)

Units, end of period	17,174	16,045	15,540	16,069	14,870

Unit value, end of period $	22.07	20.40	16.85	14.97	13.00
Assets, end of period $	379,076	327,277	261,861	240,568	193,282
Investment income ratio*	1.45%	0.37%	0.60%	0.53%	1.06%
Total return, lowest to highest**	8.22%	21.05%	12.56%	15.18%	38.75%

John Hancock Life Insurance Company of New York Separate Account B

Notes to Financial Statements (continued)

(*)	These ratios, which are not annualized, represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying Trust portfolio, net of management fees assessed by the Trust portfolio adviser, divided by the average net assets of the sub-account. The recognition of investment income by the sub-account is affected by the timing of the declarations of dividends by the underlying Trust portfolio in which the sub-accounts invest. It is the practice of the Trust, for income tax reasons, to declare dividends in April for investment income received in the previous calendar year for all sub-accounts of the Trust except for the Money Market Trust which declares and reinvests dividends on a daily basis. Any dividend distribution received from a sub-account of the Trust is reinvested immediately, at the net asset value, in shares of that sub-account and retained as assets of the corresponding sub-account so that the unit value of the sub-account is not affected by the declaration and reinvestment of dividends.

(**)	These ratios, which are not annualized, represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction in unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

PART C OTHER INFORMATION

Item 26. Exhibits

The following exhibits are filed as part of this Registration Statement:

(a)	Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I (now referred to as Separate Account B). Incorporated by reference to exhibit A (1) file number 333-33351 filed with the Commission on August 11, 1997 on behalf of FNAL.

(b)	Not applicable.

(c)	(1) Underwriting and Distribution Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) and Manulife Financial Securities LLC dated January 1, 2002. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(2)	Specimen General Agent and Broker-Dealer Selling Agreement by and among John Hancock Life Insurance, John Hancock Variable Life Insurance Company, John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Distributors and the third party broker-dealer firms (included as attachment A).

Incorporated by reference to pre-effective amendment number 1 file number 333-148992 filed with the Commission on October 7, 2008.

(d)	(1) Specimen Flexible Premium Variable Life Insurance policy filed herewith.

(2)	Specimen Change of Life Insured Rider filed herewith.

(3)	Specimen Overloan Protection Rider filed herewith.

(4)	Specimen Return of Premium Death Benefit Rider filed herewith.

(e)	Specimen policy application filed herewith.

(e)(2)	Specimen policy application supplement filed herewith.

(f)	(1) Declaration of Intention and Charter of First North American Life Assurance Company dated January 30, 1992. Incorporated by reference to Exhibit (6)(A)(I) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

(a)	Certificate of amendment of the Declaration of Intention and Charter of First North American Life Assurance Company dated March 6, 1992. Incorporated by reference to Exhibit (6)(A)(II) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

(b)	Certificate of Amendment of the Declaration of Intention and Charter of the The Manufacturers Life Insurance Company of New York dated October 17, 1997. Incorporated by reference to Exhibit (6)(A)(III) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

(c)	Certificate of Amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York dated January 1, 2005. Incorporated by reference to pre-effective amendment number 1 file number 333-127543 filed with the Commission on November 16, 2005.

(d)	Certificate of Amendment of the Declaration of Intention and Charter of John Hancock Life Insurance Company of New York dated July 26, 2006. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(2)	By-laws of the John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York). Incorporated by reference to Exhibit (6)(B) to post-effective amendment No. 7 file number 33-46217 filed with the Commission on February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

(a)	Secretary’s Certificate of Amendment to the By-Laws and Charter of John Hancock Life Insurance Company of New York dated November 17, 2005. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(g)

(1) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Optimum Re Insurance Company filed herewith. [Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC on November 21, 2008.]

(g)	(2) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Transamerica Financial Life Insurance Company filed herewith. [Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC on November 21, 2008.]

(g)	(3) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Munich American Reassurance Company filed herewith. [Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC on November 21, 2008.]

(g)	(4) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Generali USA Life Reassurance Company filed herewith. [Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC on November 21, 2008.]

(g)	(5) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Hannover Life Reassurance Company of America filed herewith. [Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC on November 21, 2008.]

(g)	(6) Reinsurance Agreement between John Hancock Life Insurance Company (U.S.A.) and Swiss Re Life & Health America Inc. filed herewith. [Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC on November 21, 2008.]

(h)	(1) Participation Agreement among The Manufacturers Life Insurance Company (U.S.A.), The Manufacturers Insurance Company of New York, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC dated April 30, 2004. Incorporated by reference to pre-effective amendment no. 1 file number 333-152406 filed with the Commission on November 10, 2008.

(2)	Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust. Incorporated by reference to pre-effective amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

(3)	Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust portfolios (except American Funds Insurance Series) dated April 16, 2007. Incorporated by reference to post-effective amendment number 9 file number 333-85284 filed with the Commission in April, 2007.

(4)	Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust on behalf of series of the Trust that are feeder funds of the American Funds Insurance Series dated April 16, 2007. Incorporated by reference to post-effective amendment number 9 file number 333-85284 filed with the Commission in April, 2007.

(i)	(1) Administrative Services Agreement between John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) and John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) dated January 1, 2001. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(a)	Amendment No. 1 to Administrative Services Agreement between John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York effective May 1, 2005. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(2)	Investment Services Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) and The Manufacturers Life Insurance Company dated October 1, 1997. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(a)	Amendment No. 1 to Investment Services Agreement between John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) and The Manufacturers Life Insurance Company dated August 31, 2000. Incorporated by reference to post-effective amendment number 1 file number 333-131134 filed with the Commission in April, 2007.

(j)	Not Applicable.

(k)	Opinion and consent of counsel regarding the legality of the securities being registered is filed herewith.

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Consents of Independent Registered Public Accounting Firm are filed herewith.

(o)	Not Applicable.

(p)	Not Applicable.

(q)	Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit (a)(6) to pre-effective amendment no. 1 file number 333-33504 filed with the Commission on May 3, 2001.

(i)	Powers of Attorney for Thomas Borshoff, Marc Costantini, Steven A. Finch, Ruth Ann Fleming, James D. Gallagher, Marianne Harrison, William P. Hicks III, Katherine MacMillan, Neil M. Merkl, Bradford J. Race, Jr., Diana Scott, Bruce R. Speca, Robert L. Ullman are filed herewith.

Item 27.	Directors and Officers of the Depositor

OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

Name and Principal Business Address	Position with Depositor
Directors
Thomas Borshoff
3 Robin Drive
Rochester, NY 14618	Director

Marc Costantini
601 Congress Street
Boston, MA 02210	Director

Steven A. Finch
197 Clarendon Street
Boston, MA 02117	Director

Ruth Ann Fleming
205 Highland Avenue
Short Hills, NJ 07078	Director

James D. Gallagher
601 Congress Street
Boston, MA 02210	Director

Marianne Harrison
601 Congress Street
Boston, MA 02210	Director

William P. Hicks III
115 Perimeter Center Place, Suite 965
Atlanta, GA 30346	Director

Katherine MacMillan
250 Bloor Street, East
Toronto, Canada M4W1E5	Director

Neil M. Merkl
35-35 161st Street
Flushing, NY 11358	Director

Bradford J. Race, Jr.
136 East 64th Street
New York, NY 10021	Director

Diana Scott
601 Congress Street
Boston, MA 02210	Director

Name and Principal Business Address	Position with Depositor
Bruce R. Speca
601 Congress Street
Boston, MA 02210	Director

Robert L. Ullmann
155 Seaport Boulevard
Boston, MA 02210	Director

Officers
James D. Gallagher*	Chairman and President
Peter Levitt****	Senior Vice President and Treasurer
Krishna Ramdial****	Vice President, Treasury
Emanuel Alves*	Secretary and Chief Administrative Officer
Richard Harris***	Appointed Actuary
Zahir Bhanji**	Illustration Actuary
Naveed Irshad***	Illustration Officer
Katherine MacMillan****	Senior Vice President, Retirement Plan Services
Hugh McHaffie*	Executive Vice President, US Wealth Management
James R. Boyle**	Executive Vice President, US Insurance
Lynne Patterson*	Senior Vice President and Chief Financial Officer
Jeffery Whitehead*	Vice President and Controller

Helene Landow***	Director, State Compliance Office
Brooks Tingle**	Senior Vice President, Life Operations
Jill Rebman***	Vice President, New Business
Christopher Walker***	Vice President, Inforce Operations
Gregory Mack**	Senior Vice President, Distribution

*	Principal Business Office is 601 Congress Street, Boston, MA 02210

**	Principal Business Office is 197 Clarendon Street, Boston, MA 02116

***	Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5

****Principal	Business Office is 250 Bloor Street, Toronto, Canada M4W1E5

Item 28.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

Registrant is a separate account of John Hancock NY, operated as a unit investment trust. Registrant supports benefits payable under John Hancock NY’s variable life insurance policies by investing assets allocated to various investment options in shares of John Hancock Trust and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the “series” type.

A list of persons directly or indirectly controlled by or under common contract with John Hancock NY as of December 31, 2007 appears below:

Subsidiary Name

Cavalier Cable, Inc.

John Hancock Investment Management Services, LLC

Manulife Service Corporation

Ennal, Inc.

John Hancock Distributors, LLC

Item 29.	Indemnification

The Form of Selling Agreement or Service Agreement between John Hancock Distributors LLC and various broker- dealers may provide that the selling broker-dealer indemnify and hold harmless John Hancock Distributors LLC and the Company, including their affiliates, officers, directors, employees and agents against losses, claims, liabilities or expenses (including reasonable attorney’s fees), arising out of or based upon a breach of the Selling or Service Agreement, or any applicable law or regulation or any applicable rule of any self-regulatory organization or similar provision consistent with industry practice.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriter

(a) Set forth below is information concerning other investment companies for which John Hancock Distributors LLC (“JHD LLC”), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

Name of Investment Company	Capacity in Which Acting
John Hancock Variable Life Separate Account S	Principal Underwriter
John Hancock Variable Life Separate Account U	Principal Underwriter
John Hancock Variable Life Separate Account V	Principal Underwriter
John Hancock Variable Life Separate Account UV	Principal Underwriter
John Hancock Variable Annuity Separate Account I	Principal Underwriter
John Hancock Variable Annuity Separate Account JF	Principal Underwriter
John Hancock Variable Annuity Separate Account U	Principal Underwriter

John Hancock Variable Annuity Separate Account V	Principal Underwriter
John Hancock Variable Annuity Separate Account H	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account A	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account N	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account H	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account I	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account J	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account K	Principal Underwriter
John Hancock Life Insurance Company (U.S.A.)
Separate Account M	Principal Underwriter
John Hancock Life Insurance Company of New York
Separate Account B	Principal Underwriter
John Hancock Life Insurance Company of New York
Separate Account A	Principal Underwriter

(b) John Hancock Life Insurance Company (U.S.A.) is the sole member of JHD LLC and the following comprise the Board of Managers and Officers of JHD LLC

Name	Title
Edward Eng*****	Board Manager
Steven A. Finch**	Board Manager
Lynne Patterson*	Board Manager
Warren Thomson**	Board Manager
Christopher Walker****	Board Manager
Karen Walsh*	Board Manager

Emanuel Alves*	Secretary
Philip Clarkson***	Vice President, U.S. Taxation
Brian Collins****	Vice President, U.S. Taxation
David Crawford****	Assistant Secretary
Vice President, Product Development Retirement Plan
Edward Eng*****	Services
Steven A. Finch**	President and CEO
Peter Levitt*****	Senior Vice President, Treasurer
Heather Justason****	Chief Operating Officer
Jeff Long*	Chief Financial Officer and Financial Operations Principal
Kathleen Pettit**	Vice President and Chief Compliance Officer
Kris Ramdial*****	Vice President, Treasury
Pamela Schmidt**	General Counsel
Karen Walsh*	Vice President, Annuity Distribution

*	Principal Business Office is 601 Congress Street, Boston, MA 02210

**	Principal Business Office is 197 Clarendon Street, Boston, MA 02116

***	Principal Business Office is 200 Clarendon Street, Boston, MA 02116

****	Principal Business Office is 200 Bloor Street, Toronto, Canada M4W1E5

*****	Principal Business Office is 250 Bloor Street, Toronto, Canada M4W1E5

(c) John Hancock Distributors LLC

The information contained in the section titled “Principal Underwriter and Distributor” in the Statement of Additional Information, contained in this Registration Statement, is hereby incorporated by reference in response to Item 31.(c)(2-5).

Item 31.	Location of Accounts and Records

The following entities prepare, maintain, and preserve the records required by Section 31(a) of the Act for the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request: John Hancock Distributors LLC, John Hancock Place, Boston, Massachusetts 02117, serves as Registrant’s distributor and principal underwriter, and, in such capacities, keeps records regarding shareholders account records, canceled stock certificates. John Hancock (at the same address), in its capacity as Registrant’s depositor, and JHVLICO (at the same address), in its capacities as Registrant’s investment adviser, transfer agent, keep all other records required by Section 31 (a) of the Act.

Item 32.	Management Services

All management services contracts are discussed in Part A or Part B.

Item 33.	Fee Representation

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

John Hancock Life Insurance Company of New York hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this pre-effective amendment to the Registration Statement on Form N-6 to be signed on their behalf in the City of Boston, Massachusetts, as of the 21st day of November, 2008.

JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

SEPARATE ACCOUNT B

(Registrant)

JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

By:	/s/ James D. Gallagher
James D. Gallagher Chairman

JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

(Depositor)

By:	/s/ James D. Gallagher
James D. Gallagher Chairman

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to the Registration Statement on Form N-6 has been signed by the following persons in the capacities indicated as of the 21st day of November, 2008.

/s/ Jeffery Whitehead Jeffery Whitehead	Vice President and Controller

/s/Lynne Patterson Lynne Patterson	Senior Vice President and Chief Financial Officer

* Thomas Borshoff	Director

* Marc Costantini	Director

* Steven A. Finch	Director

* Ruth Ann Fleming	Director

* James D. Gallagher	Director

* Marianne Harrison	Director

* William P. Hicks III	Director

* Katherine MacMillan	Director

* Neil M. Merkl	Director

* Bradford J. Race, Jr.	Director

* Diana Scott	Director

* Bruce R. Speca	Director

* Robert L. Ullmann	Director

/s/ James C. Hoodlet James C. Hoodlet
Pursuant to Power of Attorney